2024

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT



APPLIED MATERIALS®

make possible

Applied Materials, Inc.
3050 Bowers Avenue
Santa Clara, California 95054
(408) 727-5555

January 24, 2024

Dear Fellow Shareholders:

On behalf of the Board of Directors, we are pleased to invite you to attend Applied Materials' 2024 Annual Meeting of Shareholders, which will be held on Thursday, March 7, 2024, at 10:00 a.m. Central Time at our offices at 9700 US 290 East, Building 37, Austin, Texas 78724.

We encourage you to read this Proxy Statement because it contains important information for voting your shares and sets forth how the Board oversaw your investment over the past year. This year's Proxy Statement reflects our continued focus on our business strategy, an engaged and effective Board, sound corporate governance and executive compensation practices, our sustainability strategy, and our regular dialogue with and responsiveness to our shareholders.

Financial Performance and Business Strategy

In fiscal 2023, Applied Materials delivered record revenue, earnings and cash flow, and we are outgrowing the wafer fabrication equipment market for the fifth year in a row. Our revenue increased 3% and earnings per share increased 9% year-over-year, despite semiconductor and wafer fabrication equipment spending both being down in 2023.

As we look ahead, we remain very positive about our long-term growth opportunities. Semiconductors are the foundation of digital transformation that will affect nearly every sector of the global economy in the coming years. The strategic importance of semiconductors is increasing throughout the world, and Applied Materials is in a great position to benefit from this exciting period of industry innovation and growth. We have the industry's broadest portfolio of products and technologies that enable improvements in chip performance and power consumption, and we are collaborating closely with our customers to accelerate development and commercialization of next-generation technologies.

Making Possible a Better Future

We also continued to make strong progress towards our 10-year sustainability roadmap, which considers our direct impact and how we run our business (1X), our industry's impact and those of our customers and suppliers (100X), and how our technology can be used to advance sustainability on a global scale (10,000X). Among our other achievements, we continued to make progress toward our 2030 greenhouse gas emission goals – which were validated in 2023 by the Science Based Targets initiative, strengthen our culture of inclusion, and accelerate sustainable innovation, including improving the energy efficiency and longevity of our products. We also designed and deployed a Net Zero 2040 Playbook to work collaboratively across our industry to reduce and mitigate our climate impact. We are committed to significantly reducing our impacts by bringing improved efficiency across our global operations, using cleaner, renewable energy and enabling groundbreaking technology innovation.

An Independent, Diverse and Skilled Board

This year's director nominees possess a wide range of backgrounds, skills and experience, and further our Board's commitment to maintain a composition that aligns with the Company's evolving business and strategic needs. With a balance of tenures, a diversity of personal characteristics and experiences, and a range of skills – including relevant subject matter expertise – our Board is well-positioned to oversee Applied's management team and support Applied's long-term strategy. This Proxy Statement also includes information about the Board's governance practices – including its active and ongoing Board refreshment process, annual self-evaluation, independent leadership and committee practices – that foster this effective oversight.

Robust Shareholder Engagement

We remain committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our Company and its shareholders, and strengthens the Board's and management's accountability. Our corporate governance practices are enhanced by a robust shareholder engagement program, which includes regular outreach to holders of more than half of our outstanding shares. Our shareholder engagement program focuses on issues of interest to our shareholders, particularly in the areas of governance, compensation, environmental sustainability, and human capital matters such as diversity, equity and inclusion. Shareholder feedback continues to directly inform the Board's decision-making on a variety of important matters.

Thank you for your continued investment in and support of Applied Materials.

Sincerely,





Thomas J. Iannotti
Chairman of the Board

Gary E. Dickerson
President and Chief Executive Officer

Notice of 2024 Annual Meeting of Shareholders

 **When** Thursday, March 7, 2024 at 10:00 a.m. Central Time

 **Where** Applied Materials, Inc., 9700 US 290 East, Building 37, Austin, Texas 78724

 **Who Can Vote** Shareholders of record at the close of business on January 10, 2024 and holders of proxies for those shareholders

Items of Business

1. To elect ten directors to serve for a one-year term and until their successors have been duly elected and qualified.

2. To approve, on an advisory basis, the compensation of our named executive officers for fiscal year 2023.

4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024.

5. To consider two shareholder proposals, if properly presented at the Annual Meeting.

6. To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Your vote is important to us. You may vote via the Internet or by telephone, or if you requested to receive printed proxy materials, by signing, dating and returning your proxy card. If you are voting via the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, March 6, 2024. For specific voting instructions, please refer to the information provided in the following Proxy Statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the Internet.

If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the Internet, a proxy card was not sent to you, and you may vote only via the Internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating and returning your proxy card. Shares cannot be voted by marking, writing on and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

By Order of the Board of Directors

Teri A. Little
Senior Vice President,
Chief Legal Officer and Corporate Secretary

Santa Clara, California
January 24, 2024

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on March 7, 2024: The Proxy Statement and Annual Report to Shareholders are available at www.proxyvote.com.

Table of Contents

Reconciliation of non-GAAP adjusted financial measures used in the Compensation Discussion and Analysis section and elsewhere in this Proxy Statement, other than as part of disclosure of target levels, can be found in Appendix A.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including those regarding anticipated growth and trends in our businesses and markets, industry outlooks and demand drivers, technology transitions, our business, strategies and financial performance, our investment and growth strategies, our development of new products and technologies, our sustainability goals and commitments, and other statements that are not historical fact, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our 2023 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and we undertake no obligation to update any such statements.

2024 Proxy Statement Summary

Your proxy is being solicited on behalf of the Board of Directors of Applied Materials, Inc. We are making this Proxy Statement available to shareholders beginning on January 24, 2024. This summary highlights information contained in detail elsewhere in this Proxy Statement. We encourage you to read the entire Proxy Statement for more information prior to voting.

Annual Meeting of Shareholders

Date and Time: March 7, 2024, 10:00 a.m. Central Time

Location: Applied Materials, Inc., 9700 US 290 East, Building 37, Austin, Texas 78724

Record Date: January 10, 2024

Voting: Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

Attendance: Shareholders and their duly appointed proxies may attend the meeting.

Proposals and Board Recommendations

	For More Information	Board Recommendation
PROPOSAL 1 – Election of Directors Rani Borkar, Gary E. Dickerson, Yvonne McGill, Judy Bruner, Thomas J. Iannotti, Scott A. McGregor, Xun (Eric) Chen, Alexander A. Karsner, Aart J. de Geus, Kevin P. March	Pages 1 to 11	✓ FOR each Nominee
PROPOSAL 2 – Executive Compensation Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2023	Page 31	✓ FOR
PROPOSAL 3 – Ratification of Registered Accounting Firm Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024	Page 66	✓ FOR
PROPOSAL 4 – Shareholder Proposal Regarding Lobbying Report Shareholder proposal requesting that the Company prepare a report disclosing Company policy and procedures governing lobbying and payments by the Company used for lobbying	Pages 69 to 71	✗ AGAINST
PROPOSAL 5 – Shareholder Proposal Regarding Pay Equity Reporting Shareholder proposal requesting that the Company report on quantitative median and adjusted pay gaps across race and gender	Pages 72 to 75	✗ AGAINST

Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees
Rani Borkar Corporate Vice President, Azure Hardware Systems and Infrastructure, Microsoft Corporation	62	2020	✓	Compensation Strategy and Investment
Judy Bruner Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)	65	2016	✓	Audit (Chair) Governance (Chair)
Xun (Eric) Chen Executive Chairman, ParityBit Technologies, Inc.	54	2015	✓	Compensation Strategy and Investment
Aart J. de Geus Executive Chair of the Board of Directors, Synopsys, Inc.	69	2007	✓	Strategy and Investment
Gary E. Dickerson President and Chief Executive Officer, Applied Materials, Inc.	66	2013		
Thomas J. Iannotti Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)	67	2005	✓	Compensation (Chair)
Alexander A. Karsner Senior Strategist, X (parent company: Alphabet Inc.)	56	2008	✓	Compensation Governance
Kevin P. March Senior Vice President, Chief Financial Officer, Texas Instruments, Incorporated (retired)	66	2022	✓	Audit
Yvonne McGill Chief Financial Officer, Dell Technologies Inc.	56	2019	✓	Audit Governance
Scott A. McGregor President and Chief Executive Officer, Broadcom Corporation (retired)	67	2018	✓	Strategy and Investment (Chair) Audit

Board Practices and Composition

Ensuring the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders is a top priority of the Board and the Corporate Governance and Nominating Committee (the "Governance Committee"). Our Board composition reflects strong Board practices that support regular refreshment based on our board needs, evolving strategy, and proactive succession planning.

Director Nominee Expertise



Industry and Technology **10/10**	Service, Operations and Manufacturing **4/10**
Executive Leadership **10/10**	Strategy and Innovation **10/10**
Growth and Emerging Technologies **6/10**	Cybersecurity **2/10**
Global Business **10/10**	Risk Management **7/10**
Financial and Accounting **4/10**	Government Policy and Sustainability **3/10**

Key Attributes

Independence



90%
Independent

9 out of 10 directors

Diversity



40%
Ethnically and/or gender diverse



30%
Female



20%
Ethnically diverse*

Tenure



Less than 5 Years	3 Directors
Between 5 and 10 Years	3 Directors
More than 10 Years	4 Directors

» 3 Directors added to the Board over the last 5 years

» Regular refreshment resulting in average Director tenure of 9 years

* Ethnically diverse means a director who self-identifies as one or more of the following (defined by Nasdaq as an Underrepresented Minority): African American or Black, Alaskan Native or Native American, Asian, Hispanic or Latinx, or Native Hawaiian or Pacific Islander.

Board Practices Support Thoughtful Board Composition

Board Composition to Support Company Strategy

The Board and the Governance Committee regularly evaluate the size and composition of the Board to ensure appropriate alignment with the Company's evolving business and strategic needs.

Policy on Board Diversity

The Board is committed to having a Board that reflects diverse perspectives, including those based on gender, ethnicity, skills, experience at policy-making levels in areas that are relevant to the Company's global activities, and functional, geographic or cultural background. The Board has adopted a Policy on Board Diversity as part of its Corporate Governance Guidelines, which highlights its commitment to actively seek out women and ethnically diverse director candidates.

Annual Board Evaluations

The Board conducts an annual self-assessment of the Board, Board Committees and individual directors to evaluate effectiveness.

Board Refreshment

The Board believes the fresh perspectives brought by new directors are critical to a forward-looking and strategic Board when appropriately balanced by the deep understanding of Applied's business provided by longer-serving directors.

Director Succession Planning

The Governance Committee reviews the short-term and long-term strategies and interests of Applied to determine what current and future skills and experience are required of the Board in exercising its oversight function.

Corporate Governance

We are committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our shareholders, and strengthens Board and management accountability.

Governance Highlights

- Annual Election of Directors
- Independent Chair of the Board
- Highly Independent Board (9 of 10 Director nominees) and Committees
- Annual Board, Committee and Individual Evaluations
- Robust Board Succession Planning
- Policy on Board Diversity
- Active Shareholder Engagement Practices
- Shareholder Right to Call a Special Meeting

- Shareholder Right to Act by Written Consent
- Shareholder Proxy Access
- No Poison Pill
- No Supermajority Vote Requirements
- Majority Voting for Directors
- Regular Executive Sessions of Independent Directors
- Stock Ownership Guidelines for Directors and Executives
- Clawback Policy for Annual and Long-Term Incentive Plans

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns. In addition to the regular meetings that our CEO, CFO and Investor Relations team holds with investors, prospective investors and investment analysts, we have a robust shareholder outreach program led by a cross-functional team that includes members of our Investor Relations, Global Rewards, ESG and Legal functions. Independent members of our Board are also involved, as appropriate. In the fall, we proactively solicit feedback on our executive compensation program, corporate governance practices, and sustainability and diversity and inclusion initiatives, as well as any matters voted on at our prior annual meeting. After the filing of our proxy statement, we engage again with our shareholders about important topics to be addressed at our annual meeting. Following our annual meeting, our Board of Directors, led by its Human Resources and Compensation Committee (the "HRCC") and Governance Committee, reviews the results of the meeting and investor feedback, as well as evaluate emerging trends in corporate governance and other areas. See "Shareholder Engagement" on page 22 for more information.

In response to shareholder support at last year's annual meeting for the proposal to lower the ownership threshold required for shareholders to call a special meeting to 10%, as part of our shareholder outreach in 2023, we also asked our shareholders about their views on our special meeting right. The feedback we received from our shareholders on this topic was reviewed and discussed with our Governance Committee and the Board. In response to the feedback and the support for the proposal at last year's annual meeting, in December 2023 the Board approved an amendment and restatement of our Bylaws to lower the ownership threshold required to call a special meeting from 20% to 10%. See "Shareholder Engagement" on page 22 for more information.

Executive Compensation

Company Overview

Applied Materials is the leader in the materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations Make Possible® a Better Future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by the ability of our talented workforce to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products, technologies and services, innovation leadership and focused investments in research and development, we are enabling our customers' success and creating significant value for our shareholders. Applied's ability to hire, develop and retain a world-class global workforce is based on our commitment to creating a Culture of Inclusion that embraces different backgrounds, perspectives, and experiences to build stronger, more resilient teams. Consistent with our core values, we enable our employees to do their best work by providing quality training, learning and career development opportunities; promoting diversity, equity and a connected and inclusive culture; and upholding a high standard of ethics and respect for human rights.

In addition to our other accomplishments, we continue to make strong progress towards our 10-year road map for environmental and social responsibility, which we introduced in 2020. At Applied, making a positive contribution is at the foundation of our culture and of our vision to Make Possible® a Better Future. Our 1x, 100x and 10,000x sustainability framework refers to the holistic goals and commitments we've set for our operations, how we work with customers and suppliers, and how our technology can be used to advance sustainability on a global scale. In 2023, we announced our Net Zero 2040 playbook – a clear pathway and detailed plan to work across our industry, including with customers and supply chain partners, to reduce the semiconductor industry's carbon emissions. More details of Applied's sustainability vision and strategy, including a copy of the Company's most recent Sustainability Report, can be found at https://www.appliedmaterials.com/company/corporate-responsibility.

Our Performance Highlights

Over the past several years, our broad portfolio of products and services has enabled Applied to extend its leadership at the major technology inflections that are driving our customers' roadmaps and future industry growth. In fiscal 2023, we delivered record revenue, earnings and cash flow, and we are outgrowing the wafer fabrication equipment market for the fifth year in a row. Key highlights of our financial outperformance include:

» Record revenue of $26.5 billion, up 3% year-over-year, despite overall semiconductor and wafer fabrication equipment spending both being down in 2023.

» Record GAAP EPS of $8.11, and record non-GAAP adjusted EPS of $8.05 (see Appendix A for a reconciliation of non-GAAP adjusted measures).

» Record $8.7 billion in cash from operations, and record free cash flow of $7.6 billion (see Appendix A for a reconciliation of non-GAAP measures).

Highlights of five-year performance achievements across key financial measures



Revenue
$26.5B
$14.6B
+82%
FY2019
FY2023
Non-GAAP Adjusted Operating Margin
29.1%
23.5%
+5.6 PTS
FY2019
FY2023
Non-GAAP Adjusted EPS
$8.05
$3.04
+165%
FY2019
FY2023

Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our long-term incentive and bonus plans. See Appendix A for non-GAAP reconciliations.

Key financial highlights for our reporting segments in fiscal 2023 include the following:

» **Semiconductor Systems segment**: we grew annual revenue by 5% year-over-year to $19.7 billion and outperformed the market by delivering record net sales overall and in key product areas: foundry-logic, implant, packaging, metal deposition and chemical vapor deposition (CVD).

» **Applied Global Services segment**: we grew revenue to a record $5.7 billion, increased the number of installed base tools by 5% year-over-year and grew long-term subscription service agreements to 63% of our total parts and service revenues.

» **Display and Adjacent Markets segment**: we delivered revenue of $868 million and maintained profitability during an industry down cycle.

Strategic and Operational Highlights

Applied's strategy is to deliver highly differentiated materials engineering products and services that enable major technology inflections and drive our customers' success.



See inflections early → Identify customers' high value problems → Develop differentiated valuable and sustainable products → Ensure customer success + generate residual value

Semiconductors are at the foundation of the digital transformation that will affect almost every sector of the economy over the coming years. Long-term megatrends including the Internet of Things (IoT), big data and artificial intelligence (AI) are fueling a new era of growth for semiconductors and driving the need for advancements in silicon technologies. Applied Materials has focused its strategy and investments to deliver innovations that accelerate improvements in the power, performance, area, cost and time-to-market (PPACt™) of semiconductor devices. Key strategic and operational accomplishments during fiscal 2023 include:

» Many of our business units delivered new records and major milestones including in etch, where we passed 10,000 shipments of our Centris Sym3 chamber.

» We released new products and secured production-tool-of-record positions in gate-all-around, backside power delivery, patterning, advanced dynamic random-access memory (DRAM) and high-bandwidth memory, and heterogeneous integration.

» We strengthened our IoT, communications, automotive, power and sensors (ICAPS) business that serves IoT, communications, automotive, power and sensor customers with new products and application wins in etch, epitaxy, and implant, as well as metrology and inspection.

» In our services business, we grew our industry-leading installed base to more than 48,000 systems, increased the number of systems under service agreement to 16,600, and added new types of subscription agreements including sensor and AI-based solutions. In addition, we signed a unique environmental services agreement with a customer that helps reduce electricity consumption and carbon emissions.

» We continued to make substantial progress towards our 10-year roadmap for environmental and social responsibility, as described in more detail on pages xii and xiii.

Total Shareholder Return Performance

In fiscal 2023, Applied delivered strong total shareholder return, as a result of the Company's ability to deliver record financial results in a down year for the wafer fabrication equipment market. As shown below, for the five year period beginning with fiscal 2019, Applied has substantially outperformed the S&P 500 Index, reflecting the company's ability to create unique and innovative materials engineering solutions that accelerate our customers' technology roadmaps.

Fiscal 2019 – Fiscal 2023 Total Shareholder Return vs. S&P 500 and Proxy Peers[1]



1 Reflects results from October 28, 2018 through October 29, 2023. Proxy peer data reflects the companies in Applied's current compensation peer group approved by the HRCC in June 2023, as described on page 39, weighted by market capitalization.

Key Compensation Actions

Performance-Based Compensation Decisions. The HRCC approved an aggressive set of performance goals for the executive officers for fiscal 2023, including challenging financial and operational targets despite a difficult external landscape, including macro-economic uncertainty, a complex geopolitical environment and an anticipated down year for the wafer fabrication equipment market. During fiscal 2023, Applied delivered exceptional financial and operational results, meeting or exceeding most of its stretch objectives for the year in a continuing challenging environment, and made meaningful progress towards our long-term strategic goals that remain focused on enabling strong longer-term revenue and EPS growth. As a result, bonus payouts for the executive officers were, on average, modestly above target. No adjustments were made during the year to the performance goals or to the Company's results used in determining incentive payouts.

As part of our multi-year incentive program, for the period of fiscal 2021 through 2023, the HRCC approved challenging goals for non-GAAP adjusted operating margin and relative total shareholder return. The results for this three-year performance period significantly exceeded target performance levels, resulting in above-target vesting of performance share unit awards granted to our executive officers in fiscal 2021.

Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2023

The primary elements of our compensation program are base salary, annual incentive bonuses and long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all eligible employees. Primary elements and highlights of our fiscal 2023 compensation program for our named executive officers ("NEOs") were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 40)	» Fixed cash compensation for performing expected day-to-day responsibilities » Reviewed annually and adjusted as appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	» Reflecting (i) continued strong performance across the business, driven by our executive leadership, (ii) the continued growth in the size and complexity of the Company and (iii) continued demand for proven executive talent among technology companies, in fiscal 2023, the HRCC approved salary increases for three of our NEOs ranging from 5% to 9.5% » Reflecting the increased responsibilities of his role assumed in late fiscal 2022, the HRCC approved a salary increase of 37% for Mr. Deane for fiscal 2023 » Reflecting the HRCC's belief that CEO compensation should be predominantly tied to long-term results, the Committee has not increased the salary for our CEO since December 2018

Annual Incentive Bonus
(see page 40)
	» Variable cash compensation
	» Based on performance compared to pre-established financial, operational, strategic and individual performance objectives
	» Includes assessment of the Company's progress towards sustainability goals
	» Financial and non-financial metrics provide a comprehensive assessment of executive performance
	» Performance metrics evaluated annually to maintain continued alignment with strategy and market practice
	» NEO annual incentives determined through a three-step performance assessment process:
	
	Funding
	1 Initial Performance Hurdle
	Non-GAAP Adjusted EPS
	
	2 Corporate Scorecard
	Business and Strategic Goals
	
	Allocation
	3 Individual Performance Modifier
	Individual NEO Performance
		» No increase in target bonus as a percentage of base salary from fiscal 2022 to fiscal 2023 for any of the NEOs, with the exception of Mr. Deane, to reflect his new role
		» The initial performance hurdle for fiscal 2023 was $6.00 of non-GAAP adjusted EPS, requiring continued strong financial performance. Actual non-GAAP adjusted EPS for fiscal 2023 was $8.05
		» Because the initial performance hurdle was met, annual bonuses for the NEOs were based on (i) the Company's results as compared to the objective and quantifiable business and strategic goals in the corporate scorecard and (ii) an assessment of individual performance results as compared to quantitative and strategic objectives
		» Resulting payouts ranged from 98% to 108% of target for our NEOs
		  • Corporate scorecard modifiers ranged from 0.893x to 0.980x (see corporate scorecard information on pages 42 and 43)
		  • Individual performance modifiers were set at 1.1x for each of the NEOs (see individual performance factor details on page 44)

Long-Term Incentives (see page 47)	» Significant portion delivered through performance share units (PSUs), to establish rigorous long-term performance alignment » Balance of award delivered in restricted stock units (RSUs) to provide a strong tie to shareholder value and enhance retention » PSUs vest based 50% on achievement of 3-year non-GAAP adjusted operating margin goal and 50% on 3-year TSR relative to the members of the S&P 500 Index » PSUs vest at end of 3-year performance period, based on achievement of performance goals; RSUs vest ratably over 3 years	» The target mix of long-term incentive awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs » Non-GAAP adjusted operating margin is a key measure of our Company's long-term success » Relative TSR incentivizes management to outperform the market in any business environment

Pay Mix

In fiscal 2023, a significant portion of our executives' compensation consisted of variable compensation and long-term incentives. As illustrated below, 96% of CEO compensation for fiscal 2023 consisted of variable compensation elements, and 90% of CEO compensation was delivered in long-term incentive awards with multi-year vesting.

Fiscal 2023 Compensation Mix[1]


CEO
Annual Incentive Bonus 6%
Base Salary 4%
RSU 19%
PSU 71%
90% Long-Term Incentives
96% Variable Compensation
All Other NEOs
Annual Incentive Bonus 14%
Base Salary 10%
PSU 42%
RSU 34%
76% Long-Term Incentives
90% Variable Compensation

1 Represents total direct compensation for fiscal 2023, including the grant date fair value of annual long-term incentive awards.

Summary of 2023 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2023, consisting of (1) base salary received during the year, (2) actual annual incentive bonus payout and (3) long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the HRCC to be annual total direct compensation, such as certain other amounts required by the SEC to be reported in the "All Other Compensation" column in the Summary Compensation Table (see page 54 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,030,000	1,631,520	23,951,048	26,612,568
Brice Hill Senior Vice President, Chief Financial Officer and Global Information Services	708,846	1,019,304	5,530,849	7,258,999
Prabu G. Raja President, Semiconductor Products Group	740,000	1,091,475	6,636,826	8,468,301
Omkaram Nalamasu Senior Vice President, Chief Technology Officer	625,385	742,203	4,037,503	5,405,091
Timothy M. Deane Group Vice President, Applied Global Services	574,947	733,590	3,097,266	4,405,803

Our Commitment to Sustainability

Our Approach

Our unique industry position comes with responsibility to our employees, customers and society. In the era of Artificial Intelligence and the Internet of Things, we are committed to working across the technology ecosystem to "Make Possible a Better Future" for our shareholders and other stakeholders.

At the heart of Applied's sustainability vision and strategy is a focus on how we can use our technology and people to strengthen our industry, improve our communities and enable leading innovation – all with an additional focus on limiting our environmental footprint. To drive change and innovation, we invest in our research and development, operations, supply chain, and interactions with our local communities. We are committed to advancing sustainability, not only through improvements in our own operations but also through investing in technological innovation. We are also committed to transparency and have aligned our disclosures and objectives with the United Nations Sustainable Development Goals and leading Environmental, Social and Governance reporting standards and frameworks such as those developed by the Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI), Task Force on Climate-related Financial Disclosure (TCFD) and CDP (formerly the Carbon Disclosure Project).

To learn more about Applied's approach to sustainability, please refer to our annually published Sustainability Report, which can be found at https://www.appliedmaterials.com/company/corporate-responsibility.

Sustainability Framework

Our sustainability framework covers our direct impact and the impact of our value chain (customers and suppliers), as well as how we can advance sustainability on a global scale. Our 10-year sustainability strategy, which we introduced in 2020, considers the magnitude of our opportunities, including social and environmental impacts in our operations (1X), how we design solutions to address our industry's impact, including that of our customers and suppliers (100X), and how our technology can be used in innovation to advance sustainability and equity on a global scale (10,000X).

Make Possible a Better Future

Empowering a more sustainable and equitable world.

Lead with Purpose

Invest in People

Protect our Planet

Innovate for Progress







1X
FOR OUR BUSINESS

100X
FOR THE INDUSTRY

10,000X
FOR THE WORLD

Our Sustainability Strategy and Recent Initiatives



Lead with Purpose
Leaning into our core values to make our company, industry and communities stronger and more resilient

» Leading with purpose is about protecting our brand reputation, attracting the best talent, building operational efficiency and resiliency, and ensuring the long-term sustainability of our company and industry.

» Our Standards of Business Conduct was refreshed for improved readability and comprehension, and has been released in 14 languages.

» We have established regional compliance committees and conducted a company-wide, third-party administered Ethical Culture and Compliance Perceptions Assessment.

» We completed 240 supply chain cybersecurity assessments and are monitoring approximately 2,500 suppliers for disruption

» We successfully advocated for inclusion of an investment tax credit in the U.S. CHIPS and Science Act; Applied Chief Technology Officer Omkaram Nalamasu serves on the Industrial Advisory Committee of CHIPS for America.



Invest in People
Cultivating a culture and talent engine where every person feels included and inspired to grow in a technology career

» We value diversity of thought, race, ethnicity, national origin, gender, gender identity, sexual orientation, age, culture and expertise because they strengthen our business and power the innovations that define our enterprise.

» Our commitment to invest in Applied's people is underpinned by goals to increase women's representation at Applied globally and in the U.S., increase underrepresented minorities' representation in our U.S. workforce, and maintain ambitious occupational health and safety total case incident rates.

» We have created a Diversity, Equity and Inclusion (DEI) Engine, a framework of tools, training and processes to accelerate our Culture of Inclusion.

» We achieved a 98% completion rate for training and learning hours by full-time employees, with a per-employee average of 57 training hours.

» Our commitment to protecting human rights was furthered by our completion of a human rights salience assessment, including an implementation action plan, and we began building a Responsible Manufacturing Program to implement our Human Rights Statement of Principles and the Responsible Business Alliance (RBA) Code of Conduct.



Protect our Planet
Accelerate our transition to a low-carbon future powered by renewables

» With 99% of our greenhouse gas emissions stemming from our value chain, we designed a Net Zero 2040 Playbook to work collaboratively across our industry to reduce and mitigate our climate impact.

» Our science-based Scope 1, 2 and 3 emissions reduction targets received validation from the Science Based Targets initiative (SBTi).

» Through a combination of onsite generation, virtual power purchase agreements, green utility programs and renewable energy credits, we have achieved 100% renewable electricity in the U.S. and 69% worldwide, through 2022.

» We achieved a decrease in water intensity even as absolute water withdrawal increased due to business growth.



Innovate for Progress
Advancing innovations that enable our customers – and their customers – to reduce environmental impacts

» From the earliest stages of design, we employ Design for Sustainability (DfSu) methods and principles—innovating systems that consume fewer resources, last longer, and support circularity.

» Our commitment to innovate for progress is underpinned by our 3x30 goals pertaining to energy consumption, chemical consumption and footprint intensity for semiconductor products.

» Our Supply Chain Certification for Environmental and Social Sustainability (SuCCESS2030) initiative offers training and resources to help our suppliers deliver on our sustainability expectations, and we conduct periodic supplier audits and assessments to verify their compliance.

» Our supplier diversity program is one of the main pillars of our SuCCESS2030 initiative, and in 2022 we achieved $462 million of spending with certified diverse suppliers.

Our 2030 Sustainability Goals

Applied drives progress under our 1X/100X/10,000X framework in large part through setting and focusing on a series of 2030 environmental and social goals.

<table>
<tr>
<td rowspan="4">INVEST IN PEOPLE</td>
<td>» Greater than 25% women representation at Applied globally</td>
<td rowspan="3">PROTECT OUR PLANET</td>
<td>» 100% of electricity at Applied globally to come from renewable sources</td>
</tr>
<tr>
<td>» Greater than 21% executive women representation at Applied globally, with an aspiration to achieve equal global and executive representation of women by 2040</td>
<td>» 50% reduction in Scope 1 and Scope 2 CO_2e emissions (from 2019 baseline)</td>
</tr>
<tr>
<td>» Greater than 25% underrepresented minority representation in Applied's U.S. workforce</td>
<td>» 55% reduction of Scope 3 GHG emissions from use of sold products per $1 million of value added (gross profit) by 2030 (from 2019 baseline)</td>
</tr>
<tr>
<td>» Greater than 10% executive underrepresented minority representation in Applied's U.S. workforce</td>
<td></td>
</tr>
</table>

<table>
<tr>
<td rowspan="4">INNOVATE FOR PROGRESS</td>
<td>» Reduce equivalent energy consumption per wafer for semiconductor products by 30% by 2030 (from 2019 baseline)</td>
</tr>
<tr>
<td>» Reduce the impact from chemical consumption per wafer for semiconductor products by 20% by 2030 (from 2019 baseline)</td>
</tr>
<tr>
<td>» 30% reduction in the physical footprint of our semiconductor products (sqm/wph) (from 2019 baseline)</td>
</tr>
<tr>
<td>» $1 billion spend with (and representation of) women- and minority-owned businesses by 2027</td>
</tr>
</table>

For more information on Applied's recent progress toward meeting the goals underpinning our sustainability strategy, including our SuCCESS2030 roadmap and 3x30 product improvements, please refer to our 2022 Sustainability Report available at https://www.appliedmaterials.com/company/corporate-responsibility.

Our 2023 Sustainability Accomplishments

To better enable Applied to meet its ambitious long-term sustainability goals, we established a set of interim objectives for fiscal 2023. As described in more detail on page 42, the Company's level of achievement of these objectives was added to the corporate scorecard, which informs bonus payouts for our executive officers. In 2023, Applied made strong progress toward our 10-year sustainability roadmap. Key achievements included that we:

- Continued to reduce our Scope 1 and 2 emissions, achieved our goal of 100% renewable electricity in the U.S., and remained on track to achieve our 2030 environmental goals

- Received SBTi validation for our Scope 1, 2 and 3 science-based targets, and continued to report our carbon impact and risks in-line with the TCFD

- Established a Diversity, Equity and Inclusion Engine, a framework of tools, training and processes to empower employees at every level to accelerate our progress

- Working in partnership with third-party advisors, completed an assessment to proactively identify potential human rights risks and assess how effectively we are managing any such risks

- Designed and deployed a Net Zero 2040 Playbook to work collaboratively across our industry to reduce and mitigate our climate impact, including through accelerating grid decarbonization, innovating with customers, and improving product efficiency

- Advanced our 3x30 and SuCCESS2030 goals, including accelerating sustainable innovation, improving the longevity of our products, and enabling our suppliers to better meet our sustainability expectations

- Strengthened our Culture of Inclusion by continuing to provide comprehensive diversity training, including a month-long Culture of Inclusion Summit at 17 Applied sites globally

- Followed or exceeded all regulatory requirements applicable to the health and safety performance of our operations, processes and products

Sustainability Oversight and Management

Our Board and management actively oversee sustainability matters to foster accountability. The Board's Governance Committee oversees the Company's overall sustainability strategy, policies and performance. We have established executive leadership of a company-wide strategy on sustainability matters and reporting. We are focused on integrating sustainability into our operations and company culture through initiatives aligned to company strategy that address a broad set of stakeholders, including shareholders, customers, employees, suppliers, governments, and our local communities.

Our ESG Leadership Council, which includes leaders from across all of Applied's sustainability-focused delivery teams, oversees implementation of our sustainability strategy. To ensure accountability, the Council regularly reports progress to Applied's Executive Leadership Team as part of the strategic review process, and quarterly to the Governance Committee. The Council is also responsible for reviewing all content in our annual Sustainability Report. The Council is supported by employees and leaders from across all business units and functions that are responsible for delivering progress toward our sustainability strategy. Our Senior Director of ESG, Corporate Sustainability and Reporting leads the Council and sustainability efforts across our business and has primary responsibility for the quarterly written and in-person reports to the Governance Committee and Executive Leadership Team. The Governance Committee's sustainability oversight process also includes presentations by internal and third-party experts to discuss topics such as renewable energy, our Net Zero 2040 Playbook, the sustainability data assurance process, our 3x30 program and other relevant topics.

Our Environmental, Health and Safety ("EHS") organization is dedicated to maintaining a safe and healthful working environment, demonstrating environmental leadership, and meeting or exceeding regulatory compliance. The Governance Committee receives a quarterly report on EHS matters, including an annual in-depth review of Applied's EHS practices and policies.

We have a team fully dedicated to supporting our work in designing a Culture of Inclusion, and the HRCC oversees our corporate culture and human capital management programs, including our diversity and inclusion practices and initiatives. The HRCC approved the sustainability objectives for our annual bonus program to incentivize our leadership team to maintain progress toward all our 2030 sustainability goals.

Proxy Statement

PROPOSAL 1 – Election of Directors

Nominees

Applied's Board of Directors is elected each year at the Annual Meeting of Shareholders. Applied currently has ten directors. Upon the recommendation of the Governance Committee, the Board has nominated the ten individuals listed below for election at the Annual Meeting, each of whom currently serves as a director of Applied. These nominees bring a wide variety of relevant skills, professional experience and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of shareholders and to fulfill the leadership and oversight responsibilities of the Board.

If any nominee listed below becomes unable to stand for election at the Annual Meeting, the persons named as proxies may vote for any person designated by the Board to replace the nominee. Alternatively, the proxies may vote for the remaining nominees and leave a vacancy that the Board may fill later, or the Board may reduce the authorized number of directors. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

Each director elected at the Annual Meeting will serve until Applied's 2025 Annual Meeting of Shareholders or until they are succeeded by another qualified director who has been elected, or, if earlier, until their death, resignation, or removal.

 **The Board recommends that you vote FOR each of the following director nominees**



INDEPENDENT

Age: **62**

Director Since: **2020**

Board Committees
- Human Resources and Compensation
- Strategy and Investment

Other Current Public Company Directorships
- None

Former Public Company Directorships (within last five years)
- None

Other Directorships and Memberships
- Board member, Global Semiconductor Alliance

Rani Borkar

Corporate Vice President, Azure Hardware Systems and Infrastructure, Microsoft Corporation

Ms. Borkar brings extensive semiconductor industry experience to our Board in technology, strategy and innovation, and global business operations and services. Ms. Borkar has served as Corporate Vice President, Azure Hardware Systems and Infrastructure, at Microsoft Corporation, a global technology provider, since June 2019. She also served as Microsoft's Corporate Vice President, Microsoft Cloud Capacity, Supply Chain and Provisioning, from 2017 to June 2019. From 2016 to 2017, Ms. Borkar was Vice President, OpenPOWER Development at IBM Corporation, a global technology and consulting company. Prior to IBM, Ms. Borkar worked at Intel Corporation for 27 years, most recently as Intel's Corporate Vice President and General Manager, Product Development Group.

Key skills and qualifications

Industry and Technology: Ms. Borkar has gained over 30 years of experience in our industry and related technologies. This experience includes her current leadership role at Microsoft Azure and prior roles at IBM and Intel. Ms. Borkar also serves as a board member of the Global Semiconductor Alliance, a leading semiconductor and technology industry organization which strives to establish a profitable and sustainable semiconductor ecosystem.

Strategy and Innovation; Executive Leadership; Growth and Emerging Technologies; Global Business: Each role in Ms. Borkar's career has featured increased responsibility and accountability for strategic planning and oversight in a broad range of global, high-growth businesses. As the head of Azure Hardware Systems and Infrastructure, she leads organizations that architect, invent, and sustain the silicon, platforms, and systems that power Azure. She is responsible for the vision, strategy, and architecture of silicon development as well as global capacity deployment for Microsoft's cloud data center infrastructure. Ms. Borkar's other relevant experience includes her role as Corporate Vice President at Intel, leading Intel's silicon product development strategy while managing a large and diverse global engineering organization.

Service, Operations and Manufacturing: Under Ms. Borkar's leadership in her current role, Microsoft's engineers focus on developing technologies to drive end-to-end business value for Azure's products and solutions. Her experience with and understanding of service management and service offerings for technology companies, manufacturing operations and other operational processes provide important insights to our Board.



INDEPENDENT

Age: **65**

Director Since: **2016**

Board Committees
- Audit (Chair)
- Corporate Governance and Nominating (Chair)

Other Current Public Company Directorships
- Qorvo, Inc.
- Rapid7, Inc.
- Seagate Technology plc

Former Public Company Directorships (within last five years)
- Varian Medical Systems, Inc.

Judy Bruner

Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)

Ms. Bruner has deep financial, accounting and strategic planning expertise, as well as global operations and leadership experience, that provides valuable insights and contributions to our Board. Ms. Bruner is the former Executive Vice President, Administration and Chief Financial Officer of SanDisk Corporation, a supplier of flash storage products, a role she held from 2004 until its acquisition by Western Digital in 2016. Previously, she was Senior Vice President and Chief Financial Officer of Palm, Inc., a provider of handheld computing and communications solutions, from 1999 until 2004. Prior to Palm, Inc., Ms. Bruner held financial management positions at 3Com Corporation, Ridge Computers and Hewlett-Packard Company.

Key skills and qualifications

Executive Leadership; Financial and Accounting; Strategy and Innovation; Global Business: Ms. Bruner's career has been distinguished by roles of increasing responsibility in and oversight of financial management. These roles included serving as Chief Financial Officer at SanDisk Corporation and Palm, Inc. Ms. Bruner's experience also included setting corporate strategy and diversifying businesses into new product areas that are less cyclical and less capital intensive, while focusing on the core business. Her prior roles in finance also included positions at 3Com, Ridge Computers and Hewlett-Packard.

Industry and Technology: Ms. Bruner's career has been centered in the technology sector, giving her particular insight into the challenges and opportunities of our sector and industry, as well as our end markets. Ms. Bruner's extensive experience in the semiconductor industry at SanDisk provided an understanding of the capital intensity, business cycles, customers and engineering requirements of the semiconductor equipment business, which she brings to our Board.

Risk Management; Cybersecurity: In Ms. Bruner's role at SanDisk, she was responsible for the firm's enterprise risk management and information technology, including cybersecurity. As a director, Ms. Bruner oversees enterprise risk management and cybersecurity at all the companies on which she currently serves as a board member, including at Rapid7, a security data and analytics solutions provider. She brings valuable insights from this experience to our Board to facilitate its oversight and considerations of these important topics.



INDEPENDENT

Age: **54**

Director Since: **2015**

Board Committees
- Human Resources and Compensation
- Strategy and Investment

Other Current Public Company Directorships
- None

Former Public Company Directorships (within last five years)
- None

Xun (Eric) Chen

Executive Chairman, ParityBit Technologies, Inc.

Dr. Chen has extensive experience establishing, working for and investing in companies in the technology sector and related industries. Since August 2023, Dr. Chen has been Executive Chairman of ParityBit Technologies, Inc. ("ParityBit"), a data technology company he co-founded. From 2018 to August 2023, Dr. Chen was a Managing Partner of SB Investment Advisers ("SBIA"), an investment adviser focused on investments in the technology sector. Prior to joining SBIA, Dr. Chen was the Chief Executive Officer and Co-Founder of ParityBit. He served as CEO of ParityBit since it was founded in 2015, except from 2016 until 2017, when ParityBit was a portfolio company of Team Curis Group, a group of integrated biotechnology and data technology companies and laboratories, during which time Dr. Chen served as CEO of Team Curis Group. From 2008 to 2015, Dr. Chen served as a managing director of Silver Lake, and prior to Silver Lake, he was a senior vice president and member of the executive committee of ASML Holding N.V. Dr. Chen joined ASML following its 2007 acquisition of Brion Technologies, Inc., a company he co-founded in 2002 and served as Chief Executive Officer. Prior to Brion Technologies, Dr. Chen was a senior vice president at J.P. Morgan.

Key skills and qualifications

Industry and Technology; Strategy and Innovation; Growth and Emerging Technologies: Dr. Chen's career has focused on the technology sector, and he provides his expertise on our industry, technologies and end markets in the boardroom. Dr. Chen is currently Executive Chairman of ParityBit, a technology company focused on leveraging the power of Big Data, AI technologies, and privacy computing. His other relevant experiences have included serving as a Managing Partner of SBIA, an investment adviser focused on investments in the technology sector, serving as a managing director at Silver Lake, a leading private investment firm focused on technology-enabled and related growth industries, and founding and serving as CEO of Brion Technologies, a firm working in computational lithography for integrated circuits in semiconductor manufacturing.

Executive Leadership; Global Business: The Board values Dr. Chen's perspective gained through his various leadership roles at firms with global operations. For example, Dr. Chen is currently the Executive Chairman, and prior to joining SBIA was the CEO and Co-Founder, of ParityBit. Dr. Chen grew ParityBit's presence globally, including throughout the Asia Pacific Region. Prior to this, Dr. Chen worked at ASML Holding N.V., an industrial manufacturer for chipmakers in the semiconductor industry that is headquartered in The Netherlands and has 60 locations globally.



INDEPENDENT

Age: **69**

Director Since: **2007**

Board Committees:
- Strategy and Investment

Other Current Public Company Directorships:
- Synopsys, Inc.

Former Public Company Directorships (within last five years):
- None

Other Directorships and Memberships
- Executive Board Member and Past Chairman, Silicon Valley Leadership Group
- Board Member, Global Semiconductor Alliance
- Governing Council Member, Electronic System Design Alliance

Aart J. de Geus

Executive Chair of the Board of Directors, Synopsys, Inc.

Dr. de Geus has extensive executive leadership experience and provides the Board his deep expertise in our industry, technology and corporate strategy. Dr. de Geus currently serves as Executive Chair of the Board of Directors of Synopsys, Inc., the leading provider of electronic design automation software, design IP and related services for semiconductor design companies. Since founding Synopsys in 1986, Dr. de Geus has held various positions at the company, including serving as Chief Executive Officer or co-Chief Executive Officer from 1994 to January 2024, Chairman of the Board from 1998 to January 2024, Senior Vice President of Engineering and Senior Vice President of Marketing. Prior to founding Synopsys, Dr. de Geus was employed by General Electric, where he was the Manager of the Advanced Computer-Aided Engineering Group.

Key skills and qualifications

Industry and Technology; Executive Leadership; Strategy and Innovation; Global Business; Risk Management: As the leading founder of Synopsys, Dr. de Geus has grown Synopsys for over three and a half decades and has held senior roles in engineering and marketing before becoming Chief Executive Officer and subsequently Executive Chair of the Board. He has been involved in all aspects of executive leadership at Synopsys, including determining corporate strategy, overseeing enterprise risk management, closing well over a hundred strategic acquisitions and transactions, and expanding the operations globally. Synopsys now has offices and development centers in North America, Europe, Armenia, Israel, India, Japan, Vietnam, South Korea and China.

Growth and Emerging Technologies; Government Policy and Sustainability: Dr. de Geus has expanded Synopsys from a start-up synthesis company to a global high-tech leader in electronic design automation. He has long been considered one of the world's leading experts on logic synthesis and simulation, frequently keynotes major conferences, is a member of the National Academy of Engineering and the recipient of numerous awards including the IEEE Robert N. Noyce Medal, the Global Semiconductor Alliance Dr. Morris Chang Exemplary Leadership Award, and the Silicon Valley Leadership Group Lifetime Achievement Award. As a longtime CEO, Dr. de Geus has experience in government policy, such as the CHIPS Act and evolving international export controls, as well as driving sustainability initiatives in the context of regulatory requirements and stakeholder input.



EXECUTIVE DIRECTOR

Age: **66**

Director Since: **2013**

Board Committees
- None

Other Current Public Company Directorships
- None

Former Public Company Directorships (within last five years)
- None

Other Directorships and Memberships
- Board Member, U.S. – China Business Council

Gary E. Dickerson

President and Chief Executive Officer, Applied Materials, Inc.

Mr. Dickerson has been President of Applied Materials since 2012 and Chief Executive Officer and a member of the Board of Directors since 2013. Mr. Dickerson joined Applied following its acquisition in 2011 of Varian Semiconductor Equipment Associates, Inc., a supplier of semiconductor manufacturing equipment. Mr. Dickerson had served as Chief Executive Officer and a director of Varian since 2004. Prior to joining Varian in 2004, Mr. Dickerson served 18 years with KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor and related industries, where he held a variety of roles, including President and Chief Operating Officer. Mr. Dickerson started his semiconductor career in manufacturing and engineering management at General Motors' Delco Electronics Division and AT&T Technologies, Inc.

Key skills and qualifications

Industry and Technology; Executive Leadership; Strategy and Innovation; Global Business; Risk Management: Mr. Dickerson has over three decades of experience in executive-level positions at large multi-national companies in the semiconductor and technology industries, including nearly two decades as a chief executive officer at Varian and Applied.
Mr. Dickerson's knowledge of our industry, technologies and end markets provides important insight and leadership to the oversight, planning and execution of our business strategy and operations. At Applied, this has resulted in the company being the world's leading semiconductor and display equipment company with over $26 billion in annual revenues and operations in 150 cities in 24 countries.

Growth and Emerging Technologies; Service, Sales and Operations; Government Policy and Sustainability: Throughout Mr. Dickerson's career, he has held roles responsible for identifying and developing emerging technologies and service offerings for the semiconductor industry. This includes his first roles in manufacturing and engineering management with General Motors' Delco Electronics Division and AT&T Technologies, 18 years at KLA-Tencor, progressing from roles in product development and general management of products, sales and services business units to his appointment as President and Chief Operating Officer, and to his leadership and contributions as Chief Executive Officer at Varian and Applied.
Mr. Dickerson has government policy experience in guiding Applied through the geopolitical and regulatory environment, as well as from his service as a board of member of the U.S.-China Business Council. Mr. Dickerson's experience in sustainability stems from his deep involvement in developing Applied's sustainability roadmap and championing its sustainability initiatives. Mr. Dickerson draws on these experiences to provide leadership and insight in guiding our core semiconductor business, and as we develop new technologies and services to enable significant value creation for our customers and Applied.



Chairman of the Board

INDEPENDENT

Age: **67**

Director Since: **2005**

Board Committees
• Human Resources and Compensation (Chair)

Other Current Public Company Directorships
• Rigetti Computing, Inc.

Former Public Company Directorships (within last five years)
• Atento S.A.

Thomas J. Iannotti

Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)

Mr. Iannotti serves as the Chairman of the Board of Applied. Mr. Iannotti has extensive leadership experience at global firms where he gained invaluable expertise in service management, offerings for technology companies, and operational processes. He served as Senior Vice President and General Manager, Enterprise Services, for Hewlett-Packard Company, a technology solutions provider to consumers, businesses, and institutions globally, from 2009 until his retirement in 2011. Prior to that role, Mr. Iannotti held various executive positions at Hewlett-Packard, including Senior Vice President and Managing Director, Enterprise Business Group, Americas. Mr. Iannotti also worked at Digital Equipment Corporation, a vendor of computer systems and software, and at Compaq Computer Corporation, a supplier of personal computing systems, following its acquisition of Digital Equipment Corporation.

Key skills and qualifications

Industry and Technology; Executive Leadership; Strategy and Innovation; Global Business: Mr. Iannotti had a distinguished three-decade career managing large, complex global businesses in the electronics and technology industries. He held numerous executive positions at Hewlett-Packard, with his final role as Senior Vice President and General Manager, Enterprise Services, responsible for driving profitable revenue growth and customer satisfaction across the globe. Mr. Iannotti also chaired the Americas Leadership Team responsible for managing cross-business group strategies and developing partnerships with key Hewlett-Packard stakeholders. His other relevant experience included working at Digital Equipment Corporation, a vendor of computer systems and software, and at Compaq Computer Corporation, a supplier of personal computing systems.

Service, Operations and Manufacturing; Risk Management: While at Hewlett-Packard, Mr. Iannotti was integral in setting and executing operational and service strategies for the Enterprise Services group, which supported and provided services and products for all of the company's offerings. Mr. Iannotti's roles also involved oversight and management of risk, and he has served as the lead independent director of the board of directors of a large, public global services company. These experiences provide important input to our Board and are an integral part of successful planning and execution of our long-term vision, including the Board's oversight of Applied's enterprise risk management program.



INDEPENDENT

Age: **56**

Director Since: **2008**

Board Committees
- Corporate Governance and Nominating
- Human Resources and Compensation

Other Current Public Company Directorships
- Exxon Mobil Corporation

Former Public Company Directorships (within last five years)
- Broadscale Acquisition Corp.

Other Directorships and Memberships
- Board Member of Conservation International
- Advisory Board Member of: Energy Futures Initiative; Precourt Institute for Energy, Stanford University; MIT Media Lab

Alexander A. Karsner

Senior Strategist, X (parent company: Alphabet Inc.)

Mr. Karsner has extensive global executive leadership experience as well as deep expertise in technology innovation, private equity, public policy and regulation, corporate strategy and sustainability. He is currently a Senior Strategist at X (the Moonshot Factory), the innovation lab of Alphabet Inc., and Executive Chairman of Manifest Energy Inc., an energy technology development and investment firm he founded in 2009. Mr. Karsner is also Founder of Elemental, which innovates market-based solutions and technology for conservation and environment.

Key skills and qualifications

Executive Leadership; Global Business: Mr. Karsner has over 30 years of experience in executive leadership positions with numerous organizations with significant global operations, including his current role at X and public company board experience at ExxonMobil. Mr. Karsner was the Founder and Managing Director of Enercorp., a company involved in international project development, management and financing of energy infrastructure.

Industry and Technology; Growth and Emerging Technologies; Strategy and Innovation: Mr. Karsner currently serves as Senior Strategist at X, which has catalyzed technologies for autonomous vehicles, drone delivery and industrial robotics. From 2016 to 2019, Mr. Karsner served as Managing Partner of Emerson Collective, an investment platform funding venture and private equity portfolios, as well as non-profit, philanthropic investments advancing education, immigration, health and the environment. As a private equity investor, venture partner and strategic advisor, Mr. Karsner's portfolios have included some of the most innovative startups over the last 15 years, such as Nest (AI), Tesla (mobility), Recurrent (solar), Codexis (biotech), Boom (aerospace) and Carbon (3-D printing).

Government Policy and Sustainability: Mr. Karsner has extensive experience in government policy and relations, and offers our Board valuable insight into the regulatory environment. From 2006 to 2008, he served as Assistant Secretary for Energy Efficiency and Renewable Energy at the U.S. Department of Energy, responsible for multi-billion dollar federal applied science R&D programs and national labs. In this role, he helped assemble significant bipartisan coalitions to implement the Energy Policy Act and enact the Energy Independence and Security Act and the America Competes Act. Mr. Karsner was a U.S. Principal representative to the United Nations Framework Convention on Climate Change and a delegate to the bilateral U.S.-China and U.S.-India Track II dialogues on Climate Change, and is a member of the Council on Foreign Relations and the Trilateral Commission. Mr. Karsner also serves on the board of Conservation International and is a member of the boards of advisors of the Energy Futures Initiative, MIT Media Lab and the Precourt Institute for Energy at Stanford University. With these experiences, Mr. Karsner brings a valuable perspective to our Board's oversight of sustainability, government relations and public policy engagement strategies.



INDEPENDENT

Age: **66**

Director Since: **2022**

Board Committees:
• Audit

Other Current Public Company Directorships
• None

Former Public Company Directorships (within last five years)
• None

Kevin P. March

Senior Vice President, Chief Financial Officer of Texas Instruments, Incorporated (retired)

Mr. March brings deep semiconductor industry experience, strong financial expertise, and executive leadership to our Board. Mr. March joined Texas Instruments Incorporated, a global semiconductor company, in 1984 and built a career of varying positions of increasing responsibility over his 33-year tenure at the company. He was appointed Controller in 2002 and was named Chief Financial Officer in 2003.

Key skills and qualifications

Industry and Technology; Strategy and Innovation; Service, Operations and Manufacturing; Global Business: Mr. March was a longtime executive of Texas Instruments, with extensive experience in the semiconductor industry. Mr. March held numerous roles in finance, operations and business management across corporate and business unit functions during his career at Texas Instruments. Mr. March's leadership was instrumental in shaping Texas Instruments into a focused semiconductor company, including his role in the formation of the company's global Analog Semiconductor segment, which became the world's largest analog semiconductor business.

Executive Leadership; Financial and Accounting; Risk Management: From 2003 to 2017, Mr. March served as Senior Vice President and Chief Financial Officer of Texas Instruments, where he led its finance organization and developed the company's capital management strategy and was also responsible for executive management of the company's global information technology services, procurement, logistics, facilities, and operations planning. In addition to being a member of the company's management committee, Mr. March was a member of its strategic leadership team. At Texas Instruments, Mr. March led the company's assessment and management of strategic, financial and operational risks, including facilitating the oversight of risk management processes by the company's board of directors. Given the breadth and scope of its businesses and range of strategic, operational, financial and compliance risks, Mr. March's experience at Texas Instruments positions him well to provide Applied with guidance across our risk landscape.



INDEPENDENT

Age: **56**

Director Since: **2019**

Board Committees:
- Audit
- Corporate Governance and Nominating

Other Current Public Company Directorships
- None

Former Public Company Directorships (within last five years)
- None

Yvonne McGill

Chief Financial Officer, Dell Technologies Inc.

Ms. McGill has extensive executive leadership experience and provides the Board deep industry expertise, financial acumen, and strategic planning experience. She has been Chief Financial Officer of Dell Technologies Inc. ("Dell"), a leading global end-to-end technology provider, since August 2023, and previously held various leadership positions at Dell since joining the company in 1997, including corporate controller and CFO of the Infrastructure Solutions Group, CFO of Asia-Pacific, Japan and China business, and Chief Accounting Officer.

Key skills and qualifications

Executive Leadership; Financial and Accounting; Strategy and Innovation; Risk Management: Since joining Dell in 1997, Ms. McGill has served in various finance leadership roles, including her current role as Chief Financial Officer. At Dell, Ms. McGill oversees all aspects of the company's finance function, including accounting, financial planning and analysis, tax, treasury and investor relations, as well as corporate development, global business operations and Dell financial services. She also partners closely with the office of Dell's CEO to develop and execute a long-term strategy that creates value for Dell's stakeholders. Prior to Dell, Ms. McGill worked at ManTech International Corporation and Price Waterhouse. Ms. McGill is a Certified Public Accountant (inactive).

Industry and Technology; Global Business: During her over 26-year career at Dell, Ms. McGill has gained experience across the company's comprehensive portfolio of IT hardware, software and service solutions spanning both traditional infrastructure and emerging, multi-cloud technologies. Ms. McGill's deep knowledge and expertise in the technology sector, including with regards to our end-users and the markets in which we compete, offer valuable insights to our Board.



INDEPENDENT

Age: **67**

Director Since: **2018**

Board Committees:
- Audit
- Strategy and Investment (Chair)

Other Current Public Company Directorships
- Equifax, Inc.

Former Public Company Directorships (within last five years)
- Luminar Technologies, Inc.

Scott A. McGregor

President and Chief Executive Officer, Broadcom Corporation (retired)

Mr. McGregor brings to our Board executive leadership and deep experience working in the semiconductor and technology industries over many decades. Mr. McGregor served as President and Chief Executive Officer and as a member of the board of directors of Broadcom Corporation, a world leader in wireless connectivity, broadband and networking infrastructure, from 2005 until the company was acquired by Avago Technologies Limited in 2016. Mr. McGregor joined Broadcom from Philips Semiconductors (now NXP Semiconductors), where he was President and Chief Executive Officer. He previously served in a range of senior management positions at Santa Cruz Operation Inc., Digital Equipment Corporation (now part of HP), Xerox Corporation's Palo Alto Research Center (PARC) and Microsoft, where he was the architect and development team leader for Windows 1.0.

Key skills and qualifications

Industry and Technology; Executive Leadership; Global Business: Mr. McGregor was CEO of Philips Semiconductors (now NXP Semiconductors), headquartered in the Netherlands, where he oversaw one of the world's largest semiconductor suppliers. Mr. McGregor was also President and CEO of Broadcom, where he was responsible for guiding the strategic direction of the company, business development and day-to-day operations.

Growth and Emerging Technologies; Strategy and Innovation: Throughout his career, Mr. McGregor held strategic roles developing new technologies and growing businesses in new directions. Mr. McGregor started his career at Xerox PARC working on user interface design for the world's first personal computers. He then joined Microsoft and led the team that created the first version of Microsoft Windows. After pivoting to the semiconductor industry, Mr. McGregor continued to lead through technological innovation at both Broadcom and Philips, expanding each company's footprint and offerings. At Broadcom, Mr. McGregor led revenue growth from $2.4 billion to over $8 billion during his tenure as CEO.

Financial and Accounting; Cybersecurity; Risk Management: As CEO of Broadcom and Philips for approximately 15 years, Mr. McGregor had oversight responsibility for financing activities, risk management and cybersecurity at large companies within the semiconductor industry. As a result of these experiences, as well as oversight of cybersecurity as a board member at Equifax, Mr. McGregor brings invaluable insights in these areas to our Board.

Chairman Emeritus

James C. Morgan became Chairman Emeritus in 2009, following his retirement as our director and Chairman of the Board. Mr. Morgan spent more than 31 years as a director and employee of Applied, including over 20 years as Chairman of the Board.

Mr. Morgan first joined Applied in 1976 and served as Chief Executive Officer from 1977 to 2003. As Chairman Emeritus, Mr. Morgan does not attend any Board or Committee meetings, has no voting rights and receives no retainer or meeting fees.

Board and Corporate Governance Practices

Board Composition and Nominee Considerations

Nominee Skills and Experience

The Board values having directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders. Listed below are certain of the key skills and experience that the Board considers important for our directors to have in light of our current business in order to contribute to the effective leadership and exercise of oversight responsibilities by the Board.

	**Industry and Technology**	Experience with and knowledge of our industry and technologies, as well as our end markets, facilitate a deeper understanding within the Board of our equipment and service products and the markets in which we compete.
	**Executive Leadership**	Experience in executive-level positions at large multi-national companies, including public company board experience, contribute practical insight into our business strategy and operations.
	**Growth and Emerging Technologies**	Experience identifying and developing emerging technologies are important to our growth strategies and provide important insights as we develop new technologies and our business grows into new areas.
	**Global Business**	Experience in a leadership role at an organization with substantial global operations can provide valuable business and cultural perspectives.
	**Financial and Accounting**	Experience with financial markets, financing operations, and accounting and financial reporting processes provide important oversight of our capital structure, financing activities, and financial reporting and internal controls.
	**Service, Operations and Manufacturing**	Experience with and understanding of service management and service offerings for technology companies, manufacturing operations and other operational processes contributes to understanding our business and also can provide important insights on the operations of our customers.
	**Strategy and Innovation**	Experience in setting and executing corporate strategy and with strategic transactions is important to the successful planning and execution of our long-term vision.
	**Cybersecurity**	Experience managing cybersecurity, information and data security risks or cybersecurity threats can provide important input to the Board in its oversight of the Company's cybersecurity risks.
	**Risk Management**	Experience overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role, provide important input to the Board in its oversight of the Company's enterprise risk management program.
	**Government Policy and Sustainability**	Experience working with government policy offers us insight into the regulatory environment in which we operate and experience with sustainability initiatives contributes to the Board's oversight of our sustainability strategy.

Board Matrix

The matrix below summarizes certain of the key experiences, qualifications, skills and attributes that our director nominees bring to the Board to enable effective oversight. This matrix is intended to provide a summary of our director nominees' qualifications and is not a complete list of each director nominee's strengths or contributions to the Board. Additional details on each director nominee's experiences, qualifications, skills and attributes are set forth in their biographies.

Skills and Experience	Borkar	Bruner	Chen	De Geus	Dickerson	Iannotti	Karsner	March	McGill	McGregor
Industry and Technology	●	●	●	●	●	●	●	●	●	●
Executive Leadership	●	●	●	●	●	●	●	●	●	●
Growth and Emerging Technologies	●		●	●	●		●			●
Global Business	●	●	●	●	●	●	●	●	●	●
Financial and Accounting		●						●	●	●
Service, Operations and Manufacturing	●				●	●		●		
Strategy and Innovation	●	●	●	●	●	●	●	●	●	●
Cybersecurity		●								●
Risk Management		●		●	●	●		●	●	●
Government Policy and Sustainability				●	●		●			
Tenure and Independence										
Tenure (years)	3	7	8	16	10	18	15	2	4	6
Independence	●	●	●	●		●	●	●	●	●
Demographics										
Age	62	65	54	69	66	67	56	66	56	67
Gender Identity	F	F	M	M	M	M	M	M	F	M
African American or Black										
Alaskan Native or Native American										
Asian	●		●							
Hispanic or Latinx										
Native Hawaiian or Pacific Islander										
White		●		●	●	●	●	●	●	●
LGBTQ+										

Diversity. Our Board values having a Board that reflects diverse perspectives, including those based on gender, ethnicity, skills, experience at policy-making levels in areas that are relevant to the Company's global activities, and functional, geographic or cultural backgrounds. Our Board has adopted a Policy on Board Diversity within our Corporate Governance Guidelines, which reflects the Board's commitment to actively seek out women and ethnically diverse director candidates and to consider the factors above, among others, in the context of the current composition of the Board and needs of the Company, when identifying and evaluating director candidates.

The ten director nominees for election at our 2024 Annual Meeting bring to our Board a variety of different backgrounds, skills, professional and industry experience, and other attributes and perspectives that contribute to the overall diversity of our Board.

Independence. The Board's Governance Committee expects each non-employee director to be free of relationships, interests or affiliations that could give rise to conflicts of interest or interfere with the director's exercise of independent judgment. Applied's Corporate Governance Guidelines require that a majority of our directors must be independent, and that our Audit, HRCC and Governance Committees must consist solely of independent directors. Director independence is determined under Nasdaq listing standards and SEC rules. The Board has affirmatively determined that, other than Mr. Dickerson, our Chief Executive Officer, all members of the Board who served during 2023 and all director nominees are independent under applicable Nasdaq listing standards and SEC rules.

Tenure. The Board believes that new ideas and perspectives are critical to a forward-looking and strategic Board, as are the valuable experiences and deep understanding of Applied's business and industries that longer-serving directors offer. Our Corporate Governance Guidelines do not impose a term limit on Board service, but our directors are not typically nominated for re-election after they reach the age of 72. Feedback from the annual Board evaluations and discussions regarding individual performance between each non-employee director and our Chair are important considerations of director tenure. As a result of our ongoing Board refreshment efforts, we have added three new directors to the Board over the last five years, which has resulted in a balanced range of tenures, ensuring both continuity and fresh perspectives among our director nominees. Our nominees have an average tenure of nine years.

Key Attributes of the Board



Independence

90%
Independent

9 out of 10 directors

Diversity

40%
Ethnically and/or gender diverse

30% Female

20% Ethnically diverse*

Tenure

Less than 5 Years	3 Directors
Between 5 and 10 Years	3 Directors
More than 10 Years	4 Directors

» 3 Directors added to the Board over the last 5 years

» Regular refreshment resulting in average Director tenure of 9 years

* Ethnically diverse means a director who self-identifies as one or more of the following (defined by Nasdaq as an Underrepresented Minority): African American or Black, Alaskan Native or Native American, Asian, Hispanic or Latinx, or Native Hawaiian or Pacific Islander.

Board Composition and Refreshment

Identification of New Director Candidates. Identifying and recommending individuals for nomination and election to our Board is a principal responsibility of our Governance Committee, which performs this function through an ongoing process.

The Governance Committee regularly considers the size and composition of the Board and assesses whether the composition appropriately aligns with the Company's evolving business and strategic needs. The focus is on ensuring that the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders. In accordance with the Policy on Board Diversity, including our commitment to having a Board that reflects diverse perspectives, the Governance Committee actively seeks out women and ethnically diverse director candidates, as well as candidates diverse in skills, experience at policy-making levels in areas that are relevant to our global activities, and functional, geographic or cultural background.

In its consideration of potential director candidates, the Governance Committee reviews the short-term and long-term strategies and interests of the Company to determine what current and future skills and experiences are required of the Board in exercising its oversight function. Specific search criteria evolve over time to reflect the Company's dynamic business and strategic needs and the changing composition of the Board, and may include factors such as:

- » Operating experience or thought leadership in key markets, industries, technologies, or business models that are aligned with the Company's strategic growth plans;

- » Business or cultural background in regions where the Company does significant business;

- » Senior executive leadership and management experience; and

- » Subject matter expertise in such areas as corporate finance and financial reporting, governance, compensation, risk management and operations.

The Governance Committee also considers succession planning in light of anticipated retirements, and for Board and Committee Chair roles, to maintain relevant expertise and depth of experience.

In addition, all director candidates are also expected to possess or demonstrate:

- » Sound judgment, analytical and inquisitive perspective, and practical wisdom;

- » Strategic mindset and an engaged and collaborative approach;

- » Independence, personal and professional ethics, integrity and values; and

- » Commitment to representing the long-term interests of Applied's shareholders.

The Governance Committee may retain a search firm to assist in identifying and evaluating new candidates for director nominees and may also consider referrals from directors, shareholders, or other sources. The Governance Committee evaluates and interviews potential Board candidates and makes appointment recommendations to the full Board. All members of the Board may interview candidates.

Regular Review of Board Composition Drives Refreshment



Assess
» Develop a search profile of relevant skills, background and experience sought in new directors

Identify
» Information provided to third-party search firms
» Potential candidates identified by independent directors, shareholders, independent search firm, our people

Evaluate
» Governance Committee screens candidates for qualifications, skills, diversity, independence, and potential conflicts
» Candidates meet with directors

Recommend
» Governance Committee recommends selected candidates to the Board

Results
Three new directors over the last five years

Recent Board Refreshment. As a result of the foregoing process, the Board has added three new directors over the last five years, each of whom has brought valuable and diverse backgrounds and perspectives to the Board. The most recent two appointments were Mr. March in 2022 and Ms. Borkar in 2020. Mr. March brings decades of finance and business operations expertise and strong semiconductor industry experience to our Board. Ms. Borkar brings to our Board experience in the semiconductor industry, chip design and cloud computing, as well as leadership and management experience.

Re-nomination of Directors for Election at Annual Meeting. In considering whether to recommend re-nomination of a director for election at our Annual Meeting, the Governance Committee considers factors such as:

» The extent to which the director's skills, qualifications and experience continue to contribute to the success of our Board, taking into account current core competencies of the Board, and the mix of desired skills and experience;

» Feedback from the annual Board evaluations and individual discussions between each director and our Chair;

» Attendance and participation at, and preparation for, Board and Committee meetings;

» Shareholder feedback, including the support received by director nominees elected at our 2023 Annual Meeting;

» Outside board, employment and other affiliations, including any actual or perceived conflicts of interest; and

» Considerations under the Board's Policy on Board Diversity and the extent to which the director continues to contribute to the diversity of our Board.

Based on the Governance Committee's recommendation, the Board selects director nominees and recommends them for election by Applied's shareholders.

Shareholder Recommendations or Nominations. The evaluation procedures described above apply to all candidates for director nomination, including candidates submitted by shareholders. Shareholders wishing to recommend a candidate for consideration by the Governance Committee should submit the candidate's name, biographical data and a description of their qualifications in light of the criteria listed above to Teri A. Little, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com.

Shareholders wishing to nominate a director should follow the specific procedures set forth in our Bylaws.

Corporate Governance

Corporate Governance Guidelines

Applied's Corporate Governance Guidelines establish the governance framework within which the Board conducts its business and fulfills its responsibilities. These guidelines and other important governance materials are available on our website at: https://www.appliedmaterials.com/us/en/about/corporate-governance/corporate-governance-documents.html. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices and other developments.

Board Leadership

Our corporate governance framework provides the Board flexibility to determine the appropriate leadership structure for the Company and whether the roles of Chair and CEO should be separated or combined. In making this determination, the Board considers many factors, including the needs of the business, the Board's assessment of its leadership needs from time to time, and the best interests of shareholders. If the role of Chair is filled by a director who does not qualify as an independent director, the independent directors will designate a Lead Independent Director. As discussed below, our Chair is currently an independent director. However, if Applied were to designate a Lead Independent Director in the future, our Corporate Governance Guidelines set forth the roles and authority such individual would have, including, among other things, presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors, having the authority to call meetings of the independent directors, and serving as a liaison for consultation and direct communication with shareholders.

The Board believes that it is currently appropriate to separate the roles of Chair and CEO. The CEO is responsible for setting our strategic direction and the day-to-day leadership of our business, while the Chair, along with the rest of our independent directors, ensures that the Board's time and attention are focused on effective oversight of the matters most critical to Applied. Mr. Iannotti, an independent director, currently serves as the Chair of the Board. Mr. Iannotti has significant experience and knowledge of Applied, including having worked with two CEOs and different management teams at Applied, and the Board believes that his deep knowledge of the Company and industry, as well as his strong leadership and governance experience, enables him to lead the Board effectively and independently.

As the independent Board Chair, Mr. Iannotti's roles include:

- » Presiding at all meetings of the Board, including executive sessions of the independent directors

- » Having the authority to call meetings of the Board and of the independent directors

- » Serving as a liaison between the CEO and the independent directors

- » Approving information sent to the Board and advising management on the Board's information needs

- » Approving meeting agendas and meeting schedules

- » Having the authority to retain outside advisors and consultants who report directly to the Board

- » Presiding at all meetings of shareholders

- » Serving as a liaison for direct communication with shareholders

- » Providing direct guidance to the CEO, including advising on executing the Company's long-term strategy

» Leading, along with the members of the HRCC and the other independent directors, the annual performance review of the CEO

» In conjunction with the relevant committees of the Board, reviewing and assessing director performance and compensation, and the size and composition of the Board

The Chairs of all the Board's Committees – Audit, Governance, HRCC and Strategy and Investment – are also independent directors.

Director Onboarding and Education

When new directors join our Board, they participate in a comprehensive onboarding program to learn about our industry, business, strategies and policies. The multi-day onboarding program includes meetings with senior executives to discuss our businesses, strategy and operations, and our corporate functions, such as finance, technology, information systems and legal, and a tour of the Maydan Technology Center, our state-of-the-art R&D facility. New directors also meet with the executives and staff supporting the Committees on which they sit, as well as the Committees' external consultants and advisors. Each new director is also partnered with an experienced fellow director "mentor" to facilitate the integration of the new director to the Board.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the sustainability landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also visit our manufacturing facilities and attend Company events, including our Engineering and Technology (ET) Conference and the announcement of our investment to build the Equipment and Process Innovation and Commercialization (EPIC) Center, an advanced facility for collaborative semiconductor process technology and manufacturing equipment R&D. These interactions, along with meetings with leaders below the CEO Executive Leadership Team level throughout the year, provide directors additional visibility to provide oversight of the Company's culture, strategies and operations.

Board and Committee Evaluations

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Each year, the Governance Committee, in consultation with our independent Board Chair, reviews and determines the design, scope, content and execution of the evaluation process, including whether to modify the written evaluation questionnaire or to engage a third party to facilitate the evaluation.

In 2023, the Governance Committee reviewed the evaluation process that had been in place for a number of years and considered the input of Board members on the evaluation process. Based on this review, the Governance Committee determined to make enhancements to the process to include more focused questions to invite open-ended responses, rather than numerical ratings, on each director's assessments of the Board, the Board Committees and individual directors. Written questionnaires were used in the evaluation to solicit feedback on a range of topics, including overall Board effectiveness; Board dynamics and communication; interaction with management; Board skills and experience; the role of the Board and Committee chairs; and information and resources.

Following completion of the written questionnaires, all written comments were provided to the Chair, who met with each director individually to discuss additional input on these topics and to provide individual feedback. Directors were also invited to provide feedback on our Board Chair to the Chair of the Governance Committee. Committee chairs led a discussion of evaluation results for their respective Committees and a summary of Board and Committee evaluation results was discussed with the full Board, including suggestions for updating policies and practices per evaluation results. Director suggestions for improvements to the evaluation questionnaires and process are considered for incorporation for the following year.

2023 Board Evaluation Process



Questionnaire

» Evaluation questionnaire provides director feedback on an anonymized basis

One-on-One Discussions

» Non-anonymized questionnaires provided to Chair to facilitate candid, one-on-one discussions with each director, where the Chair solicits additional feedback and provides individual feedback

Board Report

» Board and Committee evaluation results provided to the full Board

Closed Session

» Closed session discussion of Board and Committee evaluations led by our independent Chair and independent Committee chairs

Results

Policies and practices are updated as appropriate per evaluation results and discussions

Board's Role in Risk Oversight

One of the Board's most important functions is overseeing risk management for the Company. While Applied's management team is responsible for the day-to-day management of risk, the Board is responsible for ensuring that the risk-management processes designed and implemented by management are functioning as intended. Applied's risk oversight framework illustrated below shows the close interaction between the full Board, individual committees and senior management.



The Board

The Board has the ultimate responsibility for, and is actively engaged in, oversight of the Company's risk management. The full Board reviews top risks identified by the Company's enterprise risk management program, including risks related to cybersecurity and the geopolitical environment, and in some cases delegates certain types of risks to the oversight of the appropriate Board Committee

Audit

Oversees the enterprise risk management program, as well as risks related to financial, regulatory, compliance, trade and cybersecurity matters. Regularly reviews with management, the head of internal audit and the independent accountants the steps taken to monitor and mitigate risk exposures

Governance

Oversees the management of risks related to corporate governance matters, including director independence, Board composition and succession, shareholder communications and overall Board effectiveness, as well as risks and opportunities associated with sustainability matters not delegated to other committees

HR & Compensation

Oversees risks associated with Applied's compensation policies, plans and practices, organizational talent and culture, management succession and human capital management, including the corporate culture and diversity and inclusion programs and initiatives

Management

Applied's management has day-to-day responsibility for:

» Identifying risks and assessing them in relation to Company strategies and objectives;

» Implementing suitable risk mitigation plans, processes and controls; and

» Appropriately managing risks in a manner that serves the best interests of Applied, its shareholders and other stakeholders.

Management regularly reports to the Board on its risk assessments and risk mitigation strategies for the major risks of our business. Senior management and other employees also report to the Board and its committees from time to time on risk-related issues.

Applied has implemented an enterprise risk management ("ERM") program, overseen by the Audit Committee, which provides an enterprise-wide perspective on Applied's risks. The Board has established a management committee to oversee and monitor the ERM program. This ERM Committee, comprising members of Applied's senior management, is led by our CFO and Chief Legal Officer, with representatives from the Company's largest business segment and supply chain operations.

The risks identified by the ERM program are reported to the Board, with a focus on the most significant risks facing the Company, including strategic, operational, financial, legal and compliance risks. Oversight responsibility for a particular risk may fall within an area of responsibility and expertise of one of the Board Committees. Management presents regular analyses of risk mitigation strategies to the Board or the respective Committee with oversight responsibility for the relevant risk. The ERM Committee reports to the Audit Committee at least semi-annually and provides a broader annual risk mitigation update to the full Board.

Risk Assessment of Compensation Programs. We have assessed our compensation policies, plans and practices, and determined that they do not create risks that are reasonably likely to have a material adverse effect on Applied. To make this determination, our management reviewed Applied's compensation policies, plans and practices, and assessed the following aspects: design, payment methodology, potential payment volatility, relationship to our financial results, length of performance period, risk-mitigating features, performance measures and goals, oversight and controls, and plan features and values compared to market practices. Management reviewed its analysis with the HRCC, which agreed with this determination. Applied also has in place various controls to mitigate risks relating to compensation policies, plans and practices, such as executive stock ownership guidelines and a clawback policy that enables the recovery of certain incentive compensation payments in certain circumstances.

Board's Role in Oversight of Strategy

The Board and its Committees actively engage with management to provide guidance on and oversight of Applied's business strategy throughout the year. The Board dedicates one meeting annually to focus on Applied's long-term strategy, which include strategic plans from members of senior management on the priorities and implementation strategies for their respective lines of business. These strategic plans guide Applied's actions to manage risk and deliver shareholder value. The Board's expanded strategy sessions also include presentations by internal experts to discuss technologies and markets relevant to our core businesses as well as adjacent and emerging technologies. In addition, various elements of strategy are discussed at every Board meeting, as well as at many meetings of the Board's Committees, including the Strategy and Investment Committee. In order to assess performance against our strategic plans, the Board receives regular updates on progress and execution, and provides direction to senior management throughout the year.

To enhance its oversight of Applied's strategy and process for considering long-term trends within the Company's industries, the Board also leverages Applied's Growth Technical Advisory Board, which is composed of leading academic and industry luminaries with a diverse set of backgrounds in fields such as science, technology, government and education. This Advisory Board, which includes a former member of the Applied Board, provides Applied and the Board with additional, independent insights on how major industries will continue to evolve in a technology-centric world.

Management Succession Planning

The Board and the HRCC recognize that developing the capabilities of Applied's executives is vital to our ability to capitalize on our opportunities and increase long-term shareholder value. Accordingly, the HRCC's most important goal is to oversee the Company's programs that foster executive capability and retention, with emphasis on leadership development, management capabilities and succession plans.

We build our leadership capability using a multi-step approach to succession planning for our most critical roles, including CEO, executive and technology leadership positions. Our executive succession planning process is a carefully designed, thoughtful and long-term approach overseen by the HRCC and the Board. With the guidance of the HRCC, the Board also maintains a CEO emergency succession plan. We plan, and prepare as many years in advance as possible, for anticipated transitions to ensure leadership continuity and positive outcomes for the Company. Another key component of succession planning is leadership assessment and development of potential successors, including moving leaders into new, increasingly complex roles that complement their professional development. In addition, diversity of our succession pipelines is a priority of our Board and the Company, and we strive to ensure a diverse succession slate.

Management reports quarterly either to the HRCC or the full Board on executive leadership development and succession planning. The reports include updates regarding succession and development programs for the CEO and other senior executives, with an eye toward ensuring development of the talent needed to lead Applied today and in the future and readiness of succession candidates who can assume top management positions without undue interruption. Board members have opportunities throughout the year to engage with members of senior management and other high-potential leaders in a variety of formal and informal settings, including Board meetings and events, preparatory meetings, analyst meetings, and internal and external business and technology conferences. The HRCC and Board also regularly discuss individual executive transitions as needed over the course of the year. The Board's goal is to have a long-term and continuing process for effective senior leadership capability, development and succession, and to ensure that there are readily available choices when the need arises.

Shareholder Rights

In addition to direct engagement through our recurring shareholder engagement program discussed below, we have instituted a number of mechanisms that allow shareholders to advance their points of view, including:

Right to Call a Special Meeting. Our Bylaws permit shareholders holding at least 10% of our outstanding shares of common stock to call a special meeting. Our Board approved an amendment and restatement of our Bylaws to lower the threshold from 20% to 10% in response to majority support of a shareholder proposal on this topic at our 2023 annual meeting and subsequent feedback we received during our shareholder outreach, as discussed further below under "Shareholder Engagement."

Right to Act by Written Consent. Our Certificate of Incorporation permits shareholders holding at least 20% of our outstanding shares of common stock to initiate the process for shareholders to take action by written consent without a meeting.

Proxy Access. Our Bylaws permit proxy access. Any shareholder (or group of up to 20 shareholders) owning 3% or more of Applied's common stock continuously for at least three years may nominate up to two individuals or 20% of our Board, whichever is greater, as director candidates for election to the Board, and require us to include such nominees in our annual meeting proxy statement.

Majority Voting. Under our Bylaws, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "for" their election than votes cast "against" their election will be elected.

Our Bylaws provide that in the event an incumbent director receives more "against" than "for" votes, they shall tender their resignation after certification of the shareholder vote. Our Governance Committee, composed entirely of independent directors, will consider the offer of resignation, taking into consideration all factors it deems relevant, and recommend to the Board the action to be taken. The Board must take action on the recommendation within 90 days following certification of the shareholder vote. No director who tenders an offer of resignation may participate in the vote on the Governance Committee's recommendation or the Board's determination of whether to accept the resignation offer. Applied will publicly disclose the Board's decision, including, if applicable, the reasons for rejecting an offer to resign.

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns.

Investor Relations. Our senior management team, including our CEO, CFO and members of our Investor Relations team, maintain regular contact with a broad base of investors, including through quarterly earnings calls, individual meetings and other channels for communication, to understand their concerns. In 2023, senior management participated in 103 meetings with investors, including 91 meetings with our CFO and 15 with our CEO.

Shareholder Outreach Program. In addition, we have a robust shareholder outreach program, which is a recurring, year-round effort, led by a cross-functional team that includes members of our Investor Relations, Global Rewards, ESG and Legal functions, with participation of our independent directors, where appropriate. This engagement enables us to build meaningful relationships over time with our shareholders. The Board's Governance Committee oversees our shareholder engagement program.



February - March

Ahead of annual meeting, conduct engagement with investors that have expressed any concerns or questions over ballot items and proxy statement

April - August

Review and summarize feedback from annual meeting, identify potential areas of concern, track governance trends, and finalize Sustainability Report

Year-Round Engagement

December - January

Continue to meet with shareholders and proxy advisors, enhance proxy statement and annual report content based on feedback, and respond to shareholder concerns

September - November

Conduct general off-season engagement outreach with shareholders and proxy advisors

We engage with a significant cross-section of our shareholder base, including large institutional investors, pension funds and other investors. Topics of discussion include key business, Board, governance, executive compensation, environmental, sustainability and diversity and inclusion matters, as well as other subjects of interest to our shareholders. Feedback received by the Company during these engagements is shared with the Governance Committee, other relevant Committees, the full Board, and relevant members of senior management. Based on feedback from shareholders, we have over the years adopted proxy access, a special meeting right and the right for shareholders to act by written consent, and implemented changes to our executive compensation program.

During our off-season outreach in 2023, we contacted over 45 of our largest shareholders, who collectively hold more than 50% of our outstanding shares, and engaged in active discussions on these topics with investors who requested meetings, representing approximately 38% of our shares outstanding. Shareholder feedback during these engagements has been widely positive, with no significant concerns raised about Applied's governance, compensation or sustainability practices.

Key Themes Discussed with Shareholders in 2023

Corporate Governance	» Appropriate response to the support for a shareholder proposal at last year's annual meeting seeking a reduced threshold for shareholders to call special meeting » Governance practices, including Board leadership structure and shareholder rights
Sustainability	» Applied's strategy, initiatives and Board oversight related to sustainability matters » Shareholders' sustainability focus areas » Applied's 2030 environmental and social goals and Net Zero 2040 Playbook
Board Composition and Oversight	» Thoughtful Board processes for refreshment, succession planning and tenure » Board members' skills, experience and focus areas
Executive Compensation	» Compensation program, recent actions, metrics, sustainability considerations and link between pay and performance

Responsiveness to 2023 Shareholder Proposal to Lower the Threshold to Call a Special Meeting. In response to the support received at our 2023 annual meeting for the shareholder proposal requesting that we lower the ownership threshold required to call a special meeting to 10%, and at the direction of our Governance Committee, we asked our shareholders about their views on our special meeting right during our off-season outreach discussed above. The feedback we received from our shareholders on this topic was reviewed and discussed with our Governance Committee and the Board. After careful consideration of the results of the 2023 proposal and the shareholder feedback we received, as well as a review of market practices and provisions adopted by other companies with respect to the right to call a special meeting, in December 2023, the Board approved an amendment and restatement of our Bylaws to lower the ownership threshold required to call a special meeting from 20% to 10%.

Adjusted Pay Equity Disclosure. During our regular engagement, we have heard from certain shareholders that additional quantitative disclosure regarding employee pay equity would be beneficial. This feedback was reviewed with and considered by the HRCC and the Governance Committee. In response to this feedback, and as part of our continued commitment to enhanced transparency and accountability, we recently published adjusted pay ratios by gender for our employees, both globally and in the U.S., as well as the adjusted pay ratio comparing compensation for minorities with non-minorities in the U.S. In each instance, the ratio is based on total compensation, consisting of base salary, cash bonus and equity awards, and in alignment with our compensation philosophy, accounts for factors such as employees' roles, organizational levels and geographic locations. These adjusted pay ratios are disclosed on our corporate website at: https://www.appliedmaterials.com/us/en/corporate-responsibility/people.html#payequity. We will continue to publish these ratios annually in our Sustainability Report.

Shareholder Communications

Any shareholder wishing to communicate with any of our directors regarding Applied may write to the director, c/o Teri A. Little, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com. The Board has instructed the Corporate Secretary to review correspondence directed to the Board and, at the Corporate Secretary's discretion, forward items that she deems appropriate for the Board's consideration.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to align the interests of our directors and executive officers with those of our shareholders. The guidelines provide that non-employee directors should each own Applied stock with a value of at least five times the annual base retainer for non-employee directors. Applied's Chief Executive Officer should own Applied stock with a value of at least six times his annual base salary. Each Section 16 officer on the CEO Executive Leadership Team should own Applied stock with a value of at least three times their annual base salary. Unearned performance awards and unexercised options (or portions thereof) are not included for purposes of satisfying the applicable ownership requirement. Under our guidelines, directors and officers may not sell any shares of Applied stock if their ownership is, or following the sale, would fall, below the applicable guideline. As of December 31, 2023, all of our directors and executive officers were in compliance with the stock ownership guidelines.

Standards of Business Conduct

Applied's Standards of Business Conduct embody our commitment to ethical and legal business practices. The Board expects Applied's directors, officers and all other members of its workforce to act ethically at all times and to acknowledge their commitment to Applied's Standards of Business Conduct. The Standards of Business Conduct are available on our website at: https://www.appliedmaterials.com/us/en/about/corporate-governance/corporate-governance-documents.html.

Board Meetings and Committees

The Board met four times in fiscal 2023. Each director attended over 75% of all Board and applicable committee meetings held during fiscal 2023. Directors are strongly encouraged to attend the Annual Meeting of Shareholders, and all of the directors serving on our Board at the time attended our 2023 Annual Meeting of Shareholders.

The Board has three principal committees performing the functions required by applicable SEC rules and Nasdaq listing standards to be performed by independent directors: the Audit Committee, the HRCC and the Governance Committee. Each of these committees meets regularly and has a written charter approved by the Board that is reviewed annually by the respective committee and by the Board. The Board also has a Strategy and Investment Committee, whose role and responsibilities are described in Applied's Corporate Governance Guidelines.

At each regularly-scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by the committee since the last regularly-scheduled Board meeting. Each director who serves on the Audit Committee, HRCC, or Governance Committee is an independent director under applicable Nasdaq listing standards and SEC rules.

Copies of the current charters for the Audit, HRCC and Governance Committees can be found on our website at: https://www.appliedmaterials.com/us/en/about/corporate-governance/corporate-governance-documents.html.

Audit Committee

Meetings in Fiscal 2023: 28

Members:

Judy Bruner, Chair*

Kevin P. March*

Yvonne McGill*

Scott A. McGregor*

* Audit Committee Financial Expert

Primary responsibilities:

- » Oversee financial statements, internal control over financial reporting and auditing, accounting, and financial reporting processes
- » Oversee the qualifications, independence, performance and engagement of our independent registered public accounting firm
- » Oversee financial policies and procedures, disclosure controls and procedures, and internal audit function
- » Review and pre-approve audit and permissible non-audit services and approve all audit engagement fees
- » Oversee tax, trade, legal, regulatory, and ethical compliance
- » Review and approve related-person transactions
- » Oversee financial-related risks, enterprise risk management program, and cybersecurity

Human Resources and Compensation Committee

Meetings in Fiscal 2023: 4

Members:

Thomas J. Iannotti, Chair

Rani Borkar

Xun (Eric) Chen

Alexander A. Karsner

Primary responsibilities:

- » Oversee human resources, compensation and employee benefits programs, policies and plans
- » Review and advise on management succession planning and executive organizational development
- » Determine compensation policies for executive officers and employees
- » Evaluate the performance, and determine the compensation, of executive officers
- » Approve and oversee equity-related incentive plans and executive bonus plans
- » Review compensation policies and practices as they relate to risk management practices
- » Approve the compensation program for Board members
- » Oversee human capital management, including the Company's culture, talent development, and diversity and inclusion programs and initiatives

Corporate Governance and Nominating Committee

Meetings in Fiscal 2023: 4

Members:

Judy Bruner, Chair

Alexander A. Karsner

Yvonne McGill

Primary responsibilities:

- » Oversee the composition, structure and evaluation of the Board and its committees
- » Identify and recommend qualified candidates for election to the Board
- » Establish procedures for director candidate nomination and evaluation
- » Oversee corporate governance policies and practices, including the Company's Corporate Governance Guidelines
- » Review and approve director service on the board of directors of other companies and oversee director education
- » Review shareholder proposals, recommend to the Board actions to be taken in response to each proposal, and consider the voting results of such proposals
- » Review strategy, policies, performance and reporting related to the Company's management of sustainability issues not delegated to other committees
- » Oversee the Company's public policy activities and review the Company's charitable activities
- » Review conflict of interest matters for the Board

Director Compensation

Compensation Program for Directors

We compensate our non-employee directors for their service on the Board with a combination of cash and equity awards. Directors who are employees of Applied do not receive any compensation for their service as directors.

Retainer and Meeting Fees

Each non-employee director receives an annual cash retainer for their service on the Board, as well as additional cash retainers if they serve as the Chair of the Board, as a member of a committee, or as the chair of a committee. Annual retainers are paid quarterly and are prorated based on the director's service during the fiscal year. The following table sets forth cash compensation for non-employee directors in effect during fiscal 2023.

Annual Base Retainer (prorated and paid quarterly)	$ 85,000
Additional Annual Retainers for Committee Service (prorated and paid quarterly):	
Audit Committee	$ 25,000
Human Resources and Compensation Committee	$ 12,500
Corporate Governance and Nominating Committee	$ 10,000
Strategy and Investment Committee	$ 10,000
Additional Annual Retainers for Chair and Committee Chairs (prorated and paid quarterly):	
Chair of the Board	$150,000
Audit Committee Chair	$ 25,000
Human Resources and Compensation Committee Chair	$ 20,000
Corporate Governance and Nominating Committee Chair	$ 12,500
Strategy and Investment Committee Chair	$ 12,500

In addition, upon the determination of the Chair of the Board, non-employee directors may receive $2,000 per meeting for service on any ad-hoc committee of the Board. Non-employee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings, business events on behalf of Applied, and seminars and programs on subjects related to their Board responsibilities.

Equity Compensation

Initial Grant. Upon initial appointment (by the Board) or election (by the shareholders) to the Board other than at an annual meeting of shareholders, a non-employee director receives a non-discretionary grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $240,000 (rounded down to the nearest whole share), pro-rated based on the period starting on the day of initial appointment or election and ending on the day of the next scheduled annual meeting of shareholders.

Annual Grant. Each non-employee director elected at an annual meeting receives on that date a non-discretionary grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $240,000 (rounded down to the nearest whole share). A non-employee director who is initially appointed or elected to the Board on the day of an annual meeting of shareholders receives only an annual grant. Each of our non-employee directors who was re-elected at the 2023 Annual Meeting received a grant of 2,050 restricted stock units on that date.

Vesting. Grants made to our non-employee directors vest in full on the earlier of March 1 of the year following the date of grant or the date of the next annual meeting, provided the non-employee director remains on the Board through the scheduled vesting date. Vesting of these grants is accelerated in full upon a non-employee director's earlier termination of service on the Board due to disability or death, or upon a change of control of Applied if the director ceases to be a non-employee director (and does not become a member of the board of directors of any successor corporation or its parent). Non-employee directors may elect in advance to defer receipt of vested shares until their termination of service on the Board.

Limit on Awards. Under our amended and restated Employee Stock Incentive Plan, grants of equity awards to any individual non-employee director may not exceed a fair market value totaling more than $400,000 in any fiscal year.

Charitable Matching Contributions

Non-employee directors are eligible to participate in The Applied Materials Foundation Matching Gift Program, under which The Applied Materials Foundation will annually match up to $3,000 of a non-employee director's donations to eligible non-profit and educational organizations, and will match an unlimited amount of donations to our annual food drive. In addition, non-employee directors are eligible to participate in a matching program under the Applied Materials, Inc. Political Action Committee, under which the Company annually will match up to $2,500 of a non-employee director's contributions for the benefit of eligible non-profit organizations and kindergarten to 12th grade public and non-profit private schools in the U.S. These maximum matching amounts and other terms are the same as those that apply to Applied's employees.

Director Compensation for Fiscal 2023

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Rani Borkar	107,500	237,452	—	344,952
Judy Bruner	157,500	237,452	3,500	398,452
Xun (Eric) Chen	107,500	237,452	—	344,952
Aart J. de Geus	95,000	237,452	—	332,452
Thomas J. Iannotti	267,500	237,452	4,000	508,952
Alexander A. Karsner	107,500	237,452	—	344,952
Kevin P. March	110,000	237,452	5,000	352,452
Yvonne McGill	120,000	237,452	—	357,452
Scott A. McGregor	132,500	237,452	—	369,952
Adrianna C. Ma[4]	30,357	—	1,000	31,357

(1) Amounts shown do not reflect compensation actually received by the directors. Instead, these amounts represent the grant date fair value of stock awards granted in fiscal 2023 (consisting of 2,050 restricted stock units granted to each director on March 9, 2023), as determined pursuant to FASB Accounting Standards Codification 718 ("ASC 718"). The assumptions used to calculate the value of stock awards are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2023 filed with the SEC on December 15, 2023.

(2) Each director other than Ms. Ma had 2,050 restricted stock units outstanding at the end of fiscal 2023. In addition, Dr. Chen had 23,769 restricted stock units that had vested in previous years and for which settlement was deferred until the date of his termination of service from the Board.

(3) Amounts shown represent The Applied Materials Foundation's and/or the Company's matching contribution of the director's donations/contributions to eligible non-profit organizations.

(4) Ms. Ma's term of office expired upon the election of directors at the 2023 annual meeting of shareholders on March 9, 2023 and so she did not receive a stock award in fiscal 2023 for her service as a director.

Stock Ownership Information

Principal Shareholders

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2023 by each person known by Applied to own 5% or more of our common stock. In general, "beneficial ownership" refers to shares that an entity or individual had the power to vote or the power to dispose of, and shares that such entity or individual had the right to acquire within 60 days after December 31, 2023.

	Shares Beneficially Owned	
Name	**Number**	**Percent[1]**
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	73,671,156[2]	8.87%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	69,254,574[3]	8.34%

(1) Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 830,476,616 shares of common stock outstanding as of December 31, 2023.

(2) The amended Schedule 13G filed with the SEC by The Vanguard Group ("Vanguard") on February 9, 2023 indicates that as of December 30, 2022, Vanguard had sole dispositive power over 70,056,331 shares, shared dispositive power over 3,614,825 shares and shared voting power over 1,281,629 shares.

(3) The amended Schedule 13G filed with the SEC by BlackRock, Inc. ("BlackRock") on February 7, 2023 indicates that as of December 31, 2022, BlackRock had sole dispositive power over 69,254,574 shares and sole voting power over 61,737,825 shares.

Directors and Executive Officers

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2023 by: (1) each director and director nominee, (2) each named executive officer and (3) the current directors and executive officers as a group. In general, "beneficial ownership" refers to shares that a director or executive officer had the power to vote or the power to dispose of, and shares that such individual had the right to acquire within 60 days after December 31, 2023.

Name	Shares Beneficially Owned Number[1]	Percent[2]
Directors, not including the CEO:		
Rani Borkar	4,438[3]	*
Judy Bruner	29,380[4]	*
Xun (Eric) Chen	40,043[5]	*
Aart J. de Geus	106,281	*
Thomas J. Iannotti	56,084	*
Alexander A. Karsner	11,347	*
Kevin P. March	1,178[6]	*
Yvonne McGill	11,820	*
Scott A. McGregor	19,075	*
Named Executive Officers:		
Gary E. Dickerson	1,414,881	*
Brice Hill	16,679	*
Prabu G. Raja	362,440	*
Omkaram Nalamasu	120,730	*
Timothy M. Deane	54,920[7]	*
Current Directors and Executive Officers, as a Group (16 persons)	**2,366,638[8]**	*

* Less than 1%

(1) Except as subject to applicable community property laws and as specified in the footnotes below, the persons named in the table have sole voting and investment power with respect to all of their shares of common stock.

(2) Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 830,476,616 shares of common stock outstanding as of December 31, 2023, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after December 31, 2023.

(3) Consists of 4,438 shares of common stock held in a family trust for which Ms. Borkar shares voting and investment power.

(4) Consists of 29,380 shares of common stock held in a family trust for which Ms. Bruner shares voting and investment power.

(5) Includes 23,944 restricted stock units that have vested and which, pursuant to Dr. Chen's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board.

(6) Consists of 1,178 shares of common stock held in a family trust for which Mr. March shares voting and investment power.

(7) Includes 8,989 restricted stock units that are scheduled to vest within 60 days after December 31, 2023.

(8) Includes (a) 14,342 restricted stock units that are scheduled to vest within 60 days after December 31, 2023 and (b) 23,944 restricted stock units that have vested and which, pursuant to Dr. Chen's election to defer, will be converted to shares of Applied common stock and paid to Dr. Chen on the date of his termination of service from the Applied Board.

PROPOSAL 2 – Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking shareholders to approve, on a non-binding, advisory basis, the compensation of our NEOs, as described in this Proxy Statement. We seek this approval each year. Our annual "say-on-pay" proposals have been supported by our shareholders each year since we began providing this vote in 2011, and received the support of 92% of votes cast in 2023.

Our Board of Directors believes that our compensation policies and practices promote a performance-based culture and align our executives' interests with those of our shareholders through a strong emphasis on at-risk compensation tied to the achievement of performance objectives and shareholder value. Our executive compensation program is also designed to attract and retain highly-talented executives who are critical to the successful implementation of Applied's strategic plan.

Performance-Based Compensation. We align compensation with our business objectives, performance and shareholder interests. See the section titled "Overview of Compensation Program Philosophy and Governance Framework" on page 38 for a discussion of the principal objectives of our executive compensation program.

Significant Portion of CEO Pay Consists of Variable Compensation and Long-Term Incentives. In fiscal 2023, 96% of our CEO's compensation comprised variable compensation elements, and 90% of his overall compensation was delivered in equity with multi-year vesting. Performance objectives include financial and market objectives relating to adjusted operating margin, relative TSR, adjusted gross margin and wafer fabrication equipment market share, as well as other strategic and operational objectives, as described on pages 42 and 43.

Please see the "Compensation Discussion and Analysis" section for further discussion of our executive compensation program and the fiscal 2023 compensation of our NEOs.

We are asking our shareholders to approve the compensation of our NEOs as described in this Proxy Statement by voting in favor of the following resolution:

"RESOLVED, that the shareholders approve, on a non-binding, advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section, the Summary Compensation Table, other compensation tables, narrative discussion and related disclosure."

Even though this say-on-pay vote is advisory and therefore will not be binding on the Company, the HRCC and the Board value the opinions of our shareholders, and will consider the results of the vote when making future compensation decisions for our NEOs.

 **The Board recommends that you vote <u>FOR</u> the approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2023, as disclosed in this Proxy Statement**

Compensation Discussion and Analysis

Executive Summary

Our Business and Strategy

Applied Materials is the leader in the materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations Make Possible® a Better Future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by the ability of our talented workforce to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products, technologies and services, innovation leadership and focused investments in research and development, we are enabling our customers' success and creating significant value for our shareholders. Applied's ability to hire, develop and retain a world-class global workforce is based on our commitment to creating a Culture of Inclusion that embraces different backgrounds, perspectives, and experiences to build stronger, more resilient teams. Consistent with our core values, we enable our employees to do their best work by providing quality training, learning and career development opportunities; promoting diversity, equity and a connected and inclusive culture; and upholding a high standard of ethics and respect for human rights.

In addition to our other accomplishments, we continue to make strong progress towards our 10-year road map for environmental and social responsibility, which we introduced in 2020. At Applied, making a positive contribution is at the foundation of our culture and of our vision to Make Possible® a Better Future. Our 1x, 100x and 10,000x sustainability framework refers to the holistic goals and commitments we've set for our operations, how we work with customers and suppliers, and how our technology can be used to advance sustainability on a global scale. In 2023, we announced our Net Zero 2040 playbook – a clear pathway and detailed plan to work across our industry, including with customers and supply chain partners, to reduce the semiconductor industry's carbon emissions. More details of Applied's sustainability vision and strategy, including a copy of the Company's most recent Sustainability Report, can be found at https://www.appliedmaterials.com/company/corporate-responsibility.

Our Performance Highlights

Over the past several years, our broad portfolio of products and services has enabled Applied to extend its leadership at the major technology inflections that are driving our customers' roadmaps and future industry growth. In fiscal 2023, we delivered record revenue, earnings and cash flow, and we are outgrowing the wafer fabrication equipment market for the fifth year in a row. Key highlights of our financial outperformance include:

» Record revenue of $26.5 billion, up 3% year-over-year, despite overall semiconductor and wafer fabrication equipment spending both being down in 2023.

» Record GAAP EPS of $8.11, and record non-GAAP adjusted EPS of $8.05 (see Appendix A for a reconciliation of non-GAAP adjusted measures).

» Record $8.7 billion in cash from operations, and record free cash flow of $7.6 billion (see Appendix A for a reconciliation of non-GAAP measures).

Highlights of five-year performance achievements across key financial measures



Revenue
$14.6B
$26.5B
+82%
FY2019
FY2023
Non-GAAP Adjusted Operating Margin
23.5%
29.1%
+5.6 PTS
FY2019
FY2023
Non-GAAP Adjusted EPS
$3.04
$8.05
+165%
FY2019
FY2023

Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our long-term incentive and bonus plans. See Appendix A for non-GAAP reconciliations.

Key financial highlights for our reporting segments in fiscal 2023 include the following:

» **Semiconductor Systems segment**: we grew annual revenue by 5% year-over-year to $19.7 billion and outperformed the market by delivering record net sales overall and in key product areas: foundry-logic, implant, packaging, metal deposition and CVD.

» **Applied Global Services segment**: we grew revenue to a record $5.7 billion, increased the number of installed base tools by 5% year-over-year and grew long-term subscription service agreements to 63% of our total parts and service revenues.

» **Display and Adjacent Markets segment**: we delivered revenue of $868 million and maintained profitability during an industry down cycle.

Strategic and Operational Highlights

Applied's strategy is to deliver highly differentiated materials engineering products and services that enable major technology inflections and drive our customers' success.



See inflections early	Identify customers' high value problems	Develop differentiated valuable and sustainable products	Ensure customer success + generate residual value

Semiconductors are at the foundation of the digital transformation that will affect almost every sector of the economy over the coming years. Long-term megatrends including the Internet of Things (IoT), big data and artificial intelligence (AI) are fueling a new era of growth for semiconductors and driving the need for advancements in silicon technologies. Applied Materials has focused its strategy and investments to deliver innovations that accelerate improvements in the power, performance, area, cost and time-to-market (PPACt™) of semiconductor devices. Key strategic and operational accomplishments during fiscal 2023 include:

» Many of our business units delivered new records and major milestones including in etch, where we passed 10,000 shipments of our Centris Sym3 chamber.

» We released new products and secured production-tool-of-record positions in gate-all-around, backside power delivery, patterning, advanced DRAM and high-bandwidth memory, and heterogeneous integration.

» We strengthened our ICAPS business that serves IoT, communications, automotive, power and sensor customers with new products and application wins in etch, epitaxy, and implant, as well as metrology and inspection.

» In our services business, we grew our industry-leading installed base to more than 48,000 systems, increased the number of systems under service agreement to 16,600, and added new types of subscription agreements including sensor and AI-based solutions. In addition, we signed a unique environmental services agreement with a customer that helps reduce electricity consumption and carbon emissions.

» We continued to make substantial progress towards our 10-year roadmap for environmental and social responsibility, as described in more detail on pages xii and xiii.

Total Shareholder Return Performance

In fiscal 2023, Applied delivered strong total shareholder return, as a result of the Company's ability to deliver record financial results in a down year for the wafer fabrication equipment market. As shown below, for the five year period beginning with fiscal 2019, Applied has substantially outperformed the S&P 500 Index, reflecting the company's ability to create unique and innovative materials engineering solutions that accelerate our customers' technology roadmaps.

Fiscal 2019 – Fiscal 2023 Total Shareholder Return vs. S&P 500 and Proxy Peers[1]



[1] Reflects results from October 28, 2018 through October 29, 2023. Proxy peer data reflects the companies in Applied's current compensation peer group approved by the HRCC in June 2023, as described on page 39, weighted by market capitalization.

Key Compensation Actions

Performance-Based Compensation Decisions. The HRCC approved an aggressive set of performance goals for the executive officers for fiscal 2023, including challenging financial and operational targets despite a difficult external landscape, including macro-economic uncertainty, a complex geopolitical environment and an anticipated down year for the wafer fabrication equipment market. During fiscal 2023, Applied delivered exceptional financial and operational results, meeting or exceeding most of its stretch objectives for the year in a continuing challenging environment, and made meaningful progress towards our long-term strategic goals that remain focused on enabling strong longer-term revenue and EPS growth. As a result, bonus payouts for the executive officers were, on average, modestly above target. No adjustments were made during the year to the performance goals or to the Company's results used in determining incentive payouts.

As part of our multi-year incentive program, for the period of fiscal 2021 through 2023, the HRCC approved challenging goals for non-GAAP adjusted operating margin and relative total shareholder return. The results for this three-year performance period significantly exceeded target performance levels, resulting in above-target vesting of performance share unit awards granted to our executive officers in fiscal 2021.

Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2023

The primary elements of our compensation program are base salary, annual incentive bonuses and long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all eligible employees. Primary elements and highlights of our fiscal 2023 compensation program for our NEOs were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 40)	» Fixed cash compensation for performing expected day-to-day responsibilities » Reviewed annually and adjusted as appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	» Reflecting (i) continued strong performance across the business, driven by our executive leadership, (ii) the continued growth in the size and complexity of the Company and (iii) continued demand for proven executive talent among technology companies, in fiscal 2023, the HRCC approved salary increases for three of our NEOs ranging from 5% to 9.5% » Reflecting the increased responsibilities of his role assumed in late fiscal 2022, the HRCC approved a salary increase of 37% for Mr. Deane for fiscal 2023 » Reflecting the HRCC's belief that CEO compensation should be predominantly tied to long-term results, the Committee has not increased the salary for our CEO since December 2018

Annual Incentive Bonus (see page 40)	» Variable cash compensation
	» Based on performance compared to pre-established financial, operational, strategic and individual performance objectives
	» Includes assessment of the Company's progress towards sustainability goals
	» Financial and non-financial metrics provide a comprehensive assessment of executive performance
	» Performance metrics evaluated annually to maintain continued alignment with strategy and market practice
	» NEO annual incentives determined through a three-step performance assessment process:
	
	Funding / **Allocation**
	1 Initial Performance Hurdle Non-GAAP Adjusted EPS
	2 Corporate Scorecard Business and Strategic Goals
	3 Individual Performance Modifier Individual NEO Performance
		» No increase in target bonus as a percentage of base salary from fiscal 2022 to fiscal 2023 for any of the NEOs, with the exception of Mr. Deane, to reflect his new role
		» The initial performance hurdle for fiscal 2023 was $6.00 of non-GAAP adjusted EPS, requiring continued strong financial performance. Actual non-GAAP adjusted EPS for fiscal 2023 was $8.05
		» Because the initial performance hurdle was met, annual bonuses for the NEOs were based on (i) the Company's results as compared to the objective and quantifiable business and strategic goals in the corporate scorecard and (ii) an assessment of individual performance results as compared to quantitative and strategic objectives
		» Resulting payouts ranged from 98% to 108% of target for our NEOs
		  • Corporate scorecard modifiers ranged from 0.893x to 0.980x (see corporate scorecard information on pages 42 and 43)
		  • Individual performance modifiers were set at 1.1x for each of the NEOs (see individual performance factor details on page 44)

Long-Term Incentives (see page 47)	» Significant portion delivered through performance share units (PSUs), to establish rigorous long-term performance alignment » Balance of award delivered in restricted stock units (RSUs) to provide a strong tie to shareholder value and enhance retention » PSUs vest based 50% on achievement of 3-year non-GAAP adjusted operating margin goal and 50% on 3-year TSR relative to the members of the S&P 500 Index » PSUs vest at end of 3-year performance period, based on achievement of performance goals; RSUs vest ratably over 3 years	» The target mix of long-term incentive awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs » Non-GAAP adjusted operating margin is a key measure of our Company's long-term success » Relative TSR incentivizes management to outperform the market in any business environment

Pay Mix

In fiscal 2023, a significant portion of our executives' compensation consisted of variable compensation and long-term incentives. As illustrated below, 96% of CEO compensation for fiscal 2023 consisted of variable compensation elements, and 90% of CEO compensation was delivered in long-term incentive awards with multi-year vesting.



Fiscal 2023 Compensation Mix[1]

CEO

Annual Incentive Bonus
6%
Base Salary
4%
RSU
19%
PSU
71%

90% Long-Term Incentives
96% Variable Compensation

All Other NEOs

Annual Incentive Bonus
14%
Base Salary
10%
PSU
42%
RSU
34%

76% Long-Term Incentives
90% Variable Compensation

1 Represents total direct compensation for fiscal 2023, including the grant date fair value of annual long-term incentive awards.

Summary of 2023 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2023, consisting of (1) base salary received during the year, (2) actual annual incentive bonus payout and (3) long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the HRCC to be annual total direct compensation, such as certain other amounts required by the SEC to be reported in the "All Other Compensation" column in the Summary Compensation Table (see page 54 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,030,000	1,631,520	23,951,048	26,612,568
Brice Hill Senior Vice President, Chief Financial Officer and Global Information Services	708,846	1,019,304	5,530,849	7,258,999
Prabu G. Raja President, Semiconductor Products Group	740,000	1,091,475	6,636,826	8,468,301
Omkaram Nalamasu Senior Vice President, Chief Technology Officer	625,385	742,203	4,037,503	5,405,091
Timothy M. Deane Group Vice President, Applied Global Services	574,947	733,590	3,097,266	4,405,803

Other Key Compensation Practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our leadership team with those of our shareholders. Below is a summary of best practices that we have implemented because we believe they are in the best interests of Applied and our shareholders, and practices that we avoid because we believe they run counter to those interests.

WHAT WE DO

Pay for Performance – Significant majority of NEO target compensation is performance-based and tied to pre-established performance goals aligned with our short- and long-term objectives.

Mitigation of Risk – Use of varied performance measures and of payout limits in incentive programs mitigates risk that executives will be motivated to pursue results with respect to any one performance measure to the detriment of Applied as a whole.

Compensation Recovery Policy – We have a compensation recovery policy that, in certain circumstances, requires reimbursement of compensation received by our NEOs under our annual cash bonus plan and our stock incentive plan.

Stock Ownership Guidelines – All senior officers and directors are subject to stock ownership guidelines to ensure their interests are aligned with shareholders' interests.

Double-Trigger Change-in-Control Provisions – For vesting to accelerate, long-term incentive awards for all NEOs require a "double-trigger" of both a change-in-control and subsequent termination of employment.

Annual Say-On-Pay Vote – We seek annual shareholder feedback on our executive compensation program.

WHAT WE DO NOT DO

No Guaranteed Bonuses – Our annual bonus plans are performance-based and do not include any guaranteed minimum payment levels.

No Hedging or Pledging – Our insider trading policy prohibits all directors, NEOs and other employees from engaging in hedging or other speculative trading, and prohibits directors and NEOs from pledging their shares.

No Excessive Perquisites – We do not provide material perquisites or other personal benefits to our NEOs or directors, except for security purposes or in connection with business-related relocation.

No Dividends on Unvested Long-Term Incentive Awards – We do not pay dividends or dividend equivalents on unvested long-term incentive awards.

No Executive Pensions – We do not offer any executive pension plans.

No Tax Gross-Ups – We do not pay tax gross-ups, except in connection with business-related relocation or expatriate assignments.

Compensation Governance and Decision-Making Framework

Overview of Compensation Program Philosophy and Governance Framework

Our executive compensation program has three principal objectives:

» To attract, reward and retain highly-talented executive officers and other key employees;

» To motivate these individuals to achieve short-term and long-term goals that enhance shareholder value; and

» To support our core values and culture.

We seek to achieve these objectives by:

» Providing compensation that is competitive with the practices of other leading high-technology companies; and

» Linking rewards to Company and individual performance by:

• Setting challenging performance goals for executive officers and other key employees;

• Balancing retention needs with performance objectives; and

• Providing a high proportion of total target compensation in the form of long-term incentive awards to motivate executive officers and other key employees to increase long-term value in alignment with shareholders' interests.

The HRCC uses these principles to set appropriate base salary levels and to design and determine annual incentive bonuses and long-term incentive awards. The HRCC also considers Applied's business strategy and objectives, external factors such as the geopolitical and economic environment, competitive practices and trends, and corporate factors, including the overall cost of the compensation program.

The HRCC further considers the results of the annual advisory "say-on-pay" vote and shareholder feedback. At our Annual Meeting in 2023, our "say-on-pay" proposal received a substantial majority (92%) of votes cast, reflecting continuing strong support for our ongoing executive compensation program. Following the Annual Meeting and throughout the remainder of 2023, we continued our extensive shareholder outreach efforts and specifically solicited feedback on our executive compensation program. A broad group of Applied management team members participated in the outreach through a series of virtual meetings and conference calls, with active independent director participation either directly on the calls or through oversight of the shareholder engagement program. During those discussions, we continued to receive broadly positive investor feedback on the compensation program structure and design. Taking into account the results of the "say-on-pay" vote at our 2023 Annual Meeting and the shareholder feedback gathered through our outreach efforts, the HRCC approved an executive compensation program structure for fiscal 2023 that was generally unchanged from the fiscal 2022 program.

Compensation Program Peer Group

The HRCC regularly reviews the structure and amount of compensation paid by our peer group, which consists of high-technology companies whose businesses are comparable to ours and with whom we are likely to compete for executive talent, as a reference point for evaluating our compensation program. The HRCC generally screens for companies that meet the following criteria: (1) innovative technology companies with product manufacturing, (2) companies whose revenues and market capitalization were approximately one-fourth to five times that of Applied, (3) publicly-traded companies with global operations that disclose executive compensation pursuant to SEC rules, and (4) companies that represent: (i) industry competitors, (ii) competitors for key talent, (iii) customers or suppliers, and/or (iv) comparable alternatives for shareholder investment.

Data gathered on executive compensation practices across the peer group include base salary levels, bonus payouts, target and actual cash compensation, long-term incentive award values and total compensation levels. The HRCC uses this information as a reference point in informing its decision making, rather than targeting a specific percentile of the peer data for our NEOs. The executive compensation data for the peer companies is gathered from the sources described in "Role of Compensation Consultant" below.

Our fiscal 2023 peer group established in March 2022 and unchanged from the fiscal 2022 peer group, and our relative size compared to the peer companies at the time of the HRCC's establishment of the peer group, are set forth below.

Fiscal 2023 Peer Group

Advanced Micro Devices, Inc.	Lam Research Corporation
Analog Devices, Inc.	Micron Technology, Inc.
Broadcom Inc.	Motorola Solutions, Inc.
Cisco Systems, Inc.	NVIDIA Corporation
Corning Incorporated	NXP Semiconductors N.V.
Intel Corporation	QUALCOMM Incorporated
NetApp, Inc.	Texas Instruments Incorporated
KLA Corporation	Western Digital Corporation



Applied Materials Positioning Relative to Peers[1]

Revenue — 64th

Market Capitalization — 55th

50th percentile — 100th Percentile

1 As of the HRCC's review in March 2022.

In June 2023, the HRCC conducted a review of the peer group, using the screening criteria described above. Based on this assessment, the HRCC determined to (i) remove NetApp and replace it with International Business Machines Corporation (IBM), to bring the median size of the peer group closer to that of Applied, and (ii) otherwise leave the fiscal 2023 peer group unchanged. Each of the companies in the resulting peer group met most or all of the four screening criteria.

Components of Total Direct Compensation

Determining Total Direct Compensation

At the beginning of fiscal 2023, the HRCC evaluated and established total direct compensation – consisting of base salary, target annual incentive opportunity for the fiscal year and long-term incentive award value – for each NEO. As part of this annual evaluation, the HRCC considered the NEO's scope of responsibility, performance, skill set, prior experience and achievements, advancement potential, impact on results and expected future contribution to our business. The HRCC also considered the compensation levels of each executive officer relative to other Applied officers, the need to attract and retain talent, business conditions, and compensation levels at our peer companies for comparable positions; however, no individual element of compensation was targeted to a peer percentile range. Following the end of fiscal 2023, the HRCC determined payouts for performance-based compensation programs, based on the performance of the Company and individual NEOs as compared to pre-established objectives.

Target Cash Compensation

Base salaries and bonus opportunities are designed to attract, motivate, reward and retain highly-talented executives, as well as to align pay with performance. Applied continues to focus the weighting of cash compensation more heavily toward performance-based incentives. At the beginning of each fiscal year (or at the time of an executive officer's hire or appointment, as applicable), the HRCC determines each NEO's target total cash compensation (salary and target bonus).

Base Salaries

Base salaries represent an annual fixed level of cash compensation. Based on its review in early fiscal 2023, the HRCC determined to increase the base salary level for each NEO other than Mr. Dickerson, whose base salary the HRCC determined not to change, consistent with their belief that CEO compensation should be predominantly tied to long-term results. The HRCC believed that such increases were appropriate given the significant increase in the size and complexity of Applied and its businesses over the preceding years, the continued expansion of the scope and complexity of the NEOs' responsibilities and the ongoing demand for proven executive talent among technology companies.

Annual Incentive Bonus Opportunities

Bonus Plan Overview. In fiscal 2023, all of our NEOs participated in the Senior Executive Bonus Plan (the "Bonus Plan"). The Bonus Plan is a shareholder-approved bonus program designed to motivate and reward achievement of Applied's business goals, in alignment with delivering shareholder value. The annual incentive bonus for each NEO under the Bonus Plan is directly linked to Applied's achievement of financial and market performance, operational performance and strategic objectives, in addition to individual performance. Company and individual goals are structured to incentivize management to drive strong operating performance, invest in innovation to drive future growth and create shareholder value. Our Bonus Plan is performance-based and does not include any guaranteed minimum payment levels.

Determining Target Bonus Amounts. Target bonus amounts for the NEOs are expressed as a percentage of base salary. The HRCC approves the annual target bonus amount for each NEO, taking into consideration Mr. Dickerson's recommendations regarding the annual target bonus amounts for each of the NEOs other than himself. In early fiscal 2023, Mr. Dickerson recommended that the target bonus amount as a percentage of base salary for Mr. Deane be increased to 120%, in recognition of his new role, and that the target bonus amounts for each other NEO remain unchanged from fiscal 2022. Similarly, based on a comprehensive review and with input from its independent compensation consultant, the HRCC determined not to change Mr. Dickerson's target bonus amount from fiscal 2022.

Assessing Performance and Payout. The determination of fiscal 2023 performance and annual incentive bonuses for our NEOs consisted of three key steps, as illustrated and described in more detail below.

Initial Performance Goal	NEO Bonus Determination	
Initial Performance Hurdle » Threshold performance requirement that must be achieved for any bonuses to be payable » Performance hurdle for fiscal 2023 was non-GAAP adjusted EPS of $6.00	**Corporate Scorecard** » Assessment of performance against pre-defined financial, operational and strategic corporate goals » For fiscal 2023, 50% based on financial and market performance; 50% based on objective and measurable operational and strategic goals	**Individual Performance Factor** » Assessment of individual NEO performance against personal objectives and evaluation of contribution to the success of their respective business unit or function and overall Applied success

The HRCC believes that this multi-step performance framework appropriately emphasizes financial performance, while also providing a mechanism to assess achievement of key business imperatives by individual NEOs.

Initial Performance Hurdle. For fiscal 2023, the HRCC chose non-GAAP adjusted EPS as the initial performance hurdle measure under the Bonus Plan. EPS, an indicator of overall Company financial performance, is a measure of profits generated on a per-share basis that are available either to reinvest in the business or to distribute to shareholders, and has a strong link to share price. Adjusted EPS is a non-GAAP measure that excludes certain items from EPS determined in accordance with GAAP (see Appendix A for a reconciliation of non-GAAP adjusted EPS). Non-GAAP adjusted EPS includes the impact of share-based compensation expenses.

If Applied did not achieve the initial performance hurdle (a threshold non-GAAP adjusted EPS for the fiscal year, set at $6.00 for fiscal 2023), no bonus would be payable. If this threshold is achieved, the maximum bonus that becomes payable for each NEO is the lowest of: (a) $5 million, (b) 3x the corporate bonus pool funding modifier multiplied by that NEO's target bonus, and (c) 3x that NEO's target bonus. The HRCC established a somewhat lower threshold for fiscal 2023 compared to fiscal 2022 to reflect the potential impact to fiscal 2023 financial results stemming from the uncertain macroeconomic and geopolitical environment at the beginning of the fiscal year. The HRCC believed that the initial hurdle was sufficiently challenging given that it represented performance far ahead of levels the Company had achieved prior to fiscal 2021 and because the bonus payouts for the NEOs are ultimately determined by the HRCC's assessments of achievement of objectives on the balanced corporate scorecard and individual NEO performance.

In fiscal 2023, Applied exceeded the initial performance hurdle under the Bonus Plan by delivering non-GAAP adjusted EPS of $8.05.

Balanced Corporate Scorecard. If the initial performance hurdle is achieved, the HRCC then reviews the level of achievement of pre-defined objectives on the corporate scorecard and determines the appropriate scorecard result for the fiscal year. The scorecard is designed to measure achievement of financial and non-financial objectives that are considered by the HRCC to be key drivers of the Company's near-term financial and operational success that will create shareholder value over the longer-term. The fiscal 2023 scorecard measured company performance in five broad categories: (1) Financial and Market Performance and Execution, (2) Products and Growth, (3) Services and Subscription, (4) Customers and Markets, and (5) People and Organization. These categories align with and support the Company's strategy of strengthening our materials engineering capabilities to enable major technology inflections for our customers and positioning Applied for sustainable growth to support long-term value creation for our shareholders. Since fiscal 2021, the corporate scorecard has included sustainability objectives, with performance measured based on Applied's successfully making annual progress required to meet our long-term DEI and sustainability goals.

Scorecard Category	Weighting for CEO	Link to Company Strategy and Performance
Financial and Market Performance and Execution	50%	Incentivizes achievement of financial, market share and TSR goals and focuses on delivering sustainable performance that increases shareholder value
		Aligns with increased efficiency in operational process and quality and safety performance
Products and Growth	30%	Reinforces strategy of developing new and differentiated products and positioning Applied and its products for future revenue, profitability and market share growth
Services and Subscription	10%	Increases focus on continued profitable growth of the services business with an increasingly large portion being converted to subscriptions
Customers and Markets	5%	Promotes focus on customer service by improving growth and efficiency at key accounts and applications
People and Organization	5%	Drives progress towards achieving long-term sustainability objectives and enhancing the diversity and inclusion of Applied's talent

NEO Objectives and Weightings. Each NEO was assigned individualized weightings for scorecard objectives to reflect the relative impact and contributions of that NEO and their business or organizational unit to Applied's overall performance with respect to a particular objective. The corporate scorecard objectives and weightings for each NEO are set forth in the table below.

Goal Setting and Measurement. At the beginning of the fiscal year, the HRCC reviewed objectives and individual weightings proposed by management, and provided input on the corporate scorecard and weightings for each NEO. Performance objectives were set with a score of 1.0 indicating performance that met very high expectations and with scores over 1.0 indicating extraordinary achievement. Scorecard objectives are intended to be very challenging, to incentivize our NEOs to achieve performance levels that are higher than our externally communicated financial targets. Consequently, delivering results below the 1.0 level can still represent very meaningful progress towards our long-term strategic goals. At the end of the fiscal year, scores were calculated based on actual performance against objectives and were presented to the HRCC to review, adjust and approve.

The following table shows the fiscal 2023 corporate scorecard objectives, their relative weightings for each of the NEOs, the achievements based on performance against rigorous objectives and the resulting scores, as approved by the HRCC (see Appendix A for non-GAAP reconciliations). The HRCC approved an aggressive set of scorecard targets for the executive officers for fiscal 2023, including financial targets that required continued sustained strong performance in an uncertain external environment, equally challenging operational targets, and a focus on continued progress towards positioning the company to achieve its long-term objectives. During fiscal 2023, Applied delivered exceptional financial and operational performance and made meaningful progress towards our long-term strategic goals focused on enabling strong longer-term revenue and EPS growth. However, due to an industry-wide slowdown and a challenging geopolitical and macroeconomic environment during fiscal 2023, the Company did not fully meet some of the aggressive goals set for the year.

Beginning with the fiscal 2021 corporate scorecard, the HRCC added a broader sustainability objective – beyond the Company's existing focus on diversity and inclusion – to demonstrate Applied's commitment to driving sustainability throughout our business and to provide a discrete incentive for management to execute on our sustainability strategy. While the Company's sustainability goals are long-term in nature, the HRCC believes that it is important to annually review, measure and assess progress towards those goals. As a result, the HRCC included sustainability objectives in the annual incentive program, rather than in long-term incentive awards. More detail on the Company's sustainability framework and 2023 accomplishments can be found on pages xi through xiv.

| Objectives | Weightings | | | | Achievements | Score |
	Dickerson and Hill	Raja	Nalamasu	Deane		
Financial and Market Performance and Execution	50%	50%	50%	50%		
Grow wafer fabrication equipment market share (measured by VLSI Research)	10%	10%	10%	7%	Estimated market share for CY23 is highest in 20 years	1.5
Achieve targeted Services core revenue growth	2%	2%	2%	5%	Delivered record Services core revenue, but fell short of our aggressive goal	0.5
Achieve targeted talent and productivity milestones and execute on employee engagement initiatives to position Applied to place in top quartile of benchmark for FY24 employee engagement survey	2.5%	2.5%	2.5%	2.5%	Achieved targeted talent and productivity milestones and executed on employee engagement initiatives	1.0
Achieve adjusted gross margin targets (gross margin reported externally) and deliver key milestones for gross margin improvement initiatives	10%	10%	10%	10%	Delivered 46.8% non-GAAP adjusted gross margin, a modest increase from fiscal 2022, but below target	0.5
Achieve adjusted operating margin goal (operating margin reported externally) and days inventory outstanding targets	10%	10%	10%	10%	Achieved 29.1% non-GAAP adjusted operating margin, a modest decrease from fiscal 2022, and below target	0.5
Achieve TSR ranking target relative to peers	8%	8%	8%	8%	Outperformed peers during the fiscal year	1.5
Improve operational, quality and employee health and safety performance	7.5%	7.5%	7.5%	7.5%	Achieved key operational and quality metrics	1.0

Objectives	Weightings				Achievements	Score
	Dickerson and Hill	Raja	Nalamasu	Deane		
Products and Growth	**30%**	**30%**	**40%**	**20%**		
Deliver key milestones that demonstrate progress towards targeted fiscal 2025 performance for semiconductor businesses	15%	20%	5%	7.5%	Achieved milestones towards meeting 2025 revenue target for semiconductor businesses	1.0
Achieve key milestones that demonstrate progress towards targeted fiscal 2025 performance for Integrated Materials Solution (IMS) business	3.5%	5%	1.5%	3%	Achieved milestones towards meeting 2025 targets for IMS business	1.0
Deliver key milestones that demonstrate progress towards targeted fiscal 2025 performance for AI^x application	3.5%	5%	1.5%	5%	Achieved milestones towards meeting 2025 targets for AI^x application	1.0
Deliver key milestones that demonstrate progress towards targeted fiscal 2025 performance for Display business	5%	0%	7%	2.5%	Made progress towards 2025 targets for Display business, but did not fully achieve milestones set for the year	0.75
Deliver key milestones that demonstrate progress towards targeted fiscal 2025 performance for new and adjacent market growth	3%	0%	25%	2%	Developed pipeline of opportunities in new and adjacent growth areas but did not fully meet the milestones for the year	0.75
Services and Subscription	**10%**	**10%**	**5%**	**20%**		
Achieve key milestones that demonstrate progress towards targeted fiscal 2025 performance for Service business	7.5%	7.5%	3.5%	15%	Achieved milestones towards 2025 targets for Service business	1.0
Achieve targeted subscription revenue growth for Service business	2.5%	2.5%	1.5%	5%	Subscription revenue growth fell short of aggressive goals	0.5
Customers and Markets	**5%**	**5%**	**—**	**5%**		
Win prioritized target engagements at leading customers and accounts	2.5%	2.5%	—	2.5%	Exceeded development and production tool of record goals, as well as application growth goals for systems and services	1.5
Enhance customer trust by achieving targeted product safety, on-time delivery and installation performance	2.5%	2.5%	—	2.5%	Met product safety and on-time delivery performance targets	1.0
People and Organization	**5%**	**5%**	**5%**	**5%**		
Demonstrate targeted progress towards increasing representation of women and underrepresented minorities and launch DEI Engine	2.5%	2.5%	2.5%	2.5%	Continued progress toward achieving our longer-term objectives and successfully launched the DEI Engine	1.0
Demonstrate progress towards achieving other long-term sustainability goals	2.5%	2.5%	2.5%	2.5%	Met key milestones towards Company's 2030 sustainability goals and launched our collaborative net-zero playbook	1.0

Scores are based on achievement of goals tied to objective and quantifiable metrics aligned with Company strategy

Individual Performance Factor. Each NEO's individual performance factor ("IPF") reflects an assessment of their individual performance and contributions. The IPF is only applied if the initial performance hurdle and at least some of the corporate scorecard objectives are achieved. The IPF modifies the initial bonus amount as determined based on achievement of corporate scorecard objectives. IPF modifiers can range from 0 to 1.5.

The HRCC determined the IPF for each NEO, other than Mr. Dickerson, after taking into consideration Mr. Dickerson's recommendation, which included his assessment of the achievement of strategic, financial, operational and organizational performance goals specific to the business or organizational unit for which the NEO was responsible, as well as the NEO's leadership skills and current and expected contributions to the business.

In determining the fiscal 2023 IPF for each NEO, the HRCC took into consideration: (i) financial performance, which exceeded threshold performance on non-GAAP adjusted EPS, (ii) results on the corporate scorecard and associated goals, (iii) the leadership team's ability to guide Applied through continued external challenges including the continued challenging geopolitical and macroeconomic environment, and (iv) each executive's capable leadership of their respective business unit or function, and in Mr. Dickerson's case, of Applied overall. Based on this review, the HRCC determined that an IPF somewhat above target would be appropriate for fiscal 2023. In consideration of the individual accomplishments noted below, the HRCC assigned an IPF of 1.1 for each NEO.

The following table shows the highlights of each NEO's performance in fiscal 2023 that the HRCC considered in determining their respective IPFs.

NEO	Fiscal 2023 Individual Performance Highlights
Gary E. Dickerson	» Led Applied to record performance for the year, growing revenue by 3% and non-GAAP adjusted EPS by 5% year-over-year
	» Guided the Company in making significant and sustainable improvements in our operations and supply chain and to identify critical long-term partnerships and investments, including the EPIC center
	» Drove the organization to make significant progress across key strategic areas that position Applied to deliver its targeted 2025 financial model
	» Positioned Applied as one of the semiconductor industry's leaders in sustainability, including by launching the Company's collaborative net-zero playbook
Brice Hill	» Delivered annual revenue of $26.5 billion and non-GAAP adjusted EPS of $8.05 and distributed over $3.16 billion to shareholders, including $2.2 billion in share repurchases and $975 million in dividends
	» Successfully managed external investor relationships and communications
	» Oversaw several key support functions, including Global Information Services and Global Indirect Procurement Services, driving enterprise enablement
Prabu G. Raja	» Delivered record annual performance with Semiconductor Systems revenue of nearly $20 billion and the Company's highest estimated market share in the last twenty years
	» Demonstrated strong momentum in key growth areas, specifically etch, metal deposition products (MDP), dielectric deposition products (DDP) and packaging, while continuing to establish Applied as a clear leader in the DRAM market and maintaining leadership in foundry-logic
	» Brought highly enabling technologies to market while securing and gaining share in key products and driving technology roadmap for our ICAPS business
Omkaram Nalamasu	» Identified disruptive opportunities and developed potential future growth platforms
	» Continued to identify external sources of investment to support and accelerate the Company's innovation pipeline
	» Led the Applied Ventures group in both investing for returns and incubating promising businesses in new and adjacent markets

NEO	Fiscal 2023 Individual Performance Highlights
Timothy M. Deane	» Delivered record Applied Global Services revenues of over $5.7 billion
	» Supported the largest installed base of tools in the industry, with more than double the installed base of process chambers versus our nearest competitor
	» Grew the number of tools under long-term subscription agreements, which now generate 63% of total parts and service revenues, with a 90% renewal rate for these subscriptions

Actual Bonus Payouts. The illustration below shows the results for each of the three key steps in determining the NEOs' fiscal 2023 annual incentive bonuses under the Bonus Plan. Reflecting our record financial performance and significant individual contributions by the NEOs, bonus payouts for our NEOs were, on average, approximately 104% of target bonus amounts.

Fiscal 2023 Annual Incentive Calculation

	Performance Measures		Fiscal 2023 Achievement
Initial Performance Hurdle	Fiscal 2023 non-GAAP adjusted EPS of $6.00	✓	**Achieved** non-GAAP adjusted EPS of $8.05
Corporate Scorecard	Assessment of performance against predefined financial, operational and strategic corporate goals: » Financial and Market Performance and Execution » Products and Growth » Services and Subscription » Customers and Markets » People and Organization	✓	Strong performance on core objectives that – in some cases – fell short of exceptionally challenging goals set for the year Scorecard results **achieved in a range from 0.893 to 0.980** based on varying weighting of objectives
Individual Performance Modifier	NEO performance against personal objectives and individual contribution to business performance	✓	IPF **achieved at a level of 1.1**
			Average NEO bonus, as multiple of target: 1.04

The following table shows for each NEO: (1) the bonus-eligible base salary, (2) the target bonus amount expressed as a percentage of base salary, (3) the target bonus expressed as a dollar amount and (4) the actual fiscal 2023 bonus amount approved by the HRCC and paid to the NEO.

NEO	(1) Base Salary ($)	(2) Target Bonus as a Percentage of Base Salary (%)	(3) Target Bonus ($)	(4) Actual Bonus ($)
Gary E. Dickerson	$1,030,000	150%	$1,545,000	$1,631,520
Brice Hill	$ 715,000	135%	$ 965,250	$1,019,304
Prabu G. Raja	$ 750,000	135%	$1,012,500	$1,091,475
Omkaram Nalamasu	$ 630,000	120%	$ 756,000	$ 742,203
Timothy M. Deane	$ 600,000	120%	$ 720,000	$ 733,590

Rigor in Annual Bonus Program. Our process of establishing challenging financial and operating objectives under the annual bonus program has resulted in judicious payouts during a period of significant growth for the Company. The chart below shows the actual annual bonus awards to our CEO as a percentage of his target bonus opportunity and our non-GAAP adjusted EPS achievements over the last five fiscal years.

CEO Actual Annual Bonus vs. Earnings Per Share



Non-GAAP adjusted EPS is a performance target under the Bonus Plan. See Appendix A for non-GAAP reconciliations.

Long-Term Incentives

Overview. Applied's long-term incentive compensation program is intended to help (1) focus participants on achieving our business objectives, (2) attract, retain and motivate key talent, and (3) align our executives' interests with shareholders' interests to maximize long-term shareholder value.

Timing of Awards. The HRCC grants long-term incentive awards to our NEOs under our shareholder-approved Employee Stock Incentive Plan (the "Stock Plan"). The HRCC has not granted, nor does it intend to grant, equity awards in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, Applied has not timed, nor does it intend to time, the release of material, nonpublic information based on equity award grant dates.

Fiscal 2023 Equity Awards

The HRCC believes that a meaningful portion of our NEOs' target compensation should be in the form of long-term incentives. These awards are intended to reward performance over a multi-year period, align the interests of executives with those of shareholders, instill an ownership culture, enhance the personal stake of executive officers in the growth and success of the Company and provide an incentive for continued service at the Company.

Given our shareholders' ongoing strong support of our incentive programs, we continued our approach of making performance-based equity awards a substantial portion of the overall value of equity awards granted to our NEOs.

The fiscal 2023 long-term incentive awards for NEOs consist of two forms of equity vehicles: performance share units and restricted stock units. The target vehicle mix of the awards for the fiscal 2023 grant remained unchanged from the previous year's grants and consisted of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs.



CEO LTI Vehicle Mix — 25% RSUs, 75% PSUs, Performance-Based

All Other NEO LTI Vehicle Mix — 50% RSUs, 50% PSUs, Performance-Based

For fiscal 2023, in December 2022, the HRCC approved the target award values, which were converted to the corresponding number of PSUs and RSUs, listed in the below table for our NEOs.

NEO	Target Value of Awards(1) ($)	Equivalent Target Number of PSUs(2)	Equivalent Number of RSUs(2)
Gary E. Dickerson	$20,500,000	140,578	46,860
Brice Hill	$ 5,000,000	22,859	22,859
Prabu G. Raja	$ 6,000,000	27,430	27,430
Omkaram Nalamasu	$ 3,650,000	16,687	16,687
Timothy M. Deane	$ 2,800,000	12,801	12,801

(1) Reflects target values of awards on the date of grant. These target values differ from the amounts shown in the "Stock Awards" column of the Summary Compensation Table, which represent grant date fair values determined pursuant to Accounting Standards Codification 718.

(2) Number of units calculated by dividing allocated portion of target value of awards by $109.37, the closing price of Applied stock on December 12, 2022, the grant date.

Size of Fiscal 2023 Equity Awards. In determining the target award values, the HRCC considered each NEO's award as a component of their total direct compensation. Target fiscal 2023 long-term equity awards were determined in light of each NEO's scope of responsibility, performance, impact on results, expected future contributions to our business, compensation levels relative to other Applied officers, the need to attract and retain talent and business conditions. The fiscal 2023 target award values were set to provide sufficient performance-based equity incentives to align compensation with the long-term interests of our shareholders, compensate the NEOs in line with market norms for their respective roles and provide them with appropriate incentive to achieve Applied's performance goals over a multi-year period.

Performance Share Units. The PSU awards are designed to align NEO compensation – and therefore NEO decision making – with achievement of our strategic goals over the long term. The two metrics for the PSU portion of the long-term incentive program remain unchanged from the prior year's grants. The fiscal 2023 PSUs, granted in December 2022, are eligible to vest three years from the grant date based on achievement of an average non-GAAP adjusted operating margin goal for fiscal 2023 through fiscal 2025 and based on TSR relative to the S&P 500 over the performance period of the first day of fiscal 2023 through the last day of fiscal 2025, with equal weighting given to each metric. The HRCC selected the members of the S&P 500 Index as the peer set for the relative TSR metric because enough differences exist between Applied and other companies in the technology and/or semiconductor space to make identifying a comparable industry-specific peer group impractical and because the HRCC believes the S&P 500 represents an appropriate proxy for the investment alternatives available to the Company's shareholders.



50% Non-GAAP Adjusted Operating Margin – 3-Year Average
Reflects an important measure of profitability, value creation and the ability of management to improve operational efficiency over time. It is also a key metric for our shareholders.

FY23 Long-Term Incentive Plan Metrics

50% Relative TSR – 3-Year
Captures the full scale of our business and provides greater incentive for management to outperform the market in any business environment

The number of PSUs that will vest, if any, will be based on the achievement of threshold, target or maximum levels for each metric, as set forth below.

Achievement Level	Percentage of Shares Eligible to Vest Based on	
	Relative TSR Result	Operating Margin Result
Threshold	0%	50%
Target	100%	100%
Maximum	200%	200%

Consistent with prior performance periods, a TSR payout factor will be determined by calculating the Company's TSR percentile rank within the S&P 500, with threshold, target and maximum levels based on Applied's TSR ranking at the 25th, 50th and 75th percentile, respectively, of the S&P 500. The TSR calculation uses a 60-day trailing average stock price at the beginning and end of the performance period for measurement purposes. This approach minimizes the impact of a single beginning and ending point stock price for each performance cycle.

If the threshold level is not achieved for either metric, then no corresponding shares will vest. If achievement falls between threshold and target or target and maximum levels, the portion of the award that would vest will be determined based on straight-line interpolation.

In setting goals for the PSUs, the HRCC considered Applied's historical results and relative performance, and established goals that are aligned with Applied's financial and strategic objectives and will require exceptional results to achieve the maximum level.

Restricted Stock Units. The RSU awards are scheduled to vest ratably over three years, providing a link to shareholder value creation and maintaining retention value.

Retirement Provisions. The fiscal 2023 PSU and RSU awards are subject to retirement provisions which, in the event of a qualifying retirement based on age and years of service, provide for the potential of a partial payout of the PSU awards based on actual performance at the conclusion of the three-year performance period and partial accelerated vesting of RSU awards. The retirement vesting provisions are designed to maintain engagement and focus, as well as to provide a retention incentive, for our executive officers when they approach potential retirement decisions.

Performance and Payout for Fiscal 2021 Performance Share Unit Awards

The PSUs granted to our NEOs in fiscal 2021 were eligible to vest after the conclusion of a three-year performance period, based on achievement of an average non-GAAP adjusted operating margin goal for fiscal 2021 through fiscal 2023 and relative TSR percentile rank within the S&P 500 for fiscal 2021 through fiscal 2023, with equal weighting given to each metric. In setting the adjusted operating margin performance requirements for the PSUs, the HRCC considered a number of factors, including the Company's past performance, analyst expectations, then-current and expected macro-economic forces, the spectrum of potential outcomes, and competitor practices. The number of PSUs that could vest was based on the achievement of threshold, target or maximum levels of each metric, and straight-line interpolation for achievement that fell between the levels. The threshold, target and maximum levels and actual results achieved for each metric, as well as the resulting payout factors for the fiscal 2021 PSUs, are shown below.

| Metric | Three-Year Average | | | | Payout Factor |
	Threshold	Target	Max	Result	
Operating Margin (1)	25.3%	27.3%	30.3%	30.4%	200%
Relative TSR	25th %ile	50th %ile	75th %ile	92nd %ile	200%
Total					**200%**

(1) See Appendix A for a reconciliation of non-GAAP adjusted operating margin.

The actual number of fiscal 2021 PSUs earned for each NEO (with the exception of Messrs. Hill and Deane, who were not executive officers and did not receive PSUs in fiscal 2021) is shown below.

NEO	Target Number of PSUs	Number of PSUs Earned
Gary E. Dickerson	122,169	244,338
Prabu G. Raja	24,826	49,652
Omkaram Nalamasu	15,680	31,360

Applied Global Services Leadership Compensation

In September 2022, Mr. Deane was appointed to lead Applied Global Services with no immediate change in his ongoing compensation but was granted a one-time RSU award with a grant date value of $1,000,000, vesting over a four-year period. In early fiscal 2023, the HRCC approved ongoing compensation for Mr. Deane commensurate with his new role, consisting of an initial annual base salary of $600,000; a target bonus opportunity of 120% of his base salary; and an annual long-term incentive award with a target value of $2,800,000, consisting of 50% RSUs and 50% PSUs, consistent with the equity mix for other non-CEO NEOs.

Role and Authority of the Human Resources and Compensation Committee

The HRCC has a written charter approved by the Board that specifies the HRCC's duties and responsibilities, which is available on our website at: https://www.appliedmaterials.com/us/en/about/corporate-governance/corporate-governance-documents.html#Documents. In accordance with its charter, the HRCC oversees our programs that foster executive and employee development and retention, with an emphasis on leadership development, management capabilities, succession plans, company culture and human capital management. The HRCC also determines executive and director compensation, and oversees significant employee benefits programs, policies and plans.

Each member of the HRCC has been determined by the Board to be independent under Nasdaq and SEC rules. The HRCC may delegate any of its responsibilities to subcommittees. See "Board Meetings and Committees" on page 24 for more information about the HRCC.

Role of Compensation Consultant

The HRCC has the authority to engage independent advisors to assist it in carrying out its responsibilities. For fiscal 2023, the HRCC engaged Semler Brossy Consulting Group ("Semler Brossy") as its independent executive compensation consultant. Semler Brossy, who reports directly to the HRCC and not to management, is independent from Applied, has not provided any services to Applied other than to the HRCC and receives compensation from Applied only for services provided to the HRCC. The HRCC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that the work of Semler Brossy for the HRCC has not raised any conflict of interest.

Semler Brossy reviews and advises on all principal aspects of the executive compensation program. Its main responsibilities are as follows:

- » Advise on alignment of pay and performance;

- » Review and advise on executive total compensation, including base salaries, short- and long-term incentives, associated performance goals and retention and severance arrangements;

- » Advise on trends in executive compensation;

- » Provide recommendations regarding the composition of our peer group;

- » Analyze market compensation practices based on peer group proxy statements, compensation survey data and other publicly available data; and

- » Perform any special projects requested by the HRCC.

The HRCC typically asks Semler Brossy to attend the HRCC's meetings, including executive sessions at which management is not present. Semler Brossy communicates regularly with the HRCC Chair outside of committee meetings and also meets with management to gather information and review proposals.

Role of Executive Officers and Management in Compensation Decisions

In fiscal 2023, the HRCC invited Mr. Dickerson (as CEO) and other executives, including representatives of Global Human Resources and Global Rewards, to attend its meetings. The HRCC also regularly held executive sessions without management present. The CEO, together with the HRCC, assesses the performance of our NEOs and other executive officers. The CEO presents to the HRCC his evaluation of each executive officer's performance over the past year and makes recommendations to the HRCC regarding base salaries, bonus targets and actual payments, performance goals and weightings, and long-term incentive awards for executive officers. The HRCC considers these recommendations in making its final determinations, in addition to considering input from Semler Brossy. The HRCC discusses the CEO's compensation and makes final decisions regarding the CEO's compensation when he is not present.

Additional Compensation Programs and Policies

Non-Qualified Deferred Compensation Plan

Our 2016 Deferred Compensation Plan (the "DCP") allows our NEOs and other eligible employees to voluntarily defer on a pre-tax basis a portion of their eligible earnings. We do not provide matching or other employer contributions to our executive officers under this plan. Deferrals made prior to October 2015 under the DCP are credited with deemed interest and are subject to the distribution rules in place prior to the plan amendment in October 2015. Beginning in fiscal 2016, participants are permitted to notionally invest new deferrals in certain investment options available under the plan. Additionally, for new deferrals, the DCP provides distribution rules for in-service distributions or upon a qualifying separation from service, an elected future date, disability and change in control. See "Nonqualified Deferred Compensation" below for more information about the DCP.

Retirement and Other Benefits

During fiscal 2023, all full-time and part-time (working 20 or more hours a week) U.S. employees, including the NEOs, were eligible to participate in Applied's 401(k) plan, a tax-qualified retirement plan. Eligible Applied 401(k) plan participants receive matching contributions from Applied. We do not provide defined benefit pension plans or, other than the 401(k) plan and the DCP, defined contribution retirement plans to the NEOs or other employees, except as required in certain countries outside the U.S. for legal or competitive reasons. Applied offers a number of other benefits programs to a broad base of eligible employees, including a tax-qualified employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability plans, life and accidental death and dismemberment plans, health and dependent care flexible spending accounts, business travel insurance, wellness programs, educational assistance, employee assistance program and certain other country-specific benefits.

Applied annually benchmarks its overall benefits programs, including the 401(k) plan, against those of our peers. Applied's overall broad-based benefits programs are consistent with market practice, which the HRCC believes allows us to remain competitive in attracting and retaining talent.

Applied maintains a relocation program available to all eligible employees that is consistent with current practices among large global companies. Applied provides competitive relocation benefits to ensure it can fill positions critical to its business needs and provide career development opportunities for high-potential employees. During fiscal 2023, the Company provided Mr. Hill with benefits to support his relocation to the Bay Area. Given the timing of Mr. Hill's relocation, a portion of the expenses will be incurred in, and reported for, fiscal 2024. Until his relocation, the Company paid for Mr Hill's travel from his home in Oregon to the Company's headquarters in Santa Clara, California. While these travel costs and relocation benefits are required to be disclosed as compensation for Mr. Hill, we do not consider them to be a personal benefit.

The safety and security of the Company's CEO are important to Applied's continued success. Based on the recommendations from a previously-conducted third-party security risk assessment, during fiscal 2023, the HRCC approved the costs for equipment and monitoring and maintenance services of a residential security system for Mr. Dickerson. The HRCC also approved costs for ancillary travel-related security services for Mr. Dickerson's family, in response to the heightened geopolitical risk environment. The HRCC will continue to review the nature and cost of any future security provided for Mr. Dickerson.

The value of the benefits provided under the programs discussed above are not considered by the HRCC in determining an individual NEO's total compensation.

Stock Ownership Guidelines

We have stock ownership guidelines to help align the interests of our Section 16 officers on the Executive Leadership Team with those of our shareholders. The guidelines provide that officers may not sell any shares of Applied stock if their ownership is, or following the sale would fall, below the following ownership levels:

Position	Ownership Level
CEO	6x base salary
Other Officers	3x base salary

Unearned performance awards are not included for purposes of satisfying the guidelines.

As of December 31, 2023, all of our officers were in compliance with the stock ownership guidelines.

Hedging and Pledging Prohibitions

Applied has an insider trading policy that, among other things, prohibits all of our employees (including officers) and directors from engaging in hedging or other speculative transactions relating to Applied shares. Prohibited transactions include short sales, derivative securities (such as put and call options, or other similar instruments) and other hedging transactions (such as equity swaps, prepaid variable forwards, or similar instruments), or any transactions that have, or are designed to have, the effect of hedging or offsetting any decrease in the market value of Applied securities. In addition, Section 16 officers and directors are prohibited from holding Applied securities in a margin account or otherwise pledging Applied securities as collateral for a loan.

Compensation Recovery Policy

We have a Compensation Recovery Policy, adopted by the HRCC in fiscal 2023 (the "Recovery Policy"), that, in the event of an accounting restatement, requires reimbursement from a current or former Section 16 officer of erroneously awarded incentive-based compensation received by them, regardless of any fault or misconduct by the officer. The compensation that may be recovered is the actual incentive-based compensation received by an officer minus the amount the officer would have received had such compensation been determined based on the restated financial statements, calculated on a pre-tax basis. The Recovery Policy applies to incentive-based compensation that is received by the Section 16 officer on or after October 2, 2023 and during the three fiscal years that ended immediately before the Company determines that it is required to restate its financial statements, and that is granted, earned or vested based wholly or in part on the achievement of any financial reporting measure or based on the Company's stock price.

We also have a legacy "clawback" policy that applies to incentive compensation received by an officer before October 2, 2023. This policy allows the Board to require reimbursement of incentive compensation from an executive officer in the event that intentional misconduct by the officer is determined to be the primary cause of a material negative restatement of Applied's financial results. The compensation that may be recovered is the after-tax portion of any bonus paid to, and any performance-based equity awards earned by, the NEO within the 12 months after filing of the erroneous financial statements, if the compensation would not have been paid to the NEO had Applied's financial results been reported properly. The policy applies to financial statements filed in a rolling three- year, look-back period.

The policies described above are in addition to any policies or recovery rights that are required under applicable laws, including the Sarbanes-Oxley Act.

Tax Deductibility

Section 162(m) of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, restricts deductibility for federal income tax purposes of annual individual compensation in excess of $1 million to each NEO, effective for tax years beginning after 2017, subject to a transition rule for certain written binding contracts which were in effect on November 2, 2017, and which were not modified in any material respect on or after such date. While the HRCC considers the deductibility of compensation as a factor in making compensation decisions, it retains the flexibility to provide compensation that is consistent with the Company's goals for its executive compensation program, even if such compensation is not tax-deductible.

Human Resources and Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2023. Based on the review and discussions, the Human Resources and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Applied's Proxy Statement for its 2024 Annual Meeting of Shareholders.

This report is submitted by the Human Resources and Compensation Committee.

> Thomas J. Iannotti (Chair)
> Rani Borkar
> Xun (Eric) Chen
> Alexander A. Karsner

Executive Compensation

Summary Compensation Table for Fiscal 2023, 2022 and 2021

The following table shows compensation information for fiscal 2023, 2022 and 2021 for our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	2023 2022 2021	1,030,000 1,030,000 1,049,808	— — —	23,951,048 17,783,334 31,710,469[6]	1,631,520 1,358,055 2,039,400	241,976[5] 228,583 465,882	26,854,544 20,399,972 35,265,559
Brice Hill[7] Senior Vice President, Chief Financial Officer and Global Information Services	2023 2022	708,846 441,346	— 2,000,000	5,530,849 8,351,018	1,019,304 523,723	324,136[8] 58,343	7,583,135 11,374,430
Prabu G. Raja President, Semiconductor Products Group	2023 2022 2021	740,000 679,615 648,135	— — —	6,636,826 5,372,622 9,400,928[6]	1,091,475 819,791 1,195,703	18,073[9] 18,682 75,070	8,486,374 6,890,710 11,319,836
Omkaram Nalamasu Senior Vice President, Chief Technology Officer	2023 2022 2021	625,385 592,308 552,789	— — —	4,037,503 3,727,899 3,019,654	742,203 568,080 848,513	3,718[10] 4,543 63,916	5,408,809 4,892,830 4,484,872
Timothy M. Deane[11] Group Vice President, Applied Global Services	2023 2022	574,947 433,350	— —	3,097,266 2,807,119	733,590 412,458	17,761[12] 16,703	4,423,564 3,669,630

(1) Applied's fiscal 2023 and 2022 each contained 52 weeks, and fiscal 2021 contained 53 weeks.

(2) Amount shown for Mr. Hill reflects a sign-on bonus, which is subject to pro-rata repayment if Mr. Hill voluntarily resigns or the Company terminates his employment for cause prior to completing 24 months of employment.

(3) Amounts shown do not reflect compensation actually received by the executive officer. Instead, the amounts reported represent the aggregate grant date fair value of target stock awards granted in the respective fiscal years, as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). For fiscal 2023, the grant date fair value of the maximum number of stock awards that may be earned by each NEO was as follows: Mr. Dickerson: $37,839,380; Mr. Hill: $6,152,957; Dr. Raja: $7,383,333; Dr. Nalamasu: $4,491,640; and Mr. Deane: $3,445,645. See "Fiscal 2023 Equity Awards" on page 47 for more information regarding the stock awards. The assumptions used to calculate the value of awards are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2023 filed with the SEC on December 15, 2023.

(4) Amounts consist of payouts earned under the Senior Executive Bonus Plan for services rendered in the respective fiscal years, except for the fiscal 2022 payout for Mr. Deane which was earned under the Applied Incentive Plan.

(5) Amount includes (a) Applied's matching contribution of $14,850 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Dickerson of $1,068 in term life insurance premiums, (c) Applied's matching contribution of $2,500 to an eligible non-profit organization pursuant to a program under the Applied Materials, Inc. Political Action Committee, (d) $187,925 for costs for equipment and monitoring and maintenance services for a residential security system, and (e) $35,633 for ancillary personal security services for Mr. Dickerson's family.

(6) Amounts shown for Mr. Dickerson and Dr. Raja for fiscal 2021 include the grant date fair value of the non-recurring performance-based Value Creation Awards granted to them in December of 2020.

(7) Mr. Hill joined Applied as Senior Vice President, Chief Financial Officer in March 2022.

(8) Amount consists of (a) Applied's matching contribution of $13,583 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Hill of $1,068 in term life insurance premiums, (c) a payment of $150 as reimbursement for internet and technology expenses, (d) expenses totaling $47,363 for Mr. Hill's travel from his home in Oregon to Applied's headquarters in Santa Clara, California prior to his relocation, and (e) payments totaling $261,972 for relocation benefits to Mr. Hill to cover expenses incurred in his relocation to California.

(9) Amount consists of (a) Applied's matching contribution of $14,355 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Dr. Raja of $1,068 in term life insurance premiums, (c) Applied's matching contribution of $2,500 to an eligible non-profit organization pursuant to a program under the Applied Materials, Inc. Political Action Committee, and (d) a payment of $150 as reimbursement for internet and technology expenses.

(10) Amount consists of (a) Applied's payment on behalf of Dr. Nalamasu of $1,068 in term life insurance premiums, (b) Applied's matching contribution of $2,500 to an eligible non-profit organization pursuant to a program under the Applied Materials, Inc. Political Action Committee, and (c) a payment of $150 as reimbursement for internet and technology expenses.

(11) Mr. Deane was not an NEO in fiscal 2021.

(12) Amount consists of (a) Applied's matching contribution of $14,185 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Deane of $926 in term life insurance premiums, (c) Applied's matching contribution of $2,500 to an eligible non-profit organization pursuant to a program under the Applied Materials, Inc. Political Action Committee, and (d) a payment of $150 as reimbursement for internet and technology expenses.

Grants of Plan-Based Awards for Fiscal 2023

The following table shows all plan-based awards granted to the NEOs during fiscal 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gary E. Dickerson	12/12/2022	—	—	—	35,145	140,578	281,156	—	18,919,690
	12/12/2022	—	—	—	—	—	—	46,860	5,031,358
	—	0	1,545,000	4,635,000	—	—	—	—	—
Brice Hill	12/12/2022	—	—	—	5,715	22,859	45,718	—	3,076,479
	12/12/2022	—	—	—	—	—	—	22,859	2,454,371
	—	0	965,250	2,895,750	—	—	—	—	—
Prabu G. Raja	12/12/2022	—	—	—	6,858	27,430	54,860	—	3,691,667
	12/12/2022	—	—	—	—	—	—	27,430	2,945,159
	—	0	1,012,500	3,037,500	—	—	—	—	—
Omkaram Nalamasu	12/12/2022	—	—	—	4,172	16,687	33,374	—	2,245,820
	12/12/2022	—	—	—	—	—	—	16,687	1,791,683
	—	0	756,000	2,268,000	—	—	—	—	—
Timothy M. Deane	12/12/2022	—	—	—	3,200	12,801	25,602	—	1,722,823
	12/12/2022	—	—	—	—	—	—	12,801	1,374,443
	—	0	720,000	2,160,000	—	—	—	—	—

(1) Amounts shown were estimated possible payouts for fiscal 2023 under the Senior Executive Bonus Plan (additional information on the annual bonus plan can be found on page 40 under "Annual Incentive Bonus Opportunities."). These amounts were based on the individual NEO's fiscal 2023 base salary and target bonus as a percentage of base salary. The maximum amount shown is calculated as three times the target amount for the NEO. Actual bonuses received by the NEOs for fiscal 2023 under the Senior Executive Bonus Plan are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation."

(2) Additional information on the equity awards can be found under "Fiscal 2023 Equity Awards" on page 47.

(3) Amounts shown do not reflect compensation actually received by the NEOs. Instead, the amounts represent the aggregate grant date fair value of the awards as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). The assumptions used to calculate the awards' value are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2023 filed with the SEC on December 15, 2023.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table shows all outstanding equity awards held by the NEOs at the end of fiscal 2023.

Name	Stock Awards[1]			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gary E. Dickerson	13,575[3]	1,782,398	—	—
	17,550[4]	2,304,315	—	—
	46,860[5]	6,152,718	—	—
	—	—	122,169[6]	16,040,790
	—	—	116,145[7]	15,249,839
	—	—	78,973[8]	10,369,155
	—	—	140,578[9]	18,457,891
Brice Hill	47,532[10]	6,240,952	—	—
	22,859[11]	3,001,387	—	—
	—	—	22,859[9]	3,001,387
Prabu G. Raja	8,276[3]	1,086,639	—	—
	11,150[12]	1,463,995	—	—
	27,430[13]	3,601,559	—	—
	—	—	24,826[14]	3,259,654
	—	—	33,769[15]	4,433,870
	—	—	16,725[8]	2,195,993
	—	—	27,430[9]	3,601,559
Omkaram Nalamasu	5,227[3]	686,305	—	—
	7,737[16]	1,015,868	—	—
	16,687[17]	2,191,003	—	—
	—	—	15,680[18]	2,058,784
	—	—	11,605[8]	1,523,737
	—	—	16,687[9]	2,191,003
Timothy M. Deane	3,534[19]	464,014	—	—
	5,197[20]	682,366	—	—
	4,481[21]	588,355	—	—
	6,817[22]	895,072	—	—
	10,663[23]	1,400,052	—	—
	12,801[24]	1,680,771	—	—
	—	—	12,801[9]	1,680,771

(1) Stock awards consist of restricted stock units ("RSUs") and performance share units ("PSUs"), all of which would be converted into Applied common stock on a one-to-one basis upon vesting. All future vesting of shares is subject to the NEO's continued employment with Applied through each applicable vesting date, except that award agreements for RSUs and PSUs granted to certain of our NEOs provide for modified vesting treatment in the case of certain events such as a qualifying retirement, death, or double-trigger termination following a change in control. See "Long-Term Incentives" on page 47 for more information regarding these awards.

(2) Market value was determined by multiplying the number of such shares by the closing price of Applied common stock of $131.30 on October 27, 2023, the last trading day of fiscal 2023, as reported on the Nasdaq Global Select Market.

(3) RSUs were granted on December 3, 2020. These shares vested in full on December 19, 2023.

(4) RSUs were granted on December 2, 2021. Of these, 8,775 shares vested on December 19, 2023 and 8,775 shares are scheduled to vest on December 19, 2024.

(5) RSUs were granted on December 12, 2022. Of these, 15,620 shares vested on December 19, 2023 and 15,620 shares are scheduled to vest on each of December 19, 2024 and December 19, 2025.

(6) PSUs were granted on December 3, 2020. These shares vested on December 19, 2023. On December 7, 2023, an additional 122,169 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2023.

(7) PSUs were granted on December 3, 2020. The shares are scheduled to vest on October 26, 2025, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(8) PSUs were granted on December 2, 2021. The shares are scheduled to vest on December 19, 2024, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(9) PSUs were granted on December 12, 2022. The shares are scheduled to vest on December 19, 2025, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(10) RSUs were granted on March 7, 2022. Of these, 23,766 shares are scheduled to vest on each of April 1, 2024 and April 1, 2025.

(11) RSUs were granted on December 12, 2022. Of these, 7,619 shares vested on December 19, 2023 and 7,620 shares are scheduled to vest on each of December 19, 2024 and December 19, 2025.

(12) RSUs were granted on December 2, 2021. Of these, 5,575 shares vested on December 19, 2023 and 5,575 shares are scheduled to vest on December 19, 2024.

(13) RSUs were granted on December 12, 2022. Of these, 9,143 shares vested on December 19, 2023, 9,143 shares are scheduled to vest on December 19, 2024 and 9,144 shares are scheduled to vest on December 19, 2025.

(14) PSUs were granted on December 3, 2020. These shares vested on December 19, 2023. On December 7, 2023, an additional 24,826 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2023.

(15) PSUs were granted on December 4, 2020. The shares are scheduled to vest on October 26, 2025, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(16) RSUs were granted on December 2, 2021. Of these, 3,868 shares vested on December 19, 2023 and 3,869 shares are scheduled to vest on December 19, 2024.

(17) RSUs were granted on December 12, 2022. Of these, 5,562 shares vested on December 19, 2023, 5,562 shares are scheduled to vest on December 19, 2024 and 5,563 shares are scheduled to vest on December 19, 2025.

(18) PSUs were granted on December 3, 2020. These shares vested on December 19, 2023. On December 7, 2023, an additional 15,680 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2023.

(19) RSUs were granted on December 6, 2019. These shares vested in full on January 1, 2024.

(20) RSUs were granted on December 3, 2020. Of these, 2,598 shares vested on January 1, 2024 and 2,599 shares are scheduled to vest on January 1, 2025.

(21) RSUs were granted on December 2, 2021. Of these, 1,494 shares vested on January 1, 2024, 1,493 shares are scheduled to vest on January 1, 2025 and 1,494 shares are scheduled to vest on January 1, 2026.

(22) RSUs were granted on December 16, 2021. Of these, 1,363 shares vested on January 1, 2024, 2,045 shares are scheduled to vest on January 1, 2025 and 3,409 shares are scheduled to vest on January 1, 2026.

(23) RSUs were granted on September 8, 2022. Of these, 2,132 shares are scheduled to vest on October 1, 2024, 3,199 shares are scheduled to vest on October 1, 2025 and 5,332 shares are scheduled to vest on October 1, 2026.

(24) RSUs were granted on December 12, 2022. Of these, 4,267 shares vested on December 19, 2023 and 4,267 shares are scheduled to vest on each of December 19, 2024 and December 19, 2025.

Option Exercises and Stock Vested for Fiscal 2023

The following table shows all stock awards that vested and the value realized upon vesting for each NEO during fiscal 2023.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Gary E. Dickerson	391,671	40,729,867
Brice Hill	23,765	2,919,055
Prabu G. Raja	80,362	8,356,844
Omkaram Nalamasu	58,091	6,040,883
Timothy M. Deane	12,915	1,257,663

(1) Of the amounts shown in this column, Applied withheld the following number of shares to cover tax withholding obligations: 194,195 shares for Mr. Dickerson; 10,592 shares for Mr. Hill; 38,458 shares for Dr. Raja; 27,652 shares for Dr. Nalamasu; and 4,958 shares for Mr. Deane.

(2) Value realized equals the fair market value of Applied common stock on the vesting date, multiplied by the number of shares that were acquired on vesting.

Non-Qualified Deferred Compensation

Applied's 2016 Deferred Compensation Plan (the "DCP") is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to voluntarily defer receipt of up to 40% of their base salaries and all or a portion of their eligible sales incentive and annual bonus payments, if any.

Deferrals made prior to October 2015 are retained as separate "rollover" accounts under the DCP. These deferrals continue to be credited with deemed interest in the sum of (a) the yield-to-maturity of five-year U.S. Treasury notes, plus (b) 1.50%. Deferred amounts in the rollover accounts, plus deemed interest thereon, are generally payable on the same date selected by the participants or specified prior to October 2015 under the terms of the DCP. Beginning in fiscal 2016, deferrals under the DCP are credited with deemed investment returns, gains or losses based upon investment crediting options available under the DCP. Applied does not make any matching or other employer contributions to the DCP for our executive officers.

Under the DCP, a change in control (as defined prior to October 2015), would trigger the distribution of all deferred balances in the rollover accounts. For account balances after October 2015, the DCP provides distribution rules for in-service and future date distribution options and upon a qualifying separation from service, disability and change in control, including the option to change the time and form of payment within three (3) months following a change in control, as such term is defined in the DCP. Distributions are payable from the general assets of Applied or from the assets of a grantor trust (known as a rabbi trust) established by Applied for distributions made from accounts consisting of deferrals made after October 2015 and as of December 31, 2019, and their associated earnings.

Non-Qualified Deferred Compensation for Fiscal 2023

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
Gary E. Dickerson	—	—	—	—	—
Brice Hill	224,001	—	7,202	—	383,326
Prabu G. Raja	1,012,614	—	261,694	—	8,638,916
Omkaram Nalamasu	798,074	—	225,686	226,241	6,354,866
Timothy M. Deane	394,090	—	6,888	—	1,679,246

(1) Amounts in this column are included in the Salary and/or Non-Equity Incentive Plan Compensation columns of the Summary Compensation Table for fiscal 2023.

(2) Amounts in this column are not included in the Summary Compensation Table because there were no above-market or preferential earnings for fiscal 2023.

(3) Amounts in this column represent balances as of October 29, 2023 and include compensation reported in the Summary Compensation Table for fiscal 2023 and in the Summary Compensation Tables for prior years' proxy statements, except for (i) the earnings on contributions, which were not at above-market or preferential rates, and (ii) contributions made when the individual was not a NEO.

Employment Agreement

Applied does not have employment agreements with any of its NEOs, other than an agreement with Mr. Dickerson. The agreement with Mr. Dickerson was entered into in connection with his appointment as President and CEO.

Mr. Dickerson's employment agreement, dated August 14, 2013, provides that if Applied terminates his employment other than for cause and other than due to death or disability, he would be entitled to receive a lump sum payment equal to 275% of his base salary, provided that he executes an agreement containing a release of claims and non-solicitation and non-disparagement provisions in favor of Applied.

For purposes of Mr. Dickerson's agreement, "cause" generally means the willful failure to perform his duties after written notice and an opportunity to cure; the willful commission of a wrongful act that caused, or was reasonably likely to cause, substantial damage to Applied, or an act of fraud in the performance of his duties; conviction for the commission of a felony in connection with the performance of his duties; or the order of a federal or state regulatory authority requiring the termination of his employment.

Potential Payments Upon Termination or Change of Control

Applied does not currently have change of control agreements or arrangements with any of its NEOs.

Potential Payments Upon Termination. Under Mr. Dickerson's employment agreement described above, he would have been entitled to receive $2,832,500 (275% of his annual base salary at the end of fiscal 2023) had Applied terminated his employment without cause on October 27, 2023, the last business day of fiscal 2023. No other NEO was party to an employment agreement in effect on October 27, 2023 or entitled to receive severance payments under such an agreement.

Additionally, the Value Creation Awards granted to Mr. Dickerson and Dr. Raja in fiscal 2021 provide for accelerated vesting in the event of an involuntary termination of employment without cause (as defined under the Stock Plan). In the event of such a termination, the performance period for the Value Creation Awards would be deemed to end on the date of such termination and the number of shares that would vest would be determined as of such date. The following table shows the amounts attributable to the accelerated vesting of the Value Creation Awards if Applied had terminated Mr. Dickerson's or Dr. Raja's employment, respectively, without cause on October 27, 2023, the last business day of fiscal 2023.

Named Executive Officer	Value of Vesting Acceleration of Value Creation Awards ($)[1]
Gary E. Dickerson	30,499,677
Prabu G. Raja	8,867,739

(1) Amount based on the number of Value Creation Awards for which vesting would have been accelerated, calculated as (i) the target number of units awarded, (ii) multiplied by the 200% modifier that would have applied based on Applied's absolute TSR achievement as of October 27, 2023 as compared to the program goals, (iii) multiplied by $131.30, the closing price of Applied common stock on October 27, 2023.

Qualified Retirement – Employee Stock Incentive Plan. PSU and RSU awards granted to certain of our NEOs are subject to retirement provisions which provide for partial accelerated vesting of RSU awards and a partial payout of PSU awards based on actual performance at the conclusion of the three-year performance period, in the event of a qualifying retirement. In order to qualify, an executive is required to have reached age 60 and have completed at least five years of service with Applied, at the time of his or her retirement. As of the end of fiscal 2023, each of Mr. Dickerson, Dr. Raja and Dr. Nalamasu would have met the conditions for a qualifying retirement under these provisions. The following table shows the amounts attributable to a partial accelerated vesting of RSU awards and partial payout of PSU awards if the NEOs had incurred a qualifying retirement on October 27, 2023, the last business day of fiscal 2023. The retirement provision does not apply to the Value Creation Awards.

Named Executive Officer	Value of Partial RSU Vesting Acceleration and Partial PSU Payout ($)[1]
Gary E. Dickerson	38,100,503
Brice Hill	—
Prabu G. Raja	10,989,810
Omkaram Nalamasu	7,011,945
Timothy M. Deane	—

(1) Amount based on the number of RSUs for which vesting would have been accelerated and target number of PSUs which would have remained eligible to vest, multiplied by $131.30, the closing price of Applied common stock on October 27, 2023.

Change of Control – Employee Stock Incentive Plan. Our Stock Plan provides that the vesting of equity awards granted under the plan to employees, including the NEOs, will be accelerated in full upon a change of control of Applied if the successor corporation (or its parent or subsidiary) does not assume or provide a substitute for the outstanding awards. Separately, equity awards will be accelerated in full if the award holder is terminated without cause or resigns employment with Applied for good reason, in each case, within 12 months following a change of control of Applied and as defined under the Stock Plan or the applicable award agreement. This double-trigger accelerated vesting does not apply if the applicable award agreement specifically states that it will not apply or if the participant's employment is terminated due to his or her death or disability, resignation without good reason or termination for cause.

The following table shows the amounts attributable to the accelerated vesting of equity awards under the Stock Plan following a change of control in which the awards are not assumed or substituted, or within 12 months following a change of control in which the NEO is terminated without cause or resigns for good reason, in each case assuming the change of control and termination or resignation occurred on October 27, 2023, the last business day of fiscal 2023.

Named Executive Officer	Value of Vesting Acceleration ($)[1]
Gary E. Dickerson	70,357,105
Brice Hill	12,243,725
Prabu G. Raja	19,643,268
Omkaram Nalamasu	9,666,700
Timothy M. Deane	7,391,402

(1) Amount based on the number of RSUs and target number of PSUs for which vesting would have been accelerated, multiplied by $131.30, the closing price of Applied common stock on October 27, 2023.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO, to the median of the annual total compensation of our employees (other than the CEO). The fiscal 2023 annual total compensation of our CEO, Mr. Dickerson, was $26,854,544, the fiscal 2023 annual total compensation of our median compensated employee (other than the CEO) was $96,883, and the ratio of these amounts was 277 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As permitted under the SEC rules, we are using the same median employee as was identified for purposes of our fiscal 2021 CEO pay ratio, as we believe the changes in our employee population and compensation arrangements have not significantly impacted our pay ratio disclosure. For purposes of identifying our median compensated employee for fiscal 2021, we used our global employee population as of October 31, 2021, the last day of fiscal 2021, identified based on our human resources system of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable annualized base salary determined as of October 31, 2021, the annual incentive earned for service in fiscal 2021, and the approved value of the annual equity awards granted during fiscal 2021, not including off-cycle grants in the case of new hires, promotions, or similar circumstances. Given the Company's global population, we used the foreign currency exchange rates in effect at the end of fiscal 2021 for the salary and the annual incentive. We then calculated the annual fiscal 2023 total compensation for our previously-identified median compensated employee using the same methodology used for our CEO as set forth in the Summary Compensation Table of this Proxy Statement.

Pay Versus Performance

The following disclosure sets forth information concerning the compensation for our principal executive officer ("PEO") and the average compensation for our other NEOs ("Non-PEO NEOs"), as reported in the Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" to such individuals, and certain financial performance measures, for our three most recently completed fiscal years. This disclosure has been prepared in accordance with Item 402(v) of the Exchange Act.

Pay versus Performance Table

					Value of Initial Fixed $100 Investment Based on:			
Fiscal Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[1][2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[1][2][4] (e)	Total Shareholder Return[5] (f)	Peer Group Total Shareholder Return[5] (g)	GAAP Net Income (millions) (h)	Non-GAAP Adjusted EPS[6] (i)
2023	$26,854,544	$ 71,918,135	$6,475,471	$12,376,821	$221.11	$142.27	$6,856	$8.05
2022	$20,399,972	($ 22,058,266)	$5,953,570	$ 1,634,909	$149.67	$105.92	$6,525	$7.70
2021	$35,265,559	$144,856,918	$6,675,150	$14,982,610	$226.06	$148.13	$5,888	$6.84

(1) Mr. Dickerson was our PEO for each year presented. The Non-PEO NEOs were: (i) for fiscal 2023, Drs. Raja and Nalamasu and Messrs. Hill and Deane, (ii) for fiscal 2022, Drs. Raja and Nalamasu, Messrs. Hill and Deane, Robert J. Halliday, and Ali Salehpour, and (iii) for fiscal 2021, Drs. Raja and Nalamasu, Messrs. Halliday and Salehpour, and Daniel J. Durn.

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with SEC rules. The dollar amounts do not reflect the amounts of compensation actually earned, realized or received by our NEOs during the applicable fiscal year. In accordance with SEC rules, certain adjustments were made to the Summary Compensation Table total compensation to determine the amount of "compensation actually paid," as shown in notes 3 and 4 to this table.

(3) The following table shows the amounts deducted from and added to the Summary Compensation Table ("SCT") total compensation to calculate "compensation actually paid" to Mr. Dickerson.

Fiscal Year	SCT Total ($)	Subtract: Amounts Reported as Stock Awards in SCT ($)	Add: Year-End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Add: Fair Value As of the Vesting Date of Equity Awards Granted and Vested in the Year ($)	Add: Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Unvested at Year End ($)	Add: Change As of the Vesting Date (From End of Prior Fiscal Year) in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Subtract: Fair Value as of Prior Year-End of Equity Awards Granted in Prior Years that Failed to Meet Vesting Conditions in the Year ($)	Add: Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value ($)	Compensation Actually Paid ($)
2023	26,854,544	23,951,048	34,382,124	—	29,015,408	5,617,107	—	—	71,918,135
2022	20,399,972	17,783,334	11,152,105	—	(40,108,077)	4,281,068	—	—	(22,058,266)
2021	35,265,559	31,710,469	67,242,440	—	67,802,579	6,256,810	—	—	144,856,918

(4) The following table shows the amounts deducted from and added to the average SCT total compensation to calculate the average "compensation actually paid" to our Non-PEO NEOs.

Fiscal Year	SCT Total ($)	Subtract: Amounts Reported as Stock Awards in SCT ($)	Add: Year-End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Add: Fair Value As of the Vesting Date of Equity Awards Granted and Vested in the Year ($)	Add: Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Unvested at Year End ($)	Add: Change As of the Vesting Date (From End of Prior Fiscal Year) in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Subtract: Fair Value as of Prior Year-End of Equity Awards Granted in Prior Years that Failed to Meet Vesting Conditions in the Year ($)	Add: Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value ($)	Compensation Actually Paid ($)
2023	6,475,471	4,825,590	6,605,428	—	3,400,246	721,266	—	—	12,376,821
2022	5,953,570	4,139,424	2,811,599	—	(3,525,315)	534,479	—	—	1,634,909
2021	6,675,150	5,370,836	6,775,456	—	7,971,327	1,370,968	2,439,455	—	14,982,610

(5) Total Shareholder Return for the Company and the Peer Group is based on an initial fixed investment of $100 beginning with the market close on October 23, 2020, the last trading day before fiscal 2021, and is calculated in accordance with SEC rules. The Peer Group TSR set forth in this table reflects the TSR for the PHLX Semiconductor Index, which we also use in the performance graph required by Item 201(e) of Regulation S-K under the Exchange Act, and included in our Annual Report on Form 10-K for the fiscal year ended October 29, 2023.

(6) Non-GAAP Adjusted Diluted Earnings Per Share is the financial measure that was determined to be the most important financial performance measure linking "compensation actually paid" to our NEOs to company performance for fiscal 2023 and therefore was selected as the fiscal 2023 "Company-Selected Measure" as defined in Item 402(v) of Regulation S-K under the Exchange Act. See Appendix A for a reconciliation of non-GAAP adjusted EPS.

Relationship Between "Compensation Actually Paid" and Performance Measures

The following graphs show the relationships over our three most recently completed fiscal years of the "compensation actually paid" for our PEO and Non-PEO NEOs, as compared to our TSR, GAAP Net Income, and non-GAAP Adjusted EPS, as well as the relationship between our TSR and the Peer Group TSR.



Compensation Actually Paid vs. Applied's TSR



Compensation Actually Paid vs. GAAP Net Income

Compensation Actually Paid vs. Non-GAAP Adjusted EPS



Applied's TSR vs. TSR for the PHLX Semiconductor Index



Financial Performance Measures

The following table lists the financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to the Company's NEOs to Company performance for fiscal 2023.

» Non-GAAP Adjusted EPS

» Non-GAAP Adjusted Operating Margin

» Non-GAAP Adjusted Gross Margin

» Relative TSR

Certain Relationships and Related Transactions

Applied's Audit Committee is responsible for the review, approval, or ratification of "related person transactions" involving Applied or its subsidiaries and related persons. Under SEC rules, a related person is a director, executive officer, nominee for director, or 5% shareholder of a company since the beginning of the previous fiscal year, and their immediate family members. Applied has adopted written policies and procedures that apply to any transaction or series of transactions in which (1) Applied or a subsidiary is a participant, (2) the amount involved exceeds $120,000 and (3) a related person has a direct or indirect material interest.

In accordance with these policies and procedures, the Audit Committee determines whether the related person has a material interest in a transaction and may, in its discretion, approve, ratify, or take other action with respect to the transaction. The Audit Committee reviews all material facts related to the transaction and takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and the purpose and the potential benefits to Applied of the transaction.

In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to review and approve transactions in accordance with specified criteria, if advance review by the Audit Committee is not feasible. Any transactions approved by the Chair must be reported to the Audit Committee at its next regularly-scheduled meeting.

The Audit Committee has adopted standing pre-approvals for limited transactions with related persons. Pre-approved transactions are as follows:

» Any transaction with another company with which a related person's only relationship is as an employee, director, or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues;

» Any charitable contribution, grant, or endowment by Applied or The Applied Foundation to a charitable organization, foundation, or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization's total annual receipts;

» Compensation to executive officers or directors that has been approved by the HRCC;

» Transactions in which all shareholders receive proportional benefits or where the rates or charges involved are determined by competitive bids; and

» Banking-related services involving a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar service.

PROPOSAL 3 – Ratification of The Appointment of Independent Registered Public Accounting Firm

We are asking shareholders to ratify the appointment of KPMG LLP ("KPMG") as Applied's independent registered public accounting firm for fiscal 2024, which began on October 30, 2023 and will end on October 27, 2024. The Audit Committee and the Board believe that the retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although ratification is not legally required, Applied is submitting the appointment of KPMG to its shareholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified, the Audit Committee of the Board will reconsider the appointment. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the fiscal year if it determines that such a change would be in the best interest of the Company and its shareholders.

The Audit Committee is directly responsible for the appointment, compensation, retention, oversight, evaluation and, when appropriate, replacement of the independent registered public accounting firm that serves as the Company's independent accountants. KPMG has served as our independent registered public accounting firm since 2004. In selecting the independent auditor, the Audit Committee annually considers many factors, including its qualifications and performance during fiscal 2023 and 2022; its independence and tenure as the Company's auditor; KPMG's capability and expertise in handling the breadth and complexity of the Company's global operations, including the expertise and capability of the lead audit partner; historical and recent performance, including the extent and quality of KPMG's communications with the Audit Committee; Public Company Accounting Oversight Board inspection reports; and the appropriateness of KPMG's fees for audit and non-audit services. Further, in conjunction with ensuring the rotation of KPMG's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of KPMG's lead engagement partner. The most recent rotation of KPMG's lead engagement partner occurred following the completion of the fiscal 2023 audit.

Representatives of KPMG will be present at the Annual Meeting. They will be given an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Fees Paid to KPMG LLP

The following table shows fees paid by Applied for professional services rendered by KPMG for fiscal 2023 and 2022, which ended on October 29, 2023 and October 30, 2022, respectively. All of the fees shown in the table were approved by the Audit Committee in accordance with its pre-approval process.

Fee Category	Fiscal 2023	Fiscal 2022
	(In thousands)	
Audit Fees	$7,412	$6,798
Audit-Related Fees	64	23
Tax Fees:		
Tax Compliance and Review	257	234
Tax Planning and Advice	180	28
All Other Fees	8	12
Total Fees	$7,921	$7,095

Audit Fees consisted of fees for (a) professional services rendered for the annual audit of Applied's consolidated financial statements and audit of internal control over financial reporting, (b) review of the interim consolidated financial statements included in quarterly reports and (c) services that are typically provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees included fees for assurance and related services that were reasonably related to the performance of the audit or review of Applied's consolidated financial statements and are not reported under "Audit Fees," including fees incurred for services in connection with compliance with government-funded grant requirements and audits of financial statements of certain employee benefit plans.

Tax Fees consisted of fees for professional services for tax compliance and review, and tax planning and advice. Tax compliance and review services included federal, state, and international tax compliance, assistance with tax audits and appeals, and assistance with customs and duties audits. Tax planning and advice services included consultations related to tax compliance matters and certain international operations.

All Other Fees consisted of fees for professional services other than the services reported above, including services in connection with compliance with local regulations.

The Audit Committee has concluded that the provision of the non-audit services described above was compatible with maintaining the independence of KPMG.

 **The Board recommends that you vote <u>FOR</u> the ratification of the appointment of KPMG as Applied's independent registered public accounting firm for fiscal 2024**

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee reviews and, as appropriate, pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, and tax services, as well as specifically designated non-audit services which, in the opinion of the Audit Committee, will not impair the independence of the independent registered public accounting firm. Pre-approval generally is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and generally is subject to a specific budget. The independent registered public accounting firm and Applied's management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, including the fees for the services performed to date. In addition, the Audit Committee also may pre-approve particular services on a case-by-case basis, as necessary or appropriate.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Composition. The Audit Committee of the Board is composed of the directors named below. Each member of the Audit Committee meets the independence and financial experience requirements under applicable SEC rules and Nasdaq listing standards. In addition, the Board has determined that each of Judy Bruner, Kevin P. March, Yvonne McGill and Scott A. McGregor is an "audit committee financial expert" as defined by SEC rules.

Responsibilities. The Audit Committee operates under a written charter that has been adopted by the Board. The charter is reviewed annually for changes, as appropriate. The Audit Committee is responsible for general oversight of Applied's auditing, accounting and financial reporting processes, system of internal control over financial reporting, and tax, trade, legal, regulatory and ethical compliance. Applied's management is responsible for: (a) maintaining Applied's books of account and preparing periodic financial statements based thereon; and (b) maintaining the system of internal control over financial reporting. The independent registered public accounting firm is responsible for auditing Applied's annual consolidated financial statements and Applied's internal control over financial reporting.

Review with Management and Independent Registered Public Accounting Firm. The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm, KPMG LLP ("KPMG"), together and separately, Applied's audited consolidated financial statements contained in Applied's Annual Report on Form 10-K for fiscal year 2023.

2. The Audit Committee has discussed with KPMG matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board.

3. The Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence.

Based on the review and discussions referred to in paragraphs 1-3 above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in Applied's Annual Report on Form 10-K for fiscal year 2023 for filing with the SEC.

The Audit Committee appointed KPMG as Applied's independent registered public accounting firm for fiscal year 2024 and recommends to shareholders that they ratify the appointment of KPMG as Applied's independent registered public accounting firm for fiscal year 2024.

This report is submitted by the Audit Committee.

> Judy Bruner (Chair)
> Kevin P. March
> Yvonne McGill
> Scott A. McGregor

PROPOSAL 4 – Shareholder Proposal Regarding Lobbying Report

Kenneth Steiner, whose address and stockholding will be provided by us upon request, has submitted the following proposal. The shareholder proposal will be voted on at the 2024 Annual Meeting only if properly presented by or on behalf of the proponent.

Applied is not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent.

> ⊗ **The Board recommends that you vote <u>AGAINST</u> this shareholder proposal**

Shareholder Proposal

Proposal 4 – Transparency in regard to Lobbying



Whereas, full disclosure of Applied Materials' lobbying activities and expenditures to assess whether our company's lobbying is consistent with its expressed goals and shareholder interests.

Resolved, the shareholders of Applied Materials request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Applied Materials used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Applied Materials' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's decision-making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Applied Materials is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee and posted on Applied Materials' website.

Supporting Statement

Applied Materials spent $15 million from 2010 – 2022 on federal lobbying. This does not include state lobbying, where Applied Materials also lobbies but disclosure is uneven or absent. For example, Applied Materials spent over $1.5 million on lobbying in California from 2010 – 2022. Applied Materials also lobbies abroad, spending between €200,000 – 299,999 on lobbying in Europe for 2022. And chip makers' lobbying over curbs on sales to China has drawn media attention.[1]

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity, and these groups may be spending "at least double what's publicly reported."[2] Applied

Materials lists memberships in the Chamber of Commerce and National Association of Manufacturers, which together have spent over $2.0 billion on federal lobbying since 1998. Applied Materials does not disclose its payments to trade associations and social welfare organizations, or the individual amounts used for lobbying.

And Applied Materials does not disclose its contributions to groups which write and endorse model legislation, such as sponsoring the American Legislative Exchange Council.[3]

Applied Materials' lack of disclosure presents reputational risk when its lobbying contradicts company public positions. For example, Applied Materials publicly supports addressing climate change, yet the Chamber opposed the Paris climate accord. And while our company does not disclose if it belongs to the American Legislative Exchange Council, which is attacking "woke capitalism,"[4] Applied Materials is represented by its trade association, as the Chamber sits on its Private Enterprise Advisory Council.

I urge Applied Materials to expand its lobbying disclosure.

1. https://www.bloomberg.com/news/articles/2023-07-15/chip-leaders-head-to-washington-to-lobby-for-china-rules-relief#xj4y7vzkg.
2. https://the intercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.
3. https://documented.net/reporting/southwest-airlines-chevron-1-800-contacts-and-other-corporations-amongst-sponsors-of-alec-annual-meeting.
4. https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

Board of Directors Statement in Opposition

The Board of Directors recommends that you vote AGAINST Proposal 4 for the following reasons:

» We already disclose the information requested by the proposal. Our Political Contributions and Activity Report, which is published on our website, and other public reports provide information about our lobbying priorities; our lobbying activities and expenditures; memberships in and payments to trade, business, and civic associations; and the governance structure for oversight of our lobbying and political activities;

» We have policies and procedures in place, at the Board and management level, to promote effective oversight of our lobbying and political activities; and

» Our current lobbying and political activities are in the best interests of the Company and its shareholders.

We already disclose the information requested by the proposal

We are committed to transparently disclosing information regarding our lobbying and political activities. In recognition of the importance of this topic to shareholders and other stakeholders, we have for many years provided extensive disclosures regarding our lobbying activities, including our federal lobbying expenditures and our trade association memberships, as well as our political spending, in our annual Sustainability Report and on the corporate responsibility page of our website in the "Public Policy Reports" section at: https://www.appliedmaterials.com/us/en/corporate-responsibility/reports-and-policies.html. On a quarterly basis, we also submit publicly-available reports on federal lobbying activities and expenses, semi-annual reports on federal contributions, and state-level reports, as required by relevant laws.

More recently, we have also published a Political Contributions and Activity Report (the "Report") in the "Public Policy Reports" section, which makes information more conveniently accessible. The Report provides disclosures that are responsive to the proposal's request, including the following:

» Policies and procedures governing our participation in the political process;

» The focus areas and priorities for our lobbying and other political activities;

» Lobbying activities, which have not included any "grassroots lobbying" efforts to date;

» Lobbying expenditures and political contributions;

» Memberships in trade, business, and civic associations, as well as the amount of dues paid to the associations – including those associations to which we pay annual dues of $25,000 or more – and the percentage of such dues that are specified by the associations as nondeductible lobbying activity expenditures;

» Board and management oversight of our lobbying and political activities and expenditures; and

» Links to our federal and state filings, as well as other publicly-available reports, that relate to our lobbying and political activities.

The Report also discloses the activities and expenditures of the Applied Materials, Inc. Political Action Committee ("AMPAC"), which is funded entirely through voluntary contributions from eligible employees.

We believe that the Report, which we intend to publish annually, and our overall reporting on this topic are consistent with or exceed that of many other public companies; fully comply with the level of disclosure required by federal, state, and local laws; and provide appropriate transparency into and context with respect to our lobbying activities and expenditures and the policies and procedures governing such activities.

We have policies and procedures in place to promote effective oversight of our lobbying and political activities

As described in the Report, we have appropriate Board- and management-level procedures in place to oversee our lobbying and political activities. The Corporate Governance and Nominating Committee of the Board, comprised entirely of independent directors, oversees our public policy activities and receives an annual report detailing our political contributions and policies relating to our political giving and activities. The Vice President of Communications and Public Affairs and the Managing Director, Government Affairs, are responsible for the management of our lobbying and political activities, including: ensuring our lobbying and political spending aligns with our primary policy focus areas, such as technology regulation, international trade, talent and workforce development, and sustainability; and reviewing and approving the Company's membership in trade, business, and civic associations.

AMPAC's activities are overseen and its contributions are reviewed and approved by the AMPAC board of directors. AMPAC contributes to federal candidates, political action committees, and party committees supporting issues of strategic importance to our Company, consistent with legal requirements. In addition, a State Contributions Committee, comprised of the individuals who also serve on the AMPAC board of directors, oversees corporate political spending at the state and local levels. These responsibilities are further described in the Report.

Our lobbying and political activities are in the best interests of the Company and its shareholders

The Board ultimately believes that the Company should be an effective participant in the political process, including through lobbying activities and participation in trade and industry associations. As a leader in the technology industry, our participation in lobbying activities is a result of careful consideration of political and legislative matters that may have an impact on the Company or our strategy and allows us to advocate for our policy positions, share our business expertise, and be part of public education efforts regarding issues facing our industry and the business community. As we disclose in the Report, the focus areas of our lobbying include technology regulation, international trade, research and development (R&D), human resources and labor, and sustainability. Efforts within these areas include advocating for immigration reform that embraces the contributions of immigrants to the economy; advocating for fairness, diversity and inclusion; and working on policies, partnerships and R&D incentives to develop and advance next-generation technologies. We believe this thoughtful approach and engagement further the best interests of the Company, our shareholders, and our employees. For example, as disclosed in our 2022 Sustainability Report, we advocated for passage of the U.S. CHIPS and Science Act, which provides a catalyst for the semiconductor industry to accelerate investments to build more robust supply chains, speed up innovation and create thousands of new jobs.

Additionally, we are members of various groups for reasons unrelated to lobbying, such as information gathering and professional development. These efforts are necessarily focused on issues and positions important to the Company; however, lobbying done on behalf of our industry by certain industry groups of which we may be members may not necessarily represent our positions at all times. Our membership and participation in an organization does not imply our endorsement of the entirety of that organization's or its members' policy positions. Where the views of a particular association of which we are a member are not aligned with our own views, we engage to share our dissenting views to advance the policy debate within the association membership.

Following careful review and consideration and for the reasons stated above, the Board has determined that adoption of this shareholder proposal is not necessary or appropriate and is not in the best interest of Applied or its shareholders.

⊗ **The Board recommends that you vote AGAINST this shareholder proposal**

PROPOSAL 5 – Shareholder Proposal Regarding Pay Equity Reporting

Arjuna Capital, on behalf of Ronald Strom and Catherine Pascal, whose address and stockholding will be provided by us upon request, has submitted the following proposal. The shareholder proposal will be voted on at the 2024 Annual Meeting only if properly presented by or on behalf of the proponent.

See "Adjusted Pay Equity Disclosure" on page 23 of this Proxy Statement for information regarding the adjusted pay ratios we have disclosed on our corporate website at: https://www.appliedmaterials.com/us/en/corporate-responsibility/people.html#payequity.

Applied is not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent.

 **The Board recommends that you vote AGAINST this shareholder proposal**

Shareholder Proposal

Racial and Gender Pay Gaps

Whereas: Pay inequities persist across race and gender and pose substantial risks to companies and society. Black workers' median annual earnings represent 77 percent of white wages. The median income for women working full time is 84 percent that of men. Intersecting race, Black women earn 76 percent and Latina women 63 percent.[1] At the current rate, women will not reach pay equity until 2059, Black women in 2130, and Latina women in 2224.[2]

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional national income. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development (OECD) countries' economies by 2 trillion dollars annually.[3]

Actively managing pay equity is associated with improved representation. Diversity in leadership is linked to superior stock performance and return on equity.[4] Underrepresented minorities represent 19 percent of Applied Materials's workforce and 5 percent of executives. Women represent 19 percent of the workforce and 13 percent of executives.[5]

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,

2. statistically *adjusted* gaps, assessing whether minorities and non-minorities, men and women, are paid the same for similar roles.

Applied Materials does not report quantitative unadjusted or adjusted pay gaps. About 50 percent of the 100 largest U.S. employers currently report adjusted gaps, and an increasing number of companies disclose unadjusted gaps to address the structural bias women and minorities face regarding job opportunity and pay.[6]

Racial and gender *unadjusted* median pay gaps are accepted as *the* valid way of measuring pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization. The United Kingdom and Ireland mandate disclosure of median gender pay gaps.[7]

Resolved: Shareholders request Applied Materials report on both quantitative *median and adjusted* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:

- percentage median and adjusted gender pay gap, globally and/or by country, where appropriate
- percentage median and adjusted racial/minority/ethnicity pay gap, US and/or by country, where appropriate

1   https://www.census.gov/data/tables/time-series/demo/income-poverty/cps-pinc/pinc-05.html - par_textimage_24

2   https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/622f4567fae4ea772ae60492/1647265128087/
    Racial+Gender+Pay+Scorecard+2022+-+Arjuna+Capital.pdf

3   Ibid.

4   Ibid.

5   applied-materials-sustainability-2030-goals-and-progress.pdf.coredownload.inline.pdf (appliedmaterials.com)

6   https://diversiq.com/which-sp-500-companies-disclose-gender-pay-equity-data/

7   https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/622f4567fae4ea772ae60492/1647265128087/
    Racial+Gender+Pay+Scorecard+2022+-+Arjuna+Capital.pdf

Board of Directors Statement in Opposition

The Board of Directors recommends that you vote AGAINST Proposal 5 for the following reasons:

» We are committed to the philosophy of providing equitable compensation for our employees that accounts for employees' roles, organizational levels, and geographic locations. To ensure that we are consistently living up to that compensation philosophy, we conduct pay parity analyses and review our global pay practices annually, and adjust employee compensation where warranted;

» We agree with and commit to fulfilling the proposal's request to disclose adjusted pay ratios. We will publish in our 2023 Sustainability Report our adjusted pay ratios by gender (men compared to women), both globally and for the U.S., as well as the adjusted pay ratio comparing minorities with non-minorities in the U.S. In each instance, the ratio will be based on total compensation (i.e., the sum of base salary, cash bonus and stock awards), and in alignment with our compensation philosophy, will account for factors such as employees' roles, organizational levels, and geographic locations. We are committed to continuing to disclose these ratios annually in the Sustainability Report;

» Our primary concern with the proposal is the request that we also report unadjusted median pay ratios. Unadjusted ratios compare pay of employees without regard to their roles, organizational levels or geographic locations. As such, they are not reflective of whether we are providing equitable pay. Our view is that these unadjusted ratios would not provide any meaningful insight or transparency – and would not accurately represent our pay equity; and

» In terms of broader representation and equal opportunity, we have set bold 2030 goals to increase gender and racial representation in our workforce and we publish our representation data annually. We have also established a strategy and processes to foster a Culture of Inclusion, and have implemented a Diversity, Equity and Inclusion (DEI) Engine to accelerate our progress.

We are committed to equitable pay, and our compensation practices reflect competitive pay for performance

We share the proponent's focus on pay equity, and we firmly believe that our employees should receive equitable pay regardless of gender, race, ethnicity or other protected categories. We are committed to compensating our employees fairly and equitably and, to this end, we have structured our compensation program so that our employees' pay is based on relevant factors such as their roles, organizational levels, and geographic locations and not on their demographics. To ensure this outcome, on an annual basis over the past several years, we have engaged a third-party labor economist to conduct statistical analyses relevant to gender and racial pay equity in the U.S. Through this process, we make adjustments as appropriate. We are currently working to expand this approach to our other locations.

We are committing to publish annually in our Sustainability Report our pay ratios – comparing compensation for men and women both globally and for the U.S., and comparing compensation for minorities with non-minorities in the U.S.

In our engagement with shareholders, we have heard from certain shareholders that additional disclosure regarding our pay practices would be beneficial. Accordingly, and as part of our continued commitment to enhanced transparency and accountability, we will annually disclose adjusted pay ratios by gender for our employees, both globally and for our U.S. employees, and by minorities compared to non-minorities for our U.S. employees, beginning with our 2023 Sustainability Report, which is scheduled to be published in June 2024. Our adjusted pay ratios will reflect total compensation, consisting of base salary, cash bonus and stock awards. We believe that adjusted pay ratios better reflect pay equity as the ratios take into account factors such as employees' roles, organizational levels, and geographic locations. These disclosures should advance shareholder understanding of pay equity at Applied.

We do not believe that an unadjusted median pay figure is a meaningful metric for pay equity. An unadjusted median pay ratio measures the difference in pay of two employees whose compensation happens to fall at the midpoint among employees in a given demographic (such as gender or ethnicity), without accounting for valid factors that impact pay, such as employees' roles, organizational levels, and geographic locations. This statistic does not accurately demonstrate whether women and racial-minority employees are being paid equitably for similar roles and would not advance an understanding of pay equity at Applied.

The Board does not believe that the proposal's request that we also report unadjusted median pay ratios across race and gender would provide transparency with respect to pay equity and equal opportunity, and would not enhance an understanding of or accountability for our diversity efforts.

We are transparent regarding the diversity of our workforce, and we hold ourselves accountable for our goals to increase representation of women and minorities

We believe there is no greater asset to innovation than the diversity of our people. Fostering diverse perspectives and experiences unlocks breakthrough innovation and strengthens every aspect of our business. To this end, we have set bold goals for us to achieve by 2030: 25% women representation globally; 21% executive women representation globally; 25% underrepresented minority representation in the U.S. workforce; and 10% executive underrepresented minority representation the U.S. workforce. Furthermore, we aspire to achieve equal global and executive representation of women by 2040.

We believe that a commitment to transparency helps to build trust with our shareholders and internal and external stakeholders, and holds us accountable to our commitments. Since 2018, we have published talent data, goals, and actions being taken to increase representation. In our annual Sustainability Report, we currently report the actual percentage representation, and its trend over time, for representation among global women, U.S. women, and U.S. underrepresented minorities across four job levels: Executives, People Managers, Professionals, and Other Professionals (hourly employees). We believe that these metrics are more meaningful indicators of representation and equal opportunity than the unadjusted median pay ratios sought by the proponent. In addition, to provide even greater transparency, we publish our consolidated EEO-1 reports.

We have implemented programs to foster an inclusive culture and to increase diverse representation

More broadly, we are committed to strengthening a Culture of Inclusion across every business group, function and region of our Company. Our Culture of Inclusion strategy is focused on: engaging leaders as champions of change; eliminating systemic barriers to inclusion; and operationalizing inclusion in all we do.

To accelerate our Culture of Inclusion strategy and support our efforts in achieving our 2030 diversity goals, we launched a DEI Engine – a framework of training, resources and process to empower all employees, at every level, to accelerate our progress. The three pillars of the DEI Engine are: ingraining an inclusive culture; inspire, attract, and retain talent; and impact DEI in our industry and society. Ensuring equitable compensation falls within the inspire, attract and retain talent pillar.

In addition, we invest in building an inclusive talent pipeline to expand opportunities for those who have been traditionally underrepresented in the technology sector, benefitting individuals while providing the Company and our industry with future talent to power future growth. To seed the pipeline, we partner with nonprofit organizations, colleges, and universities to foster interest and build STEM capabilities, particularly among girls and underrepresented minorities. Our investments continue into early-career development, with robust programs supporting interns, new college graduates, and women in engineering and technology.

We encourage you to read more about our DEI and our Culture of Inclusion initiatives in our Sustainability Report, which is updated on an annual basis.

Following careful review and consideration and for the reasons stated above, the Board has determined that support for all of the disclosures sought by this shareholder proposal is not necessary and is not in the best interests of Applied or its shareholders.

 **The Board recommends that you vote <u>AGAINST</u> this shareholder proposal**

Questions and Answers About the Proxy Statement and Our 2024 Annual Meeting

Q: Why am I receiving these materials?

A: The Board of Directors of Applied Materials is providing these materials to you in connection with Applied's solicitation of proxies for use at Applied's 2024 Annual Meeting of Shareholders. The 2024 Annual Meeting will be held on Thursday, March 7, 2024, at our offices at 9700 US 290 East, Building 37, Austin, Texas 78724. Shareholders are invited to attend the Annual Meeting and to vote on the proposals described in this Proxy Statement.

These proxy materials are being provided on or about January 24, 2024 to all shareholders of record of Applied as of January 10, 2024.

Q: What information is contained in these materials?

A: This Proxy Statement contains important information regarding the 2024 Annual Meeting, the proposals on which you are being asked to vote, the voting process and procedures, and information you may find useful in determining how to vote.

If you requested to receive printed proxy materials, these materials also include an accompanying proxy card. If you received more than one proxy card, this generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each proxy card you receive to ensure that all of your shares are voted.

Q: What proposals will be voted on at the Annual Meeting? What are the Board's recommendations?

A: The following table describes the proposals to be voted on at the Annual Meeting and the Board's voting recommendations:

Proposal		Board Recommendation
1. Election of ten directors	✓	FOR each Nominee
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2023	✓	FOR
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024	✓	FOR
4. Shareholder proposal regarding lobbying report	✕	AGAINST
5. Shareholder proposal regarding pay equity reporting	✕	AGAINST

At the time this Proxy Statement was mailed, we were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the notice accompanying this Proxy Statement.

Q: What is the record date? How many shares are entitled to vote?

A: Shareholders who owned Applied common stock at the close of business on January 10, 2024, the record date, are entitled to vote at the Annual Meeting. On the record date, there were 832,062,050 shares of Applied common stock outstanding. Each share of Applied common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

A complete list of these shareholders will be available for the 10 days prior to the Annual Meeting. To make arrangements to view the list, please contact our Corporate Secretary by e-mail at corporatesecretary@amat.com. A shareholder may examine the list for any legally valid purpose related to the Annual Meeting.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most Applied shareholders hold their shares as beneficial owners (through a broker, bank, or other nominee) rather than as a shareholder of record (directly in their own name).

Shareholders of Record. If your shares are registered directly in your name with Applied's transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to Applied or to vote in person at the Annual Meeting. If you requested printed proxy materials, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card, as described below under "How can I vote my shares?"

Beneficial Owners. If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the shareholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you request and provide at the Annual Meeting a valid proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has included a voting instruction form for you to use to direct them how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Q: Can I attend the Annual Meeting?

A: Applied shareholders on the record date or their legal proxy holders may attend the Annual Meeting. To be admitted to the Annual Meeting, you will need a form of photo identification and valid proof of ownership of Applied common stock or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the Annual Meeting. If you have a legal proxy from a street name shareholder, you must bring a form of photo identification, a legal proxy from the record holder (i.e., the bank, broker or other holder of record) to the street name shareholder that is assignable, and the legal proxy from the street name shareholder to you. Each shareholder may appoint only one proxy holder to attend on such shareholder's behalf.

The use of cameras, recording equipment and other electronic devices (including cell phones, tablets, laptops, etc.) is not permitted at the Annual Meeting.

Q: How can I vote my shares?

A: You may vote over the Internet, by telephone, by mail, or in person at the Annual Meeting. Votes submitted by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on Wednesday, March 6, 2024, unless otherwise indicated.

Voting over the Internet. To vote over the Internet, please follow either the instructions included on your proxy card or the voting instructions you receive by e-mail or that are being provided via the Internet. If you vote over the Internet, you do not need to complete and mail a proxy card.

Voting by Telephone. If you have requested printed proxy materials, such materials will include instructions for how to vote by telephone. Please follow either the instructions included on your proxy card or voting instruction form. If you vote by telephone, you do not need to complete and mail a proxy card.

Voting by Mail. If you have requested printed proxy materials, you may vote by mail by signing the proxy card and returning it in the prepaid and addressed envelope enclosed with the proxy materials. By signing and returning the proxy card, you are authorizing the individuals named on the proxy card to vote your shares at the Annual Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Your printed proxy materials may also indicate methods whereby you may vote by telephone or over the Internet instead of signing, dating a returning the proxy card by mail.

Voting in Person at the Meeting. If you attend the Annual Meeting and plan to vote in person, we will provide you with a ballot at the Annual Meeting. If you are a shareholder of record, you have the right to vote in person at the Annual Meeting. If you are the beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you will need to bring to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote those shares.

Applied Employee Plan Participants. If you own shares purchased through Applied's Omnibus Employees' Stock Purchase Plan that are still held by the plans' recordkeeper and you do not vote these shares, the shares may be voted in accordance with standard brokerage industry practices only on routine matters.

Q: Can I change my vote or revoke my proxy?

A: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before the Annual Meeting. To change your vote or revoke your proxy, you must:

» Sign and return a later-dated proxy card, or enter a new vote over the Internet or by telephone; or

» Provide written notice of the revocation to Applied's Corporate Secretary at: Applied Materials, Inc., Attention: Teri A. Little, Corporate Secretary, 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com, before the proxies vote your shares at the Annual Meeting; or

» Attend the Annual Meeting and vote in person.

Only the latest validly-executed proxy that you submit will be counted.

Q: What is the quorum requirement for the Annual Meeting?

A: A majority of the outstanding shares entitled to vote as of the record date must be present at the Annual Meeting to constitute a quorum and in order to conduct business at the Annual Meeting. Your shares are counted as present if you vote in person at the Annual Meeting, over the Internet, by telephone, or by submitting a properly executed proxy card by mail.

Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

Q: How are votes counted?

A: You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

» Proposal 2: The approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2023;

» Proposal 3: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024;

» Proposal 4: The shareholder proposal regarding lobbying report;

» Proposal 5: The shareholder proposal regarding pay equity reporting; and

If you elect to abstain from voting on any of these four proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposals.

If you are a shareholder of record and you sign and return your proxy card without giving specific voting instructions, your shares will be voted on the proposals as recommended by our Board and in accordance with the discretion of the persons named on the proxy card with respect to any other matters that may properly come before the Annual Meeting.

If your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only the ratification of KPMG LLP as our independent registered public accounting firm is a routine matter. Without your voting instructions, your brokerage firm cannot vote your shares on any other proposal. These unvoted shares, called "broker non-votes," refer to shares held by brokers who have not received voting instructions from their clients and who do not have discretionary authority to vote on non-routine matters. Broker non-votes are not considered entitled to vote on non-routine proposals. Broker non-votes will not have an effect on Proposals 1, 2, 4 or 5.

Q: What is the vote requirement to approve each proposal?

A: The following table describes the proposals to be considered at the Annual Meeting, the vote required to elect directors and to adopt each of the other proposals, and the manner in which votes will be counted:

Proposal	Vote Required	Effect of Abstentions	Effect of Broker Non-Votes
1. Election of ten directors	Majority of votes cast	No effect	No effect
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2023	Majority of shares present and entitled to vote thereon	Same as vote against	No effect
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024	Majority of shares present and entitled to vote thereon	Same as vote against	Brokers have discretion to vote
4. Shareholder proposal regarding lobbying report	Majority of shares present and entitled to vote thereon	Same as vote against	No effect
5. Shareholder proposal regarding pay equity reporting	Majority of shares present and entitled to vote thereon	Same as vote against	No effect

Q: Who will count the votes? Where can I find the voting results of the Annual Meeting?

A: Votes will be tabulated by an independent inspector of elections appointed for the Annual Meeting. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC following the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: Applied will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. We have hired Innisfree M&A Incorporated to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger, or via the Internet. In addition to the estimated proxy solicitation cost of $20,000, plus reasonable out-of-pocket expenses for this service, we will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to shareholders.

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with SEC rules, we are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. On January 24, 2024, we commenced mailing a Notice of Internet Availability to our shareholders (other than those who had previously requested electronic or paper delivery) containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice of Internet Availability also instructs you on how to vote over the Internet.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Q: I share an address with another shareholder and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

A: Under a practice approved by the SEC called "householding," shareholders who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one mailed copy of our proxy materials, unless one or more of these shareholders notifies us that they wish to receive individual copies. Shareholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another shareholder and received only one set of proxy materials and would like to request a separate paper copy of these materials, please: (1) go to www.proxyvote.com and follow the instructions provided; (2) send an e-mail message to investor_relations@amat.com with "Request for Proxy Materials" in the subject line and provide your name, address and the control number indicated on your proxy card or Notice of Internet Availability; or (3) call our Investor Relations department at (408) 748-5227.

Other Matters

Shareholder Proposals or Nominations for 2025 Annual Meeting

If a shareholder would like us to consider including a proposal in the proxy statement for our 2025 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act, the proposal must be received by our Corporate Secretary at our principal executive offices or by e-mail at corporatesecretary@amat.com on or before September 26, 2024.

For a shareholder's notice of nomination of one or more director candidates to be included in our proxy statement and ballot pursuant to the proxy access right included in Section 2.15 of our Bylaws, it must be received by our Corporate Secretary at our principal executive offices or by e-mail at corporatesecretary@amat.com no earlier than August 27, 2024, and no later than the close of business on September 26, 2024. The notice must contain the information required by our Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in our proxy materials.

If a shareholder seeks to propose other business or nominate a director, but does not seek to include a proposal or director nominee in our proxy statement for our 2025 Annual Meeting, pursuant to the advance notice provisions of our Bylaws, notice must be received by our Corporate Secretary at our principal executive offices no earlier than November 22, 2024, and no later than the close of business on December 22, 2024. The notice must contain the information required by our Bylaws, including the information required by Rule 14a-19 of the Exchange Act in the case of a shareholder who intends to solicit proxies in support of director nominees other than the Company's nominees.

Our Bylaws contain specific requirements regarding a shareholder's ability to nominate a director or to submit a proposal for consideration at an upcoming meeting. If you would like a copy of our Bylaws, please contact our Corporate Secretary by e-mail at corporatesecretary@amat.com.

No Incorporation by Reference

In Applied's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC rules, the "Audit Committee Report" and the "Human Resources and Compensation Committee Report" contained in this Proxy Statement are not incorporated by reference into any of our other filings with the SEC, except to the extent we specifically incorporate either report by reference into a filing. In addition, this Proxy Statement includes several website addresses, including the website where our Sustainability Report can be accessed. These website addresses are intended to provide inactive, textual references only. The information on these websites and in our Sustainability Report is not part of or incorporated by reference into this Proxy Statement or any of our other filings with the SEC.

YOU MAY OBTAIN A COPY OF APPLIED'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 29, 2023 ON OUR WEBSITE AT www.appliedmaterials.com OR WITHOUT CHARGE BY SENDING A WRITTEN REQUEST TO APPLIED MATERIALS, INC., 3050 BOWERS AVENUE, P.O. BOX 58039, M/S 1261, SANTA CLARA, CALIFORNIA 95052-8039, ATTN: INVESTOR RELATIONS.

By Order of the Board of Directors

Santa Clara, California
January 24, 2024

Unaudited Reconciliation of Non-GAAP Adjusted Financial Measures

	Fiscal Year				
	2023	**2022**	**2021**	**2020**	**2019**
	(In millions, except per share amounts)				
Non-GAAP Adjusted Earnings Per Diluted Share					
Reported earnings per diluted share – GAAP basis	$ 8.11	$ 7.44	$ 6.40	$ 3.92	$ 2.86
Certain items associated with acquisitions[1]	0.05	0.04	0.04	0.05	0.05
Acquisition integration and deal costs	0.02	0.03	0.04	0.07	0.02
Certain incremental expenses related to COVID-19[2]	—	—	0.02	0.03	—
Severance and related charges[3]	—	—	0.13	—	—
Deal termination fee	—	—	0.17	—	—
Realized loss (gain), dividends and impairments on strategic investments, net	0.13	—	(0.03)	—	—
Unrealized loss (gain) on strategic investments, net	(0.16)	(0.01)	(0.05)	(0.01)	(0.03)
Earn-out	(0.01)	—	—	—	—
Loss on early extinguishment of debt	—	—	—	0.03	—
Other charges	—	—	0.01	—	—
Income tax effect of changes in applicable U.S. tax laws[4]	—	—	—	—	(0.03)
Income tax effects related to intra-entity intangible asset transfers	(0.05)	0.29	0.07	0.12	0.07
Resolution of prior years' income tax filings and other tax items	(0.04)	(0.09)	0.04	(0.04)	0.10
Non-GAAP adjusted earnings per diluted share	$ 8.05	$ 7.70	$ 6.84	$ 4.17	$ 3.04
Weighted average number of diluted shares	845	877	919	923	945

1 These items are incremental charges attributable to completed acquisitions, consisting of amortization of purchased intangible assets.

2 Temporary incremental employee compensation during the COVID-19 pandemic.

3 The severance and related charges primarily related to a one-time voluntary retirement program offered to certain eligible employees.

4 Charges to income tax provision related to one-time transition tax as a result of U.S. tax legislation.

	Fiscal Year
	2023
	(In millions, except percentages)
Non-GAAP Adjusted Gross Profit	
Reported gross profit – GAAP basis	$12,384
Certain items associated with acquisitions[1]	29
Non-GAAP Adjusted Gross Profit	$12,413
Non-GAAP Adjusted Gross Margin (% of net sales)	46.8%

1 These items are incremental charges attributable to completed acquisitions, consisting of amortization of purchased intangible assets.

	Fiscal Year				
	2023	**2022**	**2021**	**2020**	**2019**
	(In millions, except percentages)				
Non-GAAP Adjusted Operating Income					
Reported operating income – GAAP basis	$7,654	$7,788	$6,889	$4,365	$3,350
Certain items associated with acquisitions[1]	43	39	47	54	55
Acquisition integration and deal costs	22	38	45	80	22
Certain incremental expenses related to COVID-19[2]	—	—	24	30	—
Severance and related charges[3]	—	(4)	157	—	—
Deal termination fee	—	—	154	—	—
Other charges	—	—	6	—	—
Non-GAAP adjusted operating income	$7,719	$7,861	$7,322	$4,529	$3,427
Non-GAAP adjusted operating margin	29.1%	30.5%	31.7%	26.3%	23.5%

1 These items are incremental charges attributable to completed acquisitions, consisting of amortization of purchased intangible assets.
2 Temporary incremental employee compensation during the COVID-19 pandemic.
3 The severance and related charges primarily related to a one-time voluntary retirement program offered to certain eligible employees.

	Fiscal Year
	2023
	(In millions)
Free Cash Flow	
Cash provided by operating activities	$ 8,700
Capital expenditures	(1,106)
Non-GAAP free cash flow	$ 7,594

Use of Non-GAAP Adjusted Financial Measures

Management uses non-GAAP adjusted financial measures to evaluate the Company's operating and financial performance and for planning purposes, and as performance measures in its executive compensation program. Applied believes these measures enhance an overall understanding of its performance and investors' ability to review the Company's business from the same perspective as the Company's management, and facilitate comparisons of this period's results with prior periods on a consistent basis by excluding items that management does not believe are indicative of Applied's ongoing operating performance.

The non-GAAP adjusted financial measures presented above are adjusted to exclude the impact of certain costs, expenses, gains and losses, including certain items related to mergers and acquisitions; restructuring and severance charges and any associated adjustments; certain incremental expenses related to COVID-19; impairments of assets; gain or loss, dividends and impairments on strategic investments; loss on early extinguishment of debt; certain income tax items and other discrete adjustments. On a non-GAAP basis, the tax effect related to share-based compensation is recognized ratably over the fiscal year. Reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are provided in the financial tables presented above. There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles, may be different from non-GAAP financial measures used by other companies, and may exclude certain items that may have a material impact upon our reported financial results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP.

APPLIED MATERIALS BUILDING 37

9700 US 290 East, Building 37
Austin, Texas 78724

DIRECTIONS AVOIDING TOLL ROADS:

From US-290 West

» Proceed to US-290 W
» Use right 2 lanes to take F.M. 734/Parmer Ln exit
» Continue onto US-290 W Frontage Road
» Proceed past Crofford Ln (2.6mi)
» Turn Right into Applied Materials B37 parking lot
» Park in the highlighted area
» Enter event registration at the star location

From US-290 East

» Proceed to US-290 Frontage Road heading East
» Turn Left at Harris Branch Pkwy
» Turn left onto US-290 W Frontage Road
» Proceed past Crofford Ln (0.8mi)
» Turn Right into Applied Materials B37 parking lot
» Park in the area highlighted in yellow
» Enter event registration at the star location



■ Parking
★ Entrance

N

Building
37

Harris Branch Pkwy

US-290 W Frontage Road
290 TOLL ROAD
US-290 E Frontage Road